Cedar Shopping Centers, Inc.

DEVELOPERS, OWNERS AND MANAGERS OF "BREAD & BUTTER" SHOPPING CENTERS®

2010 ANNUAL REPORT

CORPORATE PROFILE

Cedar Shopping Centers, Inc. is a fully-integrated real estate investment trust which focuses primarily on the ownership, operation, development and redevelopment of "bread & butter"® supermarket-anchored as well as multi-anchored shopping centers in coastal mid-Atlantic and New England coastal states. The Company presently owns and manages (both wholly-owned and in joint venture) approximately 16.1 million square feet of GLA at 132 shopping center properties, a major portion of which are anchored by supermarkets with average remaining lease terms of approximately 11 years.

For additional financial and descriptive information on the Company, its operations and its portfolio, please refer to the Company's website at:

www.cedarshoppingcenters.com.

2010 KEY OPERATING METRICS

- Total managed revenues **increased 15.6% to $176.0 million.**
- Total managed assets **increased 12.9% to $1.93 billion.**
- Total operating portfolio occupancy at December 31, 2010, excluding development and re-development properties, was **94%.**
- Net cash flows provided by operating activities were **$41.7 million.**
- The Company's pro rata share of net operating income was **$97.0 million.**
- Operating Funds From Operations ("FFO") was **$38.6 million ($0.59 per share/OP Unit)** before impairments and non-recurring items.


FACE VALUES

Cross Keys Place

FINANCIAL HIGHLIGHTS

Years ended December 31,	2010	2009	2008	2007	2006
Total revenues	**$ 157,164,000**	$ 168,341,000	$ 156,214,000	$ 138,095,000	$ 112,809,000
Net (loss) income applicable to common shareholders	**$ (51,485,000)**	$ (24,747,000)	$ 10,296,000	$ 13,948,000	$ 7,378,000
Per common share (basic and diluted)	**$ (0.81)**	$ (0.54)	$ 0.23	$ 0.32	$ 0.22
Dividends to common shareholders	**$ 17,749,000**	$ 9,742,000	$ 40,027,000	$ 39,775,000	$ 29,333,000
Per common share	**$ 0.2700**	$ 0.2025	$ 0.9000	$ 0.9000	$ 0.9000
Total assets	**$1,622,487,000**	$1,785,118,000	$1,735,028,000	$1,603,095,000	$1,255,162,000
Mortgages and other loans payable	**$ 807,327,000**	$ 912,596,000	$ 879,492,000	$ 723,515,000	$ 439,102,000
Shareholders' equity	**$ 630,066,000**	$ 538,456,000	$ 523,521,000	$ 557,849,000	$ 574,311,000
Weighted average number of common shares:					
Shares used in determination of basic earnings per share	**63,843,000**	46,234,000	44,475,000	44,193,000	32,926,000
Additional shares assuming conversion of OP Units (basic)	**1,814,000**	2,014,000	2,024,000	1,985,000	1,737,000
Shares used in determination of basic FFO per share	**65,657,000**	48,248,000	46,499,000	46,178,000	34,663,000
Funds From Operations ("FFO")	**$ (10,316,000)**	$ 24,581,000	$ 56,859,000	$ 56,190,000	$ 41,954,000
Per common share (assuming conversion of OP Units—basic and diluted)	**$ (0.16)**	$ 0.51	$ 1.22	$ 1.22	$ 1.21
Square feet of GLA (including managed properties)	**14,535,000**	11,789,000	10,991,000	10,898,000	9,107,000
Percent leased (including development/redevelopment, managed properties and excluding ground-up developments)	**93%**	92%	93%	94%	92%
Average annualized base rent per leased square foot (including ground-up developments)	**$ 12.07**	$ 11.66	$ 11.11	$ 10.81	$ 10.47

**See page 50 in our Form 10-K for a discussion of funds from operations ("FFO"), a non-GAAP measure of performance, and a reconciliation of FFO to net income (loss) applicable to common shareholders.*


Total Consolidated Revenues
(dollars in millions)
200
150
100
50
0
'06 '07 '08 '09 '10


Total Consolidated Assets
(dollars in millions)
2,000
1,500
1,000
500
0
'06 '07 '08 '09 '10


Total Consolidated Debt
(dollars in millions)
1,000
800
600
400
200
0
'06 '07 '08 '09 '10


Total Managed GLA
(square feet in millions)
15
12
9
6
3
0
'06 '07 '08 '09 '10

EXECUTING OUR BUSINESS PLAN—STRENGTHENING OUR PORTFOLIO PROFILE AND OUR BALANCE SHEET

LETTER TO OUR SHAREHOLDERS

"Placing ourselves in a strong position to enhance shareholder value."

In 2010, we took many steps which we strongly believe to be, and to have been, in the best interests of the Company; yet, regrettably, the market value of our Company did not increase. As we move forward we will continue to focus our efforts on creating shareholder value.

During the year, we acquired 15 properties on behalf of our joint venture with RioCan and for Cedar, for a gross amount of more than $365 million. This reflects our strong reputation for sourcing properties, prompt and effective decision-making, and our ability to provide creative solutions to sellers' needs. Those acquisitions, evidencing a continued focus on our core supermarket-anchored properties and further strengthening our presence in the Northeastern states of Connecticut and Massachusetts, are further described in another section herein.

We made progress on our Company's overall balance sheet's capital structure as we put a lot of effort into reducing our debt and increasing our financial flexibility. Among the actions and activities of the Company were common and preferred stock offerings in February and August, respectively, with aggregate net proceeds of $127 million. The common stock offering did result in some dilution to shareholders. With respect to the preferred stock offering, we believe now, and believed at that time, that it was the best available instrument to raise funds in order to reduce our debt without diluting our shareholders. In each case, we utilized the proceeds to reduce the amounts outstanding under the Company's credit facility for stabilized properties. The effect was thus both to reduce the Company's total debt and to increase availability under the Company's credit facility, while, in the case of the preferred stock issue, avoiding dilution to shareholders. We also invested in properties acquired within the joint venture with RioCan. Those joint ventures generate substantial returns based on (i) our attractive fee structure for acquiring, arranging financing and managing the properties; and (ii) the leverage on our invested 20%. The leverage benefit results from arranging debt at rates substantially less than the yield at which we purchase the properties. We generally seek financing on acquired properties in amounts equal to approximately 55% to 60% debt-to-purchase price.

Going forward, we will look to execute the following steps in our business plan:

- We will continue to further de-lever our balance sheet, thus substantially reducing our overall debt. We expect to de-lever at the outset primarily by programmatic dispositions of our non-core assets that we believe will potentially underperform the balance of our portfolio and which no longer fit our geographic strategic mold.
- The proceeds of such sales will be used immediately, as indicated, to reduce our debt.
- We expect subsequently to recycle such proceeds in selected, opportunistic investments in properties featuring stronger demographics and growth properties.

These steps, coupled with (i) the continued solid performance of our core portfolio, (ii) the development properties coming on line, and (iii) our strong leasing results, all as previously announced and highlighted in this report, will place our Company in a strong position to enhance shareholder value.

As always, we value your support.

For the Board of Directors,



Leo S. Ullman
Chairman, Chief Executive Officer and President

April 15, 2011

THOUGHTS ON OUR BALANCE SHEET

MANAGING OUR DEBT AND LEVERAGE


(% of total debt maturities—$ in millions)*
14%
8%
9%
18%
15%
16%
13%
7%
$92.3
$52.0
$63.8
$119.2
$103.3
$109.0
$86.9
$47.7

** Does not include (a) $29.5 million outstanding balance under our stabilized property credit facility due in January 2012, subject to a one-year extension option, nor (b) $103.1 million outstanding balance under our development property credit facility due in June 2011, subject to a one-year extension option.*

"Significant steps to reduce our overall debt . . ."

During 2010, the Company took significant steps to reduce its overall debt, to establish substantial availability under its credit facilities, to place permanent debt in lieu of floating-rate debt, to reduce the percentage of debt-to-total capital and to reduce the debt-to-EBITDA ratio. We succeeded on all these fronts.

We issued common stock in February and preferred stock in August through marketed transactions; we also had some property sales and some other transactions resulting in net proceeds to the Company of approximately $175 million, which amounts were used primarily to reduce the outstanding balances on our secured revolving credit facility for stabilized properties. As a result of such efforts, we were able to reduce the amount outstanding under that credit facility as of the end of the year to approximately $29.5 million, and we had continuing availability of some $110 million under that facility.

As we took these steps and at the same time placed fixed-rate debt on a number of our properties which had previously been in the collateral pool for our floating-rate credit facility, our needs under that credit facility were substantially diminished and we were able to reduce the overall credit facility from $285 million to $185 million, thus resulting in substantial savings in unused availability fees.

In order further to reduce the total amount of debt, while at the same time recycling capital proceeds to upgrade the Company's properties and the underlying demographics for its properties, we embarked in 2010 on a focused program of disposing of certain higher-leveraged, lower-growth properties, located in secondary or tertiary markets. In this connection, we have now arranged for the sale of most of our remaining Ohio properties, both of our Michigan properties, as well as a few properties in Maryland and Virginia.

Prior to the end of the year, we negotiated, and have since entered into definitive agreements, pursuant to exercise of a "buy-sell" provision triggered by our joint venture partner, Homburg Invest, to also dispose of our 20% interests in eight properties, seven of which are supermarket-anchored and located in Pennsylvania, the eighth is in Massachusetts. This will result on a pro rata basis in elimination of approximately $10.3 million in debt and net cash proceeds of approximately $10 million. At the same time, the Company agreed to purchase from Homburg Invest, its 80% interest in Meadows Marketplace in Hershey, Pennsylvania. These steps, again, are consistent with our plan to reduce our overall debt, while focusing on properties with strong demographics and growth prospects.

With respect to metrics measured by debt, we have been able to reduce our overall debt-to-EBITDA ratio from approximately 9.4 to approximately 8.3 as of the end of the year. Our percentage debt-to-total capital, a figure very much influenced by our stock price, has been reduced from approximately 66% to approximately 56% as of the end of the year.

STABLE PORTFOLIO

OUR STABILIZED PROPERTIES


LOWE'S
Townfair Shopping Center


TARGET
Exeter Commons


PETSMART
Monroe Marketplace


BED BATH &
BEYOND
Towne Crossing

"We have established a strong portfolio of some 132 properties with 75% of such properties anchored by supermarkets and/or drugstores."


Stable Income Stream(1)
Scheduled Lease Expirations as a Percentage of Total Annualized Base Rents
(No more than 10.3% of annualized base rents expire in any single year through 2020)
30%
25
20
15
10
5
0
2011(2)
2012
2013
2014
2015
2016
2017
2018
2019
2020
Thereafter

(1) Includes managed properties
(2) Includes month-to-month tenancies

Our portfolio has historically been focused on having the dominant grocer in a specific local market as the anchor tenant for our community shopping center. In this connection, we have established a portfolio of some 132 properties with 75% of such properties anchored by supermarkets and/or drugstores. The average remaining lease term for such supermarket anchors has been 11 years or more. The supermarket rents represent nearly 40% of our total revenues. This portfolio has proven to be strong and largely risk-averse, consistent with a defensive investment strategy during difficult times such as those we have faced during recent years, and which we may face again in light of economic challenges and potential uncertainties in the world.

Through our joint venture with RioCan, further discussed elsewhere in this report, we have acquired many properties with multiple anchors, generally including a supermarket, but also involving other high-credit "big box" tenants such as Target, Best Buy, etc. Those properties, in addition to such bigger box tenancies, feature strong demographics in terms of family purchasing power and number of residents within certain distances from the center.

At this juncture, our bigger box tenants (tenants with more than 10,000 sq. ft. of GLA) in our stabilized property portfolio, evidence an occupancy level of some 95+%. Our smaller tenancies reflect occupancy of more than 82%.

During the course of our growth, we have also built during the past few years, a number of ground-up development properties, usually, again, anchored by a dominant supermarket in a local/regional market.

PRODUCT AND GEOGRAPHIC FOCUS

REVENUE DISTRIBUTION; PERCENT OF TOTAL REVENUES AS OF DECEMBER 31, 2010

Tenant Distribution by Industry

Minimal Exposure to Fashion, Luxury, Home Furnishings and Similar Potentially Challenged Tenancies

Industry	Annualized Base Rent
Supermarkets	31%
Food Service	6%
Drugstores/Pharmacies	2%
Personal Service	4%
Entertainment/Community	7%
Discount Department Stores	8%
Clothing, Accessories and Shoes	4%
Department Stores	8%
Building Materials/Garden	8%
Dollar Stores/Novelties	6%
Office Supplies	2%
Government Offices	2%
Medical and Dental Offices	2%
Home Appliances/Music	1%
All Other	9%
Portfolio Totals	100%

Tenant Distribution by State

Concentration in Coastal Mid-Atlantic and New England Coastal States


PA 54.4%
NJ 13.0%
MD 6.5%
MA 7.9%
OH 0.9%
NY 3.4%
CT 5.6%
VA 7.8%
MI 0.5%


GIANT

Camp Hill Shopping Center

2010 ACQUISITIONS

FIFTEEN PROPERTIES TOTALLING $365 MILLION



Exeter Commons, Exeter, PA

"Accretive and attractively financed purchases, placing ourselves in a strong position to enhance shareholder value."

During the course of 2010, pursuant to our joint venture with RioCan Real Estate Investment Trust, Inc. of Toronto, Canada (Cedar-20%; RioCan-80%), we acquired 14 properties aggregating a gross purchase price of approximately $345 million. Those properties, further detailed in another section of this report, feature, in general, quite new construction, high occupancy (more than 97%), considerable size (average 168,000 sq. ft.), and strong creditworthy tenancies.

The joint venture arrangements provide a fee structure to Cedar which is attractive and accretive. They include: acquisition fees, fees for arranging financing, property management fees, leasing fees, construction management fees and a fee for joint venture reporting and accounting services. We have been able to purchase such properties during the course of the year at cap rates of generally 7.5-7.75%, and we have been able to place attractive debt on most all of those properties in the range of 5% at 55-60% of the purchase price, thus establishing a handsome spread between the acquisition price and our interest carry.

In addition to the joint venture acquisitions, the Company also made one acquisition on its own balance sheet, a development parcel, presently with a one-story office building net-leased at that time to the U.S. Government located on Route 1 (Roosevelt Boulevard) in Northeast Philadelphia, immediately adjacent to a similar property already 76% or more owned by the Company in an (unconsolidated) joint venture with a local syndicated investment group. The combined assemblage of the two parcels represents approximately 40 acres on a major retail corridor leading to the heart of Philadelphia, with approximately 100,000 cars passing the site per day on 12 lanes. Importantly, there is a signalized entrance to the property. The Company intends to develop the combined parcels either by itself or with a joint venture partner during the next coming years. The U.S. Government is expected to vacate the two properties in the spring of 2011.

THE RioCan ARRANGEMENTS

TRANSFORMATIVE FOR CEDAR


KOHL'S

Monroe Marketplace


STOP & SHOP
STOP&SHOP ENTRANCE

Franklin Village

The Company entered into a joint venture in October 2009 with RioCan Real Estate Investment Trust, Canada's largest REIT (Cedar-20%; RioCan-80%), pursuant to which Cedar contributed seven properties to the joint venture for approximately $66 million in cash proceeds in excess of then-existing debt. The proceeds were used to reduce the borrowings under the Company's credit facilities. At the same time, RioCan purchased common stock for $40 million and received a warrant, subsequently exercised, to purchase another $10 million of common stock, so that RioCan presently owns, after participating in the Company's February 2010 stock sale, approximately 14% of the Company's common stock.

The joint venture provides that, in addition to the seven properties acquired from Cedar, the two respective parties will deal exclusively with one another on qualifying properties of a certain size and/or anchored by a supermarket within a seven state area in the Northeast. The parties targeted for potential acquisitions as much as $500 million in gross purchase prices for stable retail properties over a period of two years. At this time, the joint venture owns 22 properties, of which all but four were acquired in 2010. The total value of those properties, based on original purchase price, is approximately $543,600,000.

The attraction for our Company, among other things, is a fee structure which provides that Cedar will be entitled to acquisition fees, financing fees (where appropriate), property management fees, reporting/accounting fees, leasing fees, construction management fees and (again, where appropriate) disposition fees.

Based on the attractive fee structure and the leverage resulting from financing on the properties at historic low rates, the Company has been able to generate strong returns on its investment in these joint venture properties, while greatly enhancing the quality of its portfolio with major creditworthy tenancies, long leases, little vacancy and strong demographics.

The properties in the Cedar/RioCan joint venture include the following:

PROPERTY	GLA	PRINCIPAL TENANTS	TOTAL PURCHASE PRICE	DATE OF TRANSFER OR ACQUISITION
2009				
Blue Mountain Commons Susquehana Township, PA	121,145	Giant PNC Bank	$32,150,000	12/10/2009
Sunset Crossing Dickson City, PA	74,142	Giant	$ 9,850,000	12/10/2009
2010				
Columbus Crossing Philadelphia, PA	142,166	Super Fresh Old Navy AC Moore	$24,538,000	2/23/2010
Creekview Plaza Warrington, PA	136,423	Giant LA Fitness Bed Bath & Beyond	$26,240,000	9/29/2010
Cross Keys Place Sewell, NJ	148,173	Sports Authority Bed Bath & Beyond AC Moore	$26,336,000	10/13/2010
Exeter Commons Exeter, PA	361,321	Lowe's Giant	$53,000,000	8/3/2010
Franklin Village Plaza Franklin, MA	304,277	Stop & Shop Marshalls Famous Footwear	$54,656,000	2/4/2010
Gettysburg Marketplace Gettysburg, PA	82,784	Giant Blockbuster Video	$19,850,000	10/21/2010
Loyal Plaza Williamsport, PA	293,825	Kmart Giant Staples	$26,950,000	5/6/2010
Marlboro Crossroads Upper Marlboro, MD	67,975	Giant	$12,500,000	10/21/2010
Monroe Marketplace Selinsgrove, PA	328,013	Giant Kohl's Dick's	$41,990,000	9/29/2010
Montville Commons Montville, CT	117,916	Stop & Shop	$18,900,000	9/29/2010
New River Valley Christiansburg, VA	164,663	Best Buy Ross Dress For Less Bed Bath & Beyond	$27,970,000	9/29/2010
Northland Center State College, PA	108,260	Giant CVS	$10,248,000	10/21/2010
Pitney Road Plaza Lancaster, PA	45,915	Best Buy	$11,060,000	9/29/2010
Shaw's Plaza Raynham, MA	176,609	Shaw's Marshalls Jo-Ann Fabrics	$20,363,000	4/27/2010
Stop & Shop Plaza Bridgeport, CT	54,510	Stop & Shop	$ 8,974,000	4/27/2010
Sunrise Plaza Forked River, NJ	248,160	Home Depot Kohl's Staples	$26,460,000	9/29/2010
Town Square Plaza Temple, PA	127,636	Giant AC Moore	$18,854,000	1/26/2010
Towne Crossings Richmond, VA	111,016	Bed Bath & Beyond Michaels	$19,000,000	10/21/2010
York Marketplace York, PA	305,410	Lowe's Giant	$29,200,000	10/21/2010
2011				
Northwoods Crossing	159,557	BJ's Tractor Supply Dollar Tree	$23,475,000	4/13/2011

CORPORATE INFORMATION

DIRECTORS

Leo S. Ullman
Chairman of the Board
Chief Executive Officer
of the Company

James J. Burns
Consultant
Reis, Inc.
New York, NY

Raghunath Davloor
Senior Vice President and
Chief Financial Officer
RioCan Real Estate Investment Trust
Toronto, Canada

Richard Homburg
Chairman
Homburg Uni-Corp Group
The Netherlands

Pamela N. Hootkin
Senior Vice President,
Treasurer and
Director of Investor Relations
Phillips-Van Heusen Corporation
New York, NY

Senator Paul G. Kirk, Jr.
Lead Director
Chairman and Chief Executive Officer
Kirk & Associates, Inc.

Everett B. Miller, III
Vice President
Alternative Investments
YMCA Retirement Fund
New York, NY

Roger M. Widmann
Investment Banker
New York, NY

OFFICERS

Leo S. Ullman
Chairman,
Chief Executive Officer
and President

Lawrence E. Kreider, Jr.
Chief Financial Officer

Brenda J. Walker
Vice President and
Chief Operating Officer

Thomas B. Richey
President—Development and
Construction Division

Nancy H. Mozzachio
Vice President—Leasing

Michael Winters
Vice President—Acquisitions

Ann Maneri
Property Controller

Gaspare J. Saitta, II
Chief Accounting Officer

Stuart H. Widowski
Secretary and General Counsel

Joseph F. Macri
Assistant Secretary and
Assistant General Counsel

CORPORATE AND TAX COUNSEL

Stroock & Stroock & Lavan LLP
New York, NY

AUDITORS

Ernst & Young LLP
New York, NY

TRANSFER AGENT

American Stock Transfer
& Trust Company
New York, NY
800-937-5449



CDR LISTED NYSE

Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050
www.cedarshoppingcenters.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 001-31817

CEDAR SHOPPING CENTERS, INC.
(Exact name of registrant as specified in its charter)

Maryland	**42-1241468**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
44 South Bayles Avenue, Port Washington, NY	**11050-3765**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (516) 767-6492
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, $0.06 par value	New York Stock Exchange
8-7/8% Series A Cumulative Redeemable Preferred Stock, $25.00 Liquidation Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes X No __.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X]

Non-accelerated filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __ No X

Based on the closing sales price on June 30, 2010 of $6.02 per share, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $379,512,000.

The number of shares outstanding of the registrant's Common Stock $.06 par value was 66,233,579 on February 28, 2011.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement relating to its 2011 annual meeting of shareholders are incorporated herein by reference.

CEDAR SHOPPING CENTERS, INC.

TABLE OF CONTENTS

Part I.

Items 1 and 2. Business and Properties

General

Cedar Shopping Centers, Inc. (the "Company"), organized in 1984, is a fully-integrated real estate investment trust which focuses primarily on ownership, operation, development and redevelopment of supermarket-anchored shopping centers predominantly in mid-Atlantic and Northeast coastal states. At December 31, 2010, the Company owned and managed (both wholly-owned and in joint venture) a portfolio of 115 operating properties totaling approximately 14.5 million square feet of gross leasable area ("GLA"), including 72 wholly-owned properties comprising approximately 7.4 million square feet, 12 properties owned in joint venture (consolidated) comprising approximately 1.4 million square feet, 21 properties in a managed joint venture (unconsolidated) comprising approximately 3.5 million square feet, six redevelopment properties comprising approximately 1.5 million sq. ft. and four ground-up development properties comprising approximately 0.7 million square feet. Excluding the four ground-up development properties, the 111 property portfolio was approximately 92.5% leased at December 31, 2010. The Company also owned approximately 148 acres of land parcels, a significant portion of which is under development. In addition, the Company has a 76.3% interest in another unconsolidated joint venture, which it does not manage, which owns a single-tenant office property in Philadelphia, Pennsylvania.

The Company has elected to be taxed as a real estate investment trust ("REIT") under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT under those provisions, the Company must have a preponderant percentage of its assets invested in, and income derived from, real estate and related sources. The Company's objectives are to provide to its shareholders a professionally-managed, diversified portfolio of commercial real estate investments (primarily supermarket-anchored shopping centers), which will provide substantial cash flow, currently and in the future, taking into account an acceptable modest risk profile, and which will present opportunities for additional growth in income and capital appreciation.

The Company, organized as a Maryland corporation, has established an umbrella partnership structure through the contribution of substantially all of its assets to Cedar Shopping Centers Partnership L.P. (the "Operating Partnership"), organized as a limited partnership under the laws of Delaware. The Company conducts substantially all of its business through the Operating Partnership. At December 31, 2010, the Company owned 97.9% of the Operating Partnership and is its sole general partner. The approximately 1,415,000 limited Operating Partnership Units ("OP Units") are economically equivalent to the Company's common stock and are convertible into the Company's common stock at the option of the holders on a one-to-one basis.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases. The Company's operating results therefore depend on the ability of its tenants to make the payments required by the terms of their leases. The Company focuses its investment activities on supermarket-anchored community shopping centers. The Company believes that, because of the need of consumers to purchase food and other staple goods and services generally available at such centers, its type of "necessities-based" properties should provide relatively stable revenue flows even during difficult economic times.

In connection with the transactions with RioCan Real Estate Investment Trust ("RioCan"), the Company has acquired, and will continue to seek to acquire, primarily stabilized supermarket-anchored properties in its primary market areas in a joint venture owned 20% by the Company. The Company has historically sought opportunities to acquire stabilized properties as well as properties suited for development, where it can utilize its experience in shopping center construction, renovation, expansion, re-leasing and re-merchandising to achieve long-term cash flow growth and favorable investment returns.

The Company, the Operating Partnership, their subsidiaries and affiliated partnerships are separate legal entities. For ease of reference, the terms "we", "our", "us", "Company" and "Operating Partnership" (including their respective subsidiaries and affiliates) refer to the business and properties of all these entities, unless the context otherwise requires. The Company's executive offices are located at 44 South Bayles Avenue, Port Washington, New York 11050-3765 (telephone 516-767-6492). The Company also maintains property management, construction management and/or leasing offices at several of its shopping-center properties. The Company's website can be accessed at www.cedarshoppingcenters.com, where a copy of the Company's Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission ("SEC") can be obtained free of charge. These SEC filings are added to the website as soon as reasonably practicable. The Company's Code of Ethics, corporate governance guidelines and committee charters are also available on the website.

Recent Developments and Significant Transactions

Common Stock and Preferred Stock

On February 5, 2010, the Company concluded a public offering of 7,500,000 shares of its common stock at $6.60 per share, and realized net proceeds, after offering expenses, of approximately $47.0 million. On March 3, 2010, the underwriters exercised their over-allotment option to the extent of 697,800 shares, and the Company realized additional net proceeds of $4.4 million. In connection with the offering, RioCan (see below) acquired 1,350,000 shares of the Company's common stock, including 100,000 shares acquired in connection with the exercise of the over-allotment option, and the Company realized net proceeds of $8.9 million from those transactions.

On February 5, 2010, the Company filed a registration statement with the Securities and Exchange Commission for up to 5,000,000 shares of the Company's common stock under the Company's Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). The DRIP offers a convenient method for shareholders to invest cash dividends and/or make optional cash payments to purchase shares of the Company's common stock at 98% of their market value. The Board of Directors of the Company has approved an amendment to the DRIP to have all stock purchased at 100% of their market value. This amendment is expected to become effective promptly after the filing of this Form 10-K. Through December, 31, 2010, the Company issued approximately 1,451,000 shares of its common stock under the DRIP at an average price of $5.79 per share and realized proceeds after expenses of approximately $8.2 million.

On April 27, 2010, RioCan exercised its warrant to purchase 1,428,570 shares of the Company's common stock, and the Company realized net proceeds of $10.0 million from that transaction.

The Company has a Standby Equity Purchase Agreement (the "SEPA Agreement") with an investment company for sales of its shares of common stock aggregating, as amended, up to $45 million over a commitment period ending in September 2011. Through December 31, 2010, approximately 1,807,000 shares had been sold pursuant to the SEPA Agreement, at an average price of $6.98 per share, and the Company realized net proceeds, after allocation of issuance expenses, of approximately $12.3 million.

In connection with a litigation settlement in April 2010 in the Company's favor, the Company received a cash payment of $750,000. In addition, the defendants acquired 94,000 shares of the Company's common stock at an average price of $8.01 per share from which the Company realized net proceeds of an additional $750,000.

On August 25, 2010, the Company concluded a public offering of 2,850,000 shares of its 8-7/8% Series A Cumulative Redeemable preferred stock at $24.50 per share, and realized net proceeds, after offering expenses, of approximately $67.4 million. In connection with the sale, the Company's investment advisor received an underwriter's discount of approximately $2.4 million.

RioCan

The Company and RioCan entered into an 80% (RioCan) and 20% (Cedar) joint venture in October 2009 (i) initially for the purchase of seven supermarket-anchored properties previously owned by the Company, and (ii) then to acquire additional primarily supermarket-anchored properties in the Company's primary market areas, in the same joint venture format. The Company transferred the initial seven properties into the joint venture at various times from December 2009 through May 2010 generating approximately $63.1 million of net proceeds and the transfer of approximately $94 million of fixed-rate mortgages. In addition, in April 2010, RioCan exercised its warrant to purchase 1,428,570 shares of the Company's common stock, and the Company received proceeds of $10.0 million. Net proceeds from the property transfers and the exercise of the warrants were used to repay/reduce the outstanding balances under the Company's secured revolving credit facilities.

For specific information relating the properties owned by the Cedar/RioCan joint venture, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this report.

During 2010, the Company earned approximately $3.6 million in fees from the joint venture, comprised of accounting fees, property management fees, acquisition fees and financing fees. Such fees are included in other revenues in the accompanying statements of operations. In addition, the Company paid fees to its investment advisor of approximately $2.7 million, which are included in transaction costs in the accompanying statements of operations.

Secured Revolving Stabilized Property Credit Facility

The Company has an amended and restated secured revolving stabilized property credit facility with Bank of America, N.A. as administrative agent, together with three other lead lenders and other participating banks. On September 13, 2010, the Company elected to reduce the total commitments under the facility from $285.0 million to $185.0 million.

Discontinued Operations

During 2010 and 2009, the Company sold, or has treated as "held for sale", 28 of its properties (including a number of drug store/convenience centers). The carrying values of the assets and liabilities of these properties, principally the net book values of the real estate and the related mortgage loans payable, have been reclassified as "held for sale" on the Company's consolidated balance sheets at December 31, 2010 and 2009, if applicable. In addition, the properties' results of operations have been classified as "discontinued operations" for all periods presented.

For specific information relating the properties sold or treated as "held for sale", see "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this report.

The Company's Properties

The following tables summarize information relating to the Company's properties as of December 31, 2010:

State	Number of properties	GLA (Sq. ft.)	Consolidated Properties: Land	Building and improvements	Total cost	Accumulated depreciation	Net book value	Net book value of Cedar/RioCan Joint Venture Prioerties
Pennsylvania	59	8,177,000	$ 168,749,000	$ 698,563,000	$ 867,312,000	$ 104,569,000	$ 762,743,000	$ 311,038,000
Massachusetts	9	1,486,000	27,148,000	114,404,000	141,552,000	14,762,000	126,790,000	75,839,000
Connecticut	9	1,263,000	25,160,000	124,873,000	150,033,000	18,543,000	131,490,000	26,126,000
Virginia	15	1,092,000	27,476,000	104,169,000	131,645,000	19,189,000	112,456,000	46,059,000
Ohio	5	80,000	2,218,000	10,398,000	12,616,000	2,175,000	10,441,000	-
Maryland	8	904,000	29,473,000	79,800,000	109,273,000	11,957,000	97,316,000	11,188,000
New Jersey	6	1,228,000	13,742,000	74,489,000	88,231,000	12,178,000	76,053,000	54,198,000
New York	3	226,000	13,014,000	39,456,000	52,470,000	4,476,000	47,994,000	-
Michigan	1	79,000	2,443,000	9,813,000	12,256,000	1,609,000	10,647,000	-
Total operarting portfolio	115	14,535,000	309,423,000	1,255,965,000	1,565,388,000	189,458,000	1,375,930,000	524,448,000
Projects under development and land held for future expansion and development	n/a	n/a	19,408,000	6,514,000	25,922,000	3,000	25,919,000	-
Total portfolio	115	14,535,000	$ 328,831,000	$ 1,262,479,000	$ 1,591,310,000	$ 189,461,000	$ 1,401,849,000	524,448,000
Unconsolidated joint venture - not managed [a]								5,848,000
Total unconsolidated joint ventures								$ 530,296,000

(a) The Company has a 76.3% interest in an unconsolidated joint venture, which it does not manage, which owns a single-tenant office property located in Philadelphia, PA.

Tenant (a)	Number of stores	GLA	Percentage of GLA	Annualized base rent	Annualized Base rent per sq. ft.	Percentage of annualized base rents
Top ten tenants (b):						
Giant Foods (c)	29	1,886,000	13.0%	$ 28,527,000	$ 15.13	17.8%
Stop & Shop (c)	6	391,000	2.7%	4,322,000	11.05	2.7%
Farm Fresh (c)	6	364,000	2.5%	3,909,000	10.74	2.4%
L.A. Fitness	6	248,000	1.7%	3,826,000	15.43	2.4%
Discount Drug Mart	1	206,000	1.4%	2,496,000	12.12	1.6%
Staples	10	199,000	1.4%	3,006,000	15.11	1.9%
Shaw's (c)	4	241,000	1.7%	2,716,000	11.27	1.7%
CVS	11	124,000	0.9%	2,445,000	19.72	1.5%
Best Buy	4	128,000	0.9%	2,407,000	18.80	1.5%
Lowe's	3	392,000	2.7%	2,337,000	5.96	1.5%
Sub-total top ten tenants	80	4,179,000	28.9%	55,991,000	13.40	35.0%
Remaining tenants	1,195	9,068,000	62.2%	103,907,000	11.46	65.0%
Sub-total all tenants	1,275	13,247,000	91.1%	159,898,000	12.07	100.0%
Vacant space (d)	n/a	1,288,000	8.9%	n/a	n/a	n/a
Total (including vacant space)	1,275	14,535,000	100.0%	$ 159,898,000	$ 11	n/a

(a) Incudes tenants at unconsolidated managed joint venture properties and ground-up development properties.

(b) Based on annualized base rent.

(c) Several of the tenants listed above share common ownership with other tenants including, without limitation, (1) Giant Foods and Stop & Shop, and (2) Farm Fresh, Shaw's, Shop 'n Save (GLA of 53,000; annualized base rent of $524,000), Shoppers Food Warehouse (GLA of 120,000; annualized base rent of $1,237,000) and Acme (GLA of 172,000; annualized base rent of $756,000).

(d) Includes vacant space at properties undergoing development and/or redevelopment activities.

Year of lease expiration (a)	Tenants with leases expiring	GLA expiring	Percentage of GLA expiring	Annualized expiring base rents	Annualized expiring base rents per sq. ft.	Percentage of annualized expiring base rents
Month-to-Month	68	172,000	1.3%	$ 2,183,000	$ 12.69	1.4%
2011	154	815,000	6.2%	10,949,000	13.43	6.8%
2012	183	943,000	7.1%	11,081,000	11.75	6.9%
2013	151	632,000	4.8%	9,430,000	14.92	5.9%
2014	178	1,727,000	13.0%	16,448,000	9.52	10.3%
2015	174	1,431,000	10.8%	15,435,000	10.79	9.7%
2016	74	919,000	6.9%	8,592,000	9.35	5.4%
2017	47	559,000	4.2%	7,611,000	13.62	4.8%
2018	44	863,000	6.5%	11,284,000	13.08	7.1%
2019	55	911,000	6.9%	11,592,000	12.72	7.2%
2020	47	992,000	7.5%	10,040,000	10.12	6.3%
2021	16	344,000	2.6%	5,784,000	16.81	3.6%
Thereafter	84	2,939,000	22.2%	39,469,000	13.43	24.6%
All tenants	1,275	13,247,000	100.0%	159,898,000	12.07	100.0%
Vacant space (b)	n/a	1,288,000	n/a	n/a	n/a	n/a
Total portfolio	1,275	14,535,000	n/a	$ 159,898,000	$ 11.00	n/a

(a) Incudes tenants at unconsolidated managed joint venture properties and ground-up development properties.

(b) Includes vacant space at properties undergoing development and/or redevelopment activities.

The terms of the Company's retail leases generally vary from tenancies at will to 25 years, excluding renewal options. Anchor tenant leases are typically for 10 to 25 years, with one or more renewal options available to the lessee upon expiration of the initial lease term. By contrast, smaller store leases are typically negotiated for five-year terms. The longer terms of major tenant leases serve to protect the Company against significant vacancies and to assure the presence of strong tenants which draw consumers to its centers. The shorter terms of smaller store leases allow the Company under appropriate circumstances to adjust rental rates periodically for non-major store space and, where possible, to upgrade or adjust the overall tenant mix.

Most leases contain provisions requiring tenants to pay their pro rata share of real estate taxes, insurance and certain operating costs. Some leases also provide that tenants pay percentage rent based upon sales volume generally in excess of certain negotiated minimums.

Giant Food Stores, LLC ("Giant Foods"), which is owned by Ahold N.V., a Netherlands corporation, leased approximately 13%, 11% and 11% of the Company's GLA at December 31, 2010, 2009 and 2008, respectively, and accounted for approximately 14%, 13% and 13% of the Company's total revenues during 2010, 2009 and 2008, respectively. Giant Foods, in combination with Stop & Shop, Inc., which is also owned by Ahold N.V., accounted for approximately 17%, 17% and 17% of the Company's total revenues during 2010, 2009 and 2008, respectively. No other tenant leased more than

10% of GLA at December 31, 2010, 2009 or 2008, or contributed more than 10% of total revenues during 2010, 2009 or 2008. On February 15, 2011, Homburg Invest Inc., our co-venturer in nine supermarket anchored shopping centers, initiated a "buy/sell" option. Of the nine supermarket-anchored shopping centers, the Company, pursuant to the transaction initiated by Homburg Invest Inc., has elected to sell eight of such properties of which six are anchored by Giant Food Stores. For more information, see Note 9 of Notes to Consolidated Financial Statements elsewhere in this report. No individual property had a net book value equal to more than 10% of total assets at December 31, 2010, 2009 or 2008.

Depreciation on all of the Company's properties is calculated using the straight-line method over the estimated useful lives of the respective real properties and improvements, which range from three to forty years.

The Company's executive offices are located at 44 South Bayles Avenue, Port Washington, New York, in which it presently occupies approximately 14,700 square feet leased from a partnership owned 43.6% by the Company's Chairman. Under the terms of the lease, as amended, this will expire in February 2020. The Company believes that the terms of its lease are at market.

Competition

The Company believes that competition for the acquisition and operation of retail shopping and convenience centers is highly fragmented. It faces competition from institutional investors, public and private REITs, owner-operators engaged in the acquisition, ownership and leasing of shopping centers, as well as from numerous local, regional and national real estate developers and owners in each of its markets. It also faces competition in leasing available space at its properties to prospective tenants. Competition for tenants varies depending upon the characteristics of each local market in which the Company owns and manages properties. The Company believes that the principal competitive factors in attracting tenants in its market areas are location, price and other lease terms, the presence of anchor tenants, the mix, quality and sales results of other tenants, and maintenance, appearance, access and traffic patterns of its properties.

Environmental Matters

Under various federal, state, and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or other contaminants at property owned, leased, managed or otherwise operated by such person, and may be held liable to a governmental entity or to third parties for property damage, and for investigation and cleanup costs in connection with such contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such conditions, may adversely affect the owner's, lessor's or operator's ability to sell or rent such property or to arrange financing using such property as collateral. In connection with the ownership, operation and management of real estate, the Company may potentially become liable for removal or remediation costs, as well as certain other related costs and liabilities, including governmental fines and injuries to persons and/or property.

The Company believes that environmental studies conducted at the time of acquisition with respect to all of its properties have not revealed environmental liabilities that would have a material adverse effect on its business, results of operations or liquidity. However, no assurances can be given that existing environmental studies with respect to any of the properties reveal all environmental liabilities, that any prior owner of or tenant at a property did not create a material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist at any one or more of its properties. If a material environmental condition does in fact exist, it could have an adverse impact upon the Company's financial condition, results of operations and liquidity.

Employees

As of December 31, 2010, the Company had 109 employees (101 full-time and 8 part-time). The Company believes that its relations with its employees are good.

Item 1A. Risk Factors

Economic conditions in the U.S. economy, instability in the credit markets and the uncertain retail environment could adversely affect our ability to continue to pay dividends or cause us to reduce further the amount of our dividends.

As a result of the current state of the U.S. economy, constrained capital markets, the difficult retail environment and the need to renew the Company's secured revolving stabilized property line of credit facility, on January 29, 2009, our Board of Directors reduced our annual dividend rate on our common stock from $.90 per share to $.45 per share and on April 2, 2009 suspended the payment of dividends. The Board reinstituted dividends at the annual rate of $.36 per share as of January 20, 2010. However, there can be no assurance that as a result of economic conditions the Company will not be forced, once again, to suspend or reduce the payment of dividends.

Volatility and instability in the credit markets could adversely affect our ability to obtain new financing or to refinance existing indebtedness.

Continued uncertainty in the credit markets may negatively impact our ability to access debt financing, to arrange property-specific financing or to refinance our existing debt as it matures on favorable terms or at all. As a result, we may be forced to seek potentially less attractive financings, including equity investments on terms that may not be favorable to us. In doing so, the Company may be compelled to dilute the interests of existing shareholders that could also adversely reduce the trading price of our common stock.

Our properties consist primarily of community shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally.

Our properties consist primarily of supermarket-anchored community shopping centers, and our performance therefore is linked to economic conditions in the market for retail space generally. This also means that we are subject to the risks that affect the retail environment generally, including the levels of consumer spending, the willingness of retailers to lease space in our shopping centers, tenant bankruptcies, changes in economic conditions and consumer confidence. A downturn in the U.S. economy and reduced consumer spending could impact our tenants' ability to meet their lease obligations due to poor operating results, lack of liquidity or other reasons and therefore decrease the revenue generated by our properties or the value of our properties. Our ability to lease space and negotiate and maintain favorable rents could also be negatively impacted by the current state of the U.S. economy. Moreover, the demand for leasing space in our existing shopping centers as well as our development properties could also significantly decline during a significant downturn in the U.S. economy that could result in a decline in our occupancy percentage and reduction in rental revenues. The U.S. economy has experienced, and is expected to continue to experience, substantial unemployment at rates which approach their highest levels in the country's history. Such levels of reported unemployment may in fact mask more serious unemployment issues, such as persons who have not sought to re-enter the labor force after having been unemployed for substantial periods of time and, further, may not fairly reflect persons who are under-employed or temporarily employed. Sustained levels of high unemployment can be expected to have a serious negative impact on consumer spending in affected areas. While unemployment levels may vary considerably in different areas of the country, and within the markets in which we presently operate, sustained unemployment may have a continuing negative impact on sales by our tenants at our various shopping centers.

There has been recent pressure on prices of petroleum products resulting from actual or potential dislocations in the world's supply caused by political turmoil in countries which are major sources or distribution links for such products. This has tended to adversely impact the pricing of gasoline, among other products, in this country, which may cause shoppers to restrict their trips by automobile to shopping centers, reduce their purchases of gasoline and other products from the fuel service stations affiliated with the supermarkets at several of our properties, as well as reduce their levels of discretionary spending, all of which, in turn, could adversely affect sales at our properties.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry, including, among other things, risks related to adverse changes in national, regional and local economic and market conditions. Our continued ability to make expected distributions to our shareholders depends on our ability to generate sufficient revenues to meet operating expenses, future debt service and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events and conditions include, but may not be limited to, the following:

1. local oversupply, increased competition or declining demand for real estate;

2. local economic conditions, which may be adversely impacted by plant closings, business layoffs, industry slow-downs, weather conditions, natural disasters and other factors;

3. non-payment or deferred payment of rent or other charges by tenants, either as a result of tenant-specific financial ills, or general economic events or circumstances adversely affecting consumer disposable income or credit;

4. vacancies or an inability to rent space on acceptable terms;

5. inability to finance property development, tenant improvements and acquisitions on acceptable terms;

6. increased operating costs, including real estate taxes, insurance premiums, utilities, repairs and maintenance;

7. volatility and/or increases in interest rates, or the non-availability of funds in the credit markets in general;

8. increased costs of complying with current, new or expanded governmental regulations;

9. the relative illiquidity of real estate investments;

10. changing market demographics;

11. changing traffic patterns;

12. an inability to arrange property-specific replacement financing for maturing mortgage loans in acceptable amounts or on acceptable terms.

Our substantial indebtedness and constraints on credit may impede our operating performance, as well as our development, redevelopment and acquisition activities, and put us at a competitive disadvantage.

We may incur additional debt in connection with development and redevelopment of properties owned by us and in connection with future acquisitions of real estate. We also may borrow funds to make distributions to shareholders. If we are unable to obtain such financing, we may be forced to delay or cancel such development, redevelopment and acquisition activities, which might require us to record a loss, might impair our future growth, and which in turn may harm our stock price. Our debt may harm our business and operating results by (i) requiring us to use a substantial portion of our available liquidity to pay required debt service and/or repayments or establish additional reserves, which would reduce the amount available for distributions, (ii) placing us at a competitive disadvantage compared to competitors that have less debt or debt at more favorable terms, (iii) making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions, and (iv) limiting our ability to borrow more money for operations, capital expenditures, or to finance development, redevelopment and acquisition activities in the future. Increases in interest rates may impede our operating performance and put us at a competitive disadvantage. Payments of required debt service or amounts due at maturity, or creation of additional reserves under loan agreements, could adversely affect our liquidity.

As substantially all of our revenues are derived from rental income, failure of tenants to pay rent or delays in arranging leases and occupancy at our properties could seriously harm our operating results and financial condition.

Substantially all of our revenues are derived from rental income from our properties. Our tenants may experience a downturn in their respective businesses and/or in the economy generally at any time that may weaken their financial condition. As a result, any such tenants may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent, or declare bankruptcy. Any leasing delays, failure to make rental or other payments when due, or tenant bankruptcies, could result in the termination of tenants' leases, which would have a negative impact on our operating results. In addition, adverse market and economic conditions and competition may impede our ability to renew leases or re-let space as leases expire, which could harm our business and operating results.

Our business may be seriously harmed if a major tenant fails to renew its lease(s) or vacates one or more properties and prevents us from re-leasing such premises by continuing to pay base rent for the balance of the lease terms. In addition, the loss of such a major tenant could result in lease terminations or reductions in rent by other tenants, as provided in their respective leases.

We may be restricted from re-leasing space based on existing exclusivity lease provisions with some of our tenants. In these cases, the leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center which limit the ability of other tenants within that center to sell such merchandise or provide such services. When re-leasing space after a vacancy by one of such other tenants, such lease provisions may limit the number and types of prospective tenants for the vacant space. The failure to re-lease space or to re-lease space on satisfactory terms could harm operating results.

Any bankruptcy filings by, or relating to, one of our tenants or a lease guarantor would generally bar efforts by us to collect pre-bankruptcy debts from that tenant, or lease guarantor, unless we receive an order permitting us to do so from the bankruptcy court. A bankruptcy by a tenant or lease guarantor could delay efforts to collect past due balances, and could ultimately preclude full or in fact any collection of such sums. If a lease is affirmed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must generally be paid in full. However, if a lease is disaffirmed by a tenant in bankruptcy, we would have only an unsecured claim for damages, which would be paid normally only to the extent that funds are available, and only in the same percentage as is paid to all other members of the same class of unsecured creditors. It is possible and indeed likely that we would recover substantially less than, or in fact no portion of, the full value of any unsecured claims we hold, which may in turn harm our financial condition.

"New Technology" developments may impact customer traffic at certain tenants' stores and ultimately sales at such stores.

We may be adversely affected by developments of new technology which may cause the business of certain of our tenants to become substantially diminished or functionally obsolete with the result that such tenants may be unable to pay rent, become insolvent, file for bankruptcy protection, close their stores, or terminate their leases. Examples of the potentially adverse effects of new technology on retail businesses include, amongst other, the advent of on-line movie rentals on video stores, the effect of "e-books" and small screen readers on book stores and increased sales of electronic products "on-line".

Substantial recent annual increases in on-line sales have also caused many retailers to sell products on line on their websites with pick-ups at a store or warehouse. With special reference to our principal tenants, on-line grocery orders are available and especially useful in urban areas, but have not yet become a major factor affecting supermarkets in our portfolio.

Competition may impede our ability to renew leases or re-let spaces as leases expire, which could harm our business and operating results.

We also face competition from similar retail centers within our respective trade areas that may affect our ability to renew leases or re-let space as leases expire. Certain national retail chain bankruptcies and resulting store closings/lease disaffirmations have generally resulted in increased available retail space which, in turn, has resulted in increased competitive pressure to renew tenant leases upon expiration and to find new tenants for vacant space at such properties. In addition, any new competitive properties that are developed within the trade areas of our existing properties may result in increased competition for customer traffic and creditworthy tenants. Increased competition for tenants may require us to make tenant and/or capital improvements to properties beyond those that we would otherwise have planned to make. Any unbudgeted tenant and/or capital improvements we undertake may reduce cash that would otherwise be available for distributions to shareholders. Ultimately, to the extent we are unable to renew leases or re-let space as leases expire, our business and operations could be negatively impacted.

We face competition for the acquisition of real estate properties, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of retail shopping centers, including institutional investors, other REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate properties, other assets or other companies we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources (including a cost of capital that may be considerably less than ours), may be willing to pay more, or may have a more compatible operating philosophy, or may indeed operate in a broader geographic area than we do. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced.

Our current and future joint venture investments could be adversely affected by the lack of sole decision-making authority, reliance on joint venture partners' financial condition, and any disputes that may arise between our joint venture partners and us.

We presently own a significant number of our properties in joint venture, and in the future we may continue to co-invest with third parties through joint ventures and/or contribute some of our properties to joint ventures. In addition, we have a 76.3% interest in an unconsolidated joint venture that owns a single-tenant office property. We are generally not in a position to exercise sole decision-making authority regarding the properties owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might file for bankruptcy protection or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither the joint venture partner nor we would have full control over the joint venture. Any disputes that may arise between joint venture partners and us may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners. Our joint venture partner(s) or we may not be in a position to respond to capital calls, and such calls could thus adversely affect our ownership or profits interest through subordination, dilution or super priorities. Also, the triggering of buy/sell provisions in the respective joint venture agreements could adversely affect our ownership interests.

As indicated, we have entered into joint venture arrangements with respect to a number of our properties, including both development and stabilized properties. The applicable joint venture agreements generally include so-called "buy/sell" provisions pursuant to which, after a specified period of years, either party may initiate a "buy/sell" arrangement pursuant to which the initiating party can designate a value for the relevant property or properties, and the other party, after a specified notice period, may then elect either to sell its proportionate ownership interest in the joint venture based on that value for the entire property or to purchase the initiating party's ownership interest based on such valuation for the entire property, subject to certain time limits for closing and other closing conditions where applicable. On February 15, 2011, Homburg Invest Inc., our co-venturer in nine supermarket-anchored shopping centers, initiated a "buy/sell" option under the joint venture agreement. For more information, see Note 9 of Notes to Consolidated Financial Statements elsewhere in this report.

The risk to us is that we may not be in a position financially, by virtue of lack of access to funds at an acceptable cost and within prescribed time limits, to purchase the co-venturer's interest in the event of such "triggering" of the buy/sell provision by the co-venturer. Accordingly, we may be forced to sell our interest in the relevant property or properties on terms and at a time when such sale might not be considered in our best interests. In the event of such sale, we might also lose the benefit of various fees payable to us by the joint venture for property management, leasing and other services, as well as the benefit, where applicable, of a "promote" structure in such joint venture arrangement pursuant to which we could realize an additional share of profits, gains, cash flow, or proceeds of a sale, (re)financing or other capital transaction. Among other things, such sale could adversely affect on-going rental revenues, market penetration, relationships with tenants, and overall credit metrics.

The financial covenants in our loan agreements may restrict our operating or acquisition activities, which may harm our financial condition and operating results.

The financial covenants in our loan agreements may restrict our operating or acquisition activities, which may harm our financial condition and operating results. The mortgages on our properties contain customary negative covenants, such as those that limit our ability, without the prior consent of the lender, to sell or otherwise transfer any ownership interest, to further mortgage the applicable property, to enter into leases, or to discontinue insurance coverage. Our ability to borrow under our secured revolving credit facilities is subject to compliance with these financial and other covenants, including restrictions on property eligible for collateral, the payment of dividends, and overall restrictions on the amount of indebtedness we can incur. If we breach covenants in our debt agreements, the lenders could declare a default and require us to repay the debt immediately and, if the debt is secured, could take possession of the property or properties securing the loan.

A substantial portion of our properties are located in the mid-Atlantic and Northeast coastal regions, which exposes us to greater economic risks than if our properties were owned in several geographic regions.

Our properties are located largely in the mid-Atlantic and Northeast coastal regions, which exposes us to greater economic risks than if we owned properties in more geographic regions. Any adverse economic or real estate developments resulting from the regulatory environment, business climate, fiscal problems or weather in such regions could have an adverse impact on our prospects. In addition, the economic condition of each of our markets may be dependent on one or more industries. An economic downturn in one of these industry sectors may result in an increase in tenant vacancies, which may harm our performance in the affected markets. High barriers to entry in the Northeast due to mature economies, road patterns, density of population, restrictions on development, and high land costs, coupled with large numbers of often overlapping government jurisdictions, may make it difficult for the Company to continue to grow in these areas.

Development and redevelopment activities may be delayed or otherwise may not achieve expected results.

Development and/or redevelopment activities may be cancelled, terminated, abandoned, and/or delayed, or otherwise may not achieve expected results due, among other things, to our inability to achieve favorable leasing results, to obtain all required permits and approvals, and to finance such development activities. We are in the process of developing/redeveloping several of our properties and expect to continue such activities in the future. In this connection, we will bear certain risks, including the risks of failure/lack of, or withdrawal of, expected entitlements, construction delays or cost overruns (including increases in materials and/or labor costs and the requirement for greater off-site improvements than originally contemplated) that may increase project costs and make such project uneconomical, the risk that occupancy or rental rates at a completed project will not be sufficient to enable us to pay operating expenses or achieve targeted rates of return on investment, and the risk of incurring acquisition and/or predevelopment costs in connection with projects that are not pursued to completion. Development/redevelopment activities are also generally subject to governmental permits and approvals, which may be delayed, may not be obtained, or may be conditioned on terms unfavorable to us. In addition, consents may be required from various tenants, lenders, and/or joint venture partners. In case of an unsuccessful project, our loss could exceed our investment in the project.

Our success depends on key personnel whose continued service is not guaranteed.

Our success depends on the efforts of key personnel, whose continued service is not guaranteed. Key personnel could be lost because we could not offer, among other things, competitive compensation programs. The loss of services of key personnel could materially and adversely affect our operations because of diminished relationships with lenders, sources of equity capital, construction companies, and existing and prospective tenants, and the ability to conduct our business and operations without material disruption.

Potential losses may not be covered by insurance.

Potential losses may not be covered by insurance. We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance under a blanket policy covering all of our properties. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as from war, nuclear accidents, and nuclear, biological and chemical occurrences from terrorist's acts. Some of the insurance, such as that covering losses due to floods and earthquakes, is subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. Additionally, certain tenants have termination rights in respect of certain casualties. If we receive casualty proceeds, we may not be able to reinvest such proceeds profitably or at all, and we may be forced to recognize taxable gain on the affected property. If we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Future terrorist attacks could harm the demand for, and the value of, our properties.

Future terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and other acts of terrorism or war, could harm the demand for, and the value of, our properties. Terrorist attacks could directly impact the value of our properties through damage, destruction, loss or increased security costs, and the availability of insurance for such acts may be limited or may be subject to substantial cost increases. To the extent that our tenants are impacted by future attacks, their ability to continue to honor obligations under their existing leases could be adversely affected.

If we fail to continue as a REIT, our distributions will not be deductible, and our income will be subject to taxation, thereby reducing earnings available for distribution.

If we do not continue to qualify as a REIT, our distributions will not be deductible, and our income will be subject to taxation, reducing earnings available for distribution. We have elected since

1986 to be taxed as a REIT under the Code. A REIT will generally not be subject to federal income taxation on that portion of its income that qualifies as REIT taxable income, to the extent that it distributes at least 90% of its taxable income to its shareholders and complies with certain other requirements.

We intend to make distributions to shareholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets, borrow funds or pay a portion of the dividend in common stock to meet the 90% distribution requirement of the Code. Certain assets generate substantial differences between taxable income and income recognized in accordance with accounting principles generally accepted in the United States ("GAAP"). Such assets include, without limitation, operating real estate that was acquired through structures that may limit or completely eliminate the depreciation deduction that would otherwise be available for income tax purposes. As a result, the Code requirement to distribute a substantial portion of our otherwise net taxable income in order to maintain REIT status could cause us to (i) distribute amounts that could otherwise be used for future acquisitions, capital expenditures or repayment of debt, (ii) borrow on unfavorable terms, (iii) sell assets on unfavorable terms or (iv) pay a portion of our common dividend in common stock. If we fail to obtain debt or equity capital in the future, it could limit our operations and our ability to grow, which could have a material adverse effect on the value of our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates under tax legislation which reduced the maximum tax rate for dividends payable to individuals from 35% to 15% (through 2012). Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors to perceive investments in REITs to be relatively less attractive than investments in the stock of corporations that pay dividends qualifying for reduced rates of tax, which in turn could adversely affect the value of the stock of REITs.

We could incur significant costs related to government regulation and litigation over environmental matters and various other federal, state and local regulatory requirements.

We could incur significant costs related to government regulations and litigation over environmental matters. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or other contaminants at property owned, leased, managed or otherwise operated by such person, and may be held liable to a governmental entity or to third parties for property damage, and for investigation and clean up costs in connection with such contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such conditions, may adversely affect the owner's, lessor's or operator's ability to sell or rent such property or to arrange financing using such property as collateral. In connection with the ownership, operation and management of real properties, we are potentially liable for removal or remediation costs, as well as certain other related costs and liabilities, including governmental fines, injuries to persons, and damage to property.

We may incur significant costs complying with the Americans with Disabilities Act of 1990 (the "ADA") and similar laws, which require that all public accommodations meet federal requirements related to access and use by disabled persons, and with various other federal, state and local regulatory requirements, such as state and local fire and life safety requirements.

The Company believes environmental studies conducted at the time of acquisition with respect to all of our properties did not reveal any material environmental liabilities, and we are unaware of any subsequent environmental matters that would have created a material liability. We believe that our properties are currently in material compliance with applicable environmental, as well as non-environmental, statutory and regulatory requirements. If one or more of our properties were not in compliance with such federal, state and local laws, we could be required to incur additional costs to bring the property into compliance. If we incur substantial costs to comply with such requirements, our business and operations could be adversely affected. If we fail to comply with such requirements, we might incur governmental fines or private damage awards. We cannot presently determine whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our business and operations.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and depress our stock price.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and depress the price of our common stock. The charter, subject to certain exceptions, authorizes directors to take such actions as are necessary and desirable relating to qualification as a REIT, and to limit any person to beneficial ownership of no more than 9.9% of the outstanding shares of our common stock. Our Board of Directors, in its sole discretion, may exempt a proposed transferee from the ownership limit, but may not grant an exemption from the ownership limit to any proposed transferee whose direct or indirect ownership could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as, or to be, a REIT. This ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of shareholders. Our Board of Directors has waived the ownership limit to permit each of Inland American Real Estate Trust, Inc. and RioCan Real Estate Investment Trust to acquire up to 14% and 16%, respectively, of our stock; provided, however, that each of them has agreed to various voting restrictions and standstill provisions.

We may authorize and issue stock and OP Units without shareholder approval. Our charter authorizes the Board of Directors to issue additional shares of common or preferred stock, to issue additional OP Units, to classify or reclassify any unissued shares of common or preferred stock, and to set the preferences, rights and other terms of such classified or unclassified shares. In connection with obtaining shareholder approval to increase the number of authorized shares of preferred stock, we have agreed not to use our preferred stock for anti-takeover purposes or in connection with a shareholder rights plan unless we obtain shareholder approval. Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

1. "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person or an affiliate thereof who beneficially owns 10% or more of the voting power of our shares) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

2. "control share" provisions that provide that our "control shares" (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of control shares) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL. However, the Board of Directors may, by resolution, elect to opt in to the business combination provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL.

Item 1B. Unresolved Staff Comments: None

Item 3. Legal Proceedings

The Company is not presently involved in any litigation, nor, to its knowledge, is any litigation threatened against the Company or its subsidiaries, which is either not covered by the Company's liability insurance, or, in management's opinion, would result in a material adverse effect on the Company's financial position or results of operations.

Item 4. [Reserved]

Directors and Executive Officers of the Company

Information regarding the Company's directors and executive officers is set forth below:

Name	Age	Position
Leo S. Ullman	71	Chairman of the Board of Directors, Chief Executive Officer and President
James J. Burns	71	Director
Raghunath Davloor	49	Director
Richard Homburg	61	Director
Pamela N. Hootkin	63	Director
Paul G. Kirk Jr.	73	Director
Everett B. Miller III	65	Director
Roger M. Widmann	71	Director
Lawrence E. Kreider, Jr.	63	Chief Financial Officer
Nancy H. Mozzachio	46	Vice President - Leasing
Thomas B. Richey	55	President - Development and Construction Division
Brenda J. Walker	58	Vice President - Chief Operating Officer
Stuart H. Widowski	50	Secretary and General Counsel

Leo S. Ullman, chief executive officer, president and chairman of the Board of Directors, has been involved in real estate property and asset management for more than thirty years. He was chairman and president since 1978 of the real estate management companies, and their respective predecessors and affiliates, which were merged into the Company in 2003. Mr. Ullman was first elected as the Company's chairman in April 1998 and served until November 1999. He was re-elected in December 2000. Mr. Ullman also has been chief executive officer and president from April 1998 to date. He has been a member of the New York Bar since 1966 and was in private legal practice until 1998. From 1984 until 1993, he was a partner in the New York law firm of Reid & Priest, and served as initial director of its real estate group. Mr. Ullman received an A.B. from Harvard University, an M.B.A. from the Columbia University Graduate School of Business and a J.D. from the Columbia University School of Law where he was a Harlan Fiske Stone Scholar. He also served in the U.S. Marine Corps. He has lectured and written books, monographs and articles on investment in U.S. real estate, and is a former adjunct professor of business at the NYU Graduate School of Business. Mr. Ullman serves on the boards of several charities, is a member of the Development Committee of the U.S. Holocaust Memorial Museum, and has received several awards for community service.

James J. Burns, a director since 2001 and a member of the Audit (Chair), Compensation and Nominating/Corporate Governance committees, was chief financial officer and senior vice president of Reis, Inc. (formerly Wellsford Real Properties, Inc.) from December 2000 until March 2006, and vice chairman from April 2006 until March 2009, when he entered into a consulting role at that company (where he continues to have the primary responsibility for income tax reporting and compliance). He joined Reis in October 1999 as chief accounting officer upon his retirement from Ernst & Young LLP in September 1999. At Ernst & Young LLP, Mr. Burns was a senior audit partner in the E&Y Kenneth Leventhal Real Estate Group for 22 years. Since 2000, Mr. Burns has also served as a director of One Liberty Properties, Inc., a real estate investment trust listed on the New York Stock Exchange. Mr. Burns is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Burns received a B.A. and M.B.A. from Baruch College of the City University of New York.

Raghunath Davloor, a director since October 2009, has been, from February 2008 to the present, Senior Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust, Canada's largest real estate investment trust. RioCan, headquartered in Toronto, Ontario, is involved in the ownership, development, management, leasing, acquisition and redevelopment of retail properties across Canada. RioCan, through a subsidiary, owns an investment in the Company, and is a partner with the Company in several joint venture properties in the U.S. From January 2006 until February 2008, Mr. Davloor was Vice-President and Director of Investment Banking at TD Securities, covering the real estate sector. For ten years prior thereto, he was with O&Y Properties Corporation and O&Y REIT in a number of progressive positions, ultimately becoming Chief Financial Officer. Prior to joining O&Y, Mr. Davloor was a Senior Tax Manager at Arthur Andersen in the real estate advisory services group, specializing in real estate and international taxation. He is a chartered accountant and a member of the Institute of Chartered Accountants of Ontario. Mr. Davloor holds a Bachelor of Commerce degree from the University of Manitoba.

Richard Homburg, a director since 1999, and chairman from November 1999 to August 2000, was born and educated in the Netherlands. Mr. Homburg is chairman and CEO of Homburg Invest Inc. and president of Homburg Invest USA Inc. (a wholly-owned subsidiary of Homburg Invest Inc., a publicly-traded Canadian corporation listed on the Toronto and Euronext Amsterdam Stock Exchanges). Mr. Homburg was the president and CEO of Uni-Invest N.V., a publicly-listed Netherlands real estate fund, from 1991 until 2000. In 2002, an investment group purchased 100% of the shares of Uni-Invest N.V., taking it private, at which time it was one of the largest real estate funds in the Netherlands with assets of approximately $2.5 billion. In addition to his varied business interests, Mr. Homburg has served on many boards. He is a past director of Evangeline Trust, the Urban Development Institute of Canada, and the World Trade Center in Eindhoven, the Netherlands, and was co-founder, past president and director of the Investment Property Owners Association of Nova Scotia. He is a director of the Fathers of Confederation Building Trust as well as director or advisory board member of other large charitable organizations. In 2004 he was named Entrepreneur of the Year for the Atlantic Provinces by Ernst & Young LLP. Mr. Homburg holds an honorary Doctorate in Commerce from St. Mary's University in Halifax, Nova Scotia, and an honorary Doctorate in Law from the University of Prince Edward Island.

Pamela N. Hootkin, a director since June 2008 and a member of the Audit and Compensation committees, has been senior vice president, treasurer and director of investor relations at Phillips-Van Heusen Corporation since June 2007. She joined Phillips-Van Heusen in 1988 as vice president, treasurer and corporate secretary and in 1999 became vice president, treasurer and director of investor relations. From 1986 to 1988, Ms. Hootkin was vice president and chief financial officer of Yves Saint Laurent Parfums, Inc. From 1975 to 1986, she was employed by Squibb Corporation in various capacities, with her last position being vice president and treasurer of a division of Squibb. Ms. Hootkin is a board member of Safe Horizon, New York (a not-for-profit organization) where she also serves on the executive and finance committees. Ms. Hootkin received a B.A. from the State University of New York at Binghamton and a M.A. from Boston University.

Paul G. Kirk, Jr., was a director from 2005 to September 2009, when he resigned as the result of his appointment as a United States Senator for Massachusetts to the seat previously held by the late Senator Edward M. Kennedy, and was re-elected to the Board in June 2010. Mr. Kirk is a member of the Nominating/Corporate Governance (Chair) committee and the Lead Director (as among the independent directors) and is a retired partner of the law firm of Sullivan & Worcester, LLP of Boston, MA. He was a member of the firm from 1977 through 1990. He also serves as Chairman and CEO of Kirk & Associates, Inc., a business advisory and consulting firm. Mr. Kirk currently serves on the Board of Directors of the Hartford Financial Services Group, Inc., Rayonier, Incorporated (a real estate investment trust listed on the New York Stock Exchange) and the Advisory Board of Bloomberg Government. He has previously served on the Boards of Directors of ITT Corporation (1989-1997) and of Bradley Real Estate, Inc. (1991-2000), a real estate investment trust that was subsequently acquired by Heritage Property Investment Trust, Inc. Mr. Kirk was a founding Director of the John F. Kennedy Library Foundation and served as its Chairman from 1992 to 2009. He was a founding Director of the Commission on Presidential Debates and served as its Co-Chairman from 1987 to 2009. From 1985 to 1989, Mr. Kirk served as Chairman of the Democratic Party of the U.S., and from 1983-1985 as its Treasurer. A graduate of Harvard College and Harvard Law School, Mr. Kirk is past-Chairman of the Harvard Board of Overseers' Nominating Committee and of the Harvard Board of Overseers' Committee to Visit the Department of Athletics. He has received many awards for civic leadership and public service, including honorary doctors of law degrees from Stonehill College and the Southern New England School of Law.

Everett B. Miller, III, a director since 1998 and a member of the Audit and Compensation committees, is vice president of alternative investments at the YMCA Retirement Fund. In March 2003, Mr. Miller was appointed to the Real Estate Advisory Committee of the New York State Common Retirement Fund. Prior to his retirement in May 2002 from Commonfund Realty, Inc., a registered investment advisor, Mr. Miller was the chief operating officer of that company from 1997 until May 2002. From January 1995 through March 1997, Mr. Miller was the Principal Investment Officer for Real Estate and Alternative Investment at the Office of the Treasurer of the State of Connecticut. Prior thereto, Mr. Miller was employed for eighteen years at affiliates of Travelers Realty Investment Co., at which his last position was senior vice president. Mr. Miller received a B.S. from Yale University.

Roger M. Widmann, a director since October 2003 and a member of the Compensation (Chair) and Nominating/Corporate Governance committees, is an investment banker. He was a principal of the investment banking firm of Tanner & Co., Inc. from 1997 to 2004. From 1986 to 1995, Mr. Widmann was a senior managing director of Chemical Securities, Inc., a subsidiary of Chemical Banking Corporation (now JPMorgan Chase Corporation). Prior to joining Chemical Securities, Inc., Mr. Widmann was a founder and managing director of First Reserve Corporation, the largest independent energy investing firm in the U.S. Previously, he was senior vice president with the investment banking firm of Donaldson, Lufkin & Jenrette, responsible for the firm's domestic and international investment banking business. He had also been a vice president with New Court Securities (now Rothschild, Inc.). He was a director of Lydall, Inc. (listed on the New York Stock Exchange), a manufacturer of thermal, acoustical and filtration materials, from 1974 to 2004, and its chairman from 1998 to 2004. He is a director of Standard Motor Products, Inc. (listed on the New York Stock Exchange), a manufacturer of automobile replacement parts, and GigaBeam Corporation, a manufacturer of "last mile" wireless transmission systems. Mr. Widmann is Chairman of Keystone National Group, a fund of private equity funds, and is Chairman and CEO of Cutwater Associates LLC, a corporate advisory firm. He is also a senior moderator of the Aspen Seminar at The Aspen Institute, and is a board member of the March of Dimes of Greater New York and Vice Chairman of Oxfam America. Mr. Widmann received an A.B. from Brown University and a J.D. from the Columbia University School of Law.

Lawrence E. Kreider, Jr. joined the Company in June 2007 as Chief Financial Officer and has direct responsibility for all financial aspects of the Company's operations. Prior to joining the Company, Mr. Kreider was Senior Vice President, Chief Financial Officer, Chief Information Officer and Chief Accounting Officer for Affordable Residential Communities, now named Hilltop Holdings Inc., for substantial periods of time from 2001 to 2007. From 1999 to 2001, Mr. Kreider was Senior Vice President of Finance for Warnaco Group Inc. and, in 2000 and 2001, President of Warnaco Europe. From 1986 to 1999, Mr. Kreider served in several senior finance positions, including Senior Vice President, Controller and Chief Accounting Officer, with Revlon, Inc. and MacAndrews & Forbes Holdings. Prior to 1986, he served in senior finance positions with Zale Corporation, Johnson Matthew Jewelry Corporation and Refinement International Company. Mr. Kreider began his career with Coopers & Lybrand, now PricewaterhouseCoopers. Mr. Kreider holds a B.A. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Nancy H. Mozzachio joined the Company in 2003 as Vice President- Leasing and has been involved in the shopping center industry for more than 23 years. Prior to joining the Company, Ms. Mozzachio served as Vice President of Leasing and Development for American Continental Properties Group from 1988 to 2003 where she assisted in bringing the first Wal-Mart store to the State of New Jersey. From 1986 to 1988, Ms. Mozzachio was a leasing and development manager for Kode Development Group of Philadelphia, an active developer of supermarket-anchored shopping centers in the Pennsylvania and New Jersey region. Ms. Mozzachio served on several Planning Boards in New Jersey and is a current member of Commercial Real Estate Women (CREW), Urban Land Institute and Retail Network, as well as an active member of the International Council of Shopping Centers and Zell-Lurie Real Estate program at The University of Pennsylvania-Wharton School. Ms. Mozzachio received a B.A. from Rutgers University.

Thomas B. Richey joined the Company in 1998 as Vice President of Development and Construction Services, and was elected President of the Development and Construction Division in 2009. Mr. Richey has been involved in the commercial real estate business for more than 30 years. He served as a City Planner & Economic Development Director for the City of Williamsport, PA, from 1980 through 1983. From 1983 to 1986, he was a Project Manager for Lundy Construction Company, a large commercial and industrial general contracting company, and Director of Acquisitions & Construction for Shawnee Management, Inc., a major hotel management company. From 1988 to 1996, Mr. Richey was a principal in two real estate companies specializing in the acquisition, development, redevelopment, and operations of hotels and commercial office buildings. From 1996 to 1998, he worked for Grove Associates, Inc., a Harrisburg, PA, area survey and engineering company, where he specialized in the land development plan approval process. Mr. Richey has served as an Economic Development consultant to the National Main Street Center, part of the National Trust for Historic Preservation, a past Board Member of a regional YMCA, and presently serves as a member of the Board of Trustees of the Harrisburg Area Community College and as a member of the Board of Directors of WITF, Inc., a public radio and television station. He is also an active member of the International Council of Shopping Centers (ICSC) and the Urban Land Institute. Mr. Richey received a B.A from Lycoming College.

Brenda J. Walker has been a vice president of the Company since 1998, was elected Chief Operating Office in 2009, was a director from 1998 until June 2008, and was treasurer from April 1998 until November 1999. She was an executive officer since 1992 of the real estate management companies, and their respective predecessors and affiliates, which were merged into the Company in 2003. Ms. Walker has been involved in real estate-related finance, property and asset management for more than thirty-five years. Ms. Walker received a B.A. from Lincoln University, Pennsylvania.

Stuart H. Widowski has been secretary and general counsel of the Company since 1998. He was in private practice for seven years, including five years with the New York law firm of Reid & Priest. From 1991 through 1996, Mr. Widowski served in the legal department of the Federal Deposit Insurance Corporation. Mr. Widowski received a B.A. from Brandeis University and a J.D. from the University of Michigan.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividend Information

A corporation electing REIT status is required to distribute at least 90% of its "REIT taxable income", as defined in the Code, to continue qualification as a REIT. The Company paid dividends totaling $0.36 per share during 2010, of which the Company declared a dividend of $0.09 per share to shareholders of record at December 31, 2009, which was paid on January 20, 2010. While the Company intends to continue paying regular quarterly dividends, future dividend declarations will continue to be at the discretion of the Board of Directors, and will depend on the cash flow and financial condition of the Company, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as the Board of Directors may deem relevant.

Market Information

The Company had 66,520,036 shares of common stock outstanding held by approximately 700 shareholders of record at December 31, 2010. The Company believes it has more than 6,000 beneficial holders of its common stock. The Company's shares trade on the NYSE under the symbol "CDR". The following table sets forth, for each quarter for the last two years, (i) the high, low, and closing prices of the Company's common stock, and (ii) dividends paid:

Quarter ended 2010	Market price range High	Low	Close	Dividends paid	
March 31	$ 8.20	$ 6.26	$ 7.91	$ -	(a)
June 30	8.39	5.85	6.02	0.0900	
September 30	6.67	4.91	6.08	0.0900	
December 31	6.81	5.81	6.29	0.0900	
2009					
March 31	$ 7.47	$ 1.68	$ 1.74	$ 0.1125	
June 30	5.45	1.96	4.52	-	
September 30	6.72	4.10	6.45	-	
December 31	6.85	5.64	6.80	0.0900	(a)

(a) Dividend was paid on January 20, 2010 to shareholders of record at December 31, 2009.

Stockholder Return Performance Presentation

The following line graph sets forth for the period January 1, 2006 through December 31, 2010 a comparison of the percentage change in the cumulative total stockholder return on the Company's common stock compared to the cumulative total return of the Russell 2000 index and the National Association of Real Estate Investment Trusts Equity REIT Total Return Index.

The graph assumes that the shares of the Company's common stock were bought at the price of $100 per share and that the value of the investment in each of the Company's common stock and the indices was $100 at the beginning of the period. The graph further assumes the reinvestment of dividends when paid.

Cedar Shopping Centers, Inc.


Total Return Performance
150
125
100
75
50
25
Index Value
Cedar Shopping Centers, Inc.
Russell 2000
NAREIT All Equity REIT Index
01/01/06
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

		Period Ending				
Index	**01/01/06**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Cedar Shopping Centers, Inc.	100.00	120.01	82.26	61.81	61.14	58.94
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
NAREIT All Equity REIT Index	100.00	135.06	113.87	70.91	90.76	116.12

Item 6. Selected Financial Data (a)

	Years ended December 31,				
	2010	2009	2008	2007	2006
Operations data:					
Total revenues	$ 157,164,000	$ 168,341,000	$ 156,214,000	$ 138,095,000	$ 112,809,000
Expenses:					
Property operating expenses	51,307,000	48,949,000	42,879,000	35,785,000	31,008,000
General and administrative	9,537,000	10,166,000	8,586,000	9,041,000	6,086,000
Impairments	2,493,000	23,636,000	-	-	-
Acquisition transaction costs and terminated projects, net	4,253,000	4,367,000	855,000	-	-
Depreciation and amortization	42,278,000	50,148,000	44,862,000	37,479,000	30,495,000
Total expenses	109,868,000	137,266,000	97,182,000	82,305,000	67,589,000
Operating income	47,296,000	31,075,000	59,032,000	55,790,000	45,220,000
Non-operating income and expense:					
Interest expense and amortization/write-off of deferred financing costs	(52,254,000)	(47,664,000)	(43,021,000)	(36,543,000)	(32,500,000)
Equity in income of unconsolidated joint ventures	484,000	1,098,000	956,000	634,000	70,000
Gain on sales of real estate	-	521,000	-	-	141,000
Interest income	38,000	63,000	284,000	788,000	641,000
Total non-operating income and expense	(51,732,000)	(45,982,000)	(41,781,000)	(35,121,000)	(31,648,000)
(Loss) income before discontinued operations	(4,436,000)	(14,907,000)	17,251,000	20,669,000	13,572,000
(Loss) income from discontinued operations	(39,918,000)	(2,661,000)	3,547,000	3,198,000	3,274,000
Gain on sales of discontinued operations	170,000	557,000	-	-	-
Net (loss) income	(44,184,000)	(17,011,000)	20,798,000	23,867,000	16,846,000
Less, net loss (income) attributable to noncontrolling interests					
Minority interests in consolidated joint ventures	1,613,000	(772,000)	(2,157,000)	(1,415,000)	(1,202,000)
Limited partners' interest in Operating Partnership	1,282,000	912,000	(468,000)	(627,000)	(389,000)
Net (loss) income attributable to Cedar Shopping Centers, Inc.	(41,289,000)	(16,871,000)	18,173,000	21,825,000	15,255,000
Preferred distribution requirements	(10,196,000)	(7,876,000)	(7,877,000)	(7,877,000)	(7,877,000)
Net (loss) income attributable to common shareholders	$ (51,485,000)	$ (24,747,000)	$ 10,296,000	$ 13,948,000	$ 7,378,000
Per common share (basic and diluted) attributable to common shareholders:					
Continuing operations	$ (0.20)	$ (0.49)	$ 0.15	$ 0.24	$ 0.13
Discontinued operations	$ (0.61)	(0.05)	0.08	$ 0.08	0.09
	$ (0.81)	$ (0.54)	$ 0.23	$ 0.32	$ 0.22
Amounts attributable to Cedar Shopping Centers, Inc. common shareholders,net of limited partners' interest					
(Loss) income from continuing operations	$ (12,834,000)	$ (22,731,000)	$ 6,903,000	$ 10,888,000	$ 4,268,000
(Loss) income from discontinued operations	(38,651,000)	(2,016,000)	3,393,000	3,060,000	3,110,000
Net (loss) income	$ (51,485,000)	$ (24,747,000)	$ 10,296,000	$ 13,948,000	$ 7,378,000
Dividends to common shareholders	$ 17,749,000	$ 9,742,000	$ 40,027,000	$ 39,775,000	$ 29,333,000
Per common share	$ 0.2700	$ 0.2025	$ 0.9000	$ 0.9000	$ 0.9000
Weighted average number of common shares outstanding:					
Basic	63,843,000	46,234,000	44,475,000	44,193,000	32,926,000
Diluted	63,862,000	46,234,000	44,475,000	44,197,000	33,055,000

Item 6. Selected Financial Data (a) (continued)

Balance sheet data:	Years ended December 31, 2010	2009	2008	2007	2006
Real estate, net	$ 1,401,849,000	$ 1,404,494,000	$ 1,308,047,000	$ 1,201,179,000	$ 899,534,000
Real estate to be transferred to a joint venture	-	139,743,000	194,952,000	165,277,000	166,639,000
Real estate held for sale - discontinued operations	69,959,000	127,849,000	149,428,000	142,963,000	120,466,000
Investment in unconsolidated joint ventures	52,466,000	14,113,000	4,976,000	3,757,000	3,644,000
Other assets	98,213,000	98,919,000	77,625,000	89,919,000	64,879,000
Total assets	$ 1,622,487,000	$ 1,785,118,000	$ 1,735,028,000	$ 1,603,095,000	$ 1,255,162,000
Mortgages and loans payable	$ 807,327,000	$ 912,596,000	$ 879,492,000	$ 723,515,000	$ 439,102,000
Mortgage loans payable - real estate to be transferred to a joint venture	-	94,018,000	77,307,000	70,458,000	70,599,000
Mortgage loans payable - discontinued operations	32,786,000	45,833,000	56,674,000	57,541,000	58,372,000
Other liabilities	76,850,000	106,269,000	116,361,000	105,654,000	74,206,000
Total liabilities	916,963,000	1,158,716,000	1,129,834,000	957,168,000	642,279,000
Limited partners' interest in Operating Partnership	7,053,000	12,638,000	14,257,000	15,570,000	19,608,000
Equity:					
Cedar Shopping Centers, Inc. shareholders' equity	630,066,000	538,456,000	523,521,000	557,849,000	574,311,000
Noncontrolling interests	68,405,000	75,308,000	67,416,000	72,508,000	18,964,000
Total equity	698,471,000	613,764,000	590,937,000	630,357,000	593,275,000
Total liabilities and equity	$ 1,622,487,000	$ 1,785,118,000	$ 1,735,028,000	$ 1,603,095,000	$ 1,255,162,000
Weighted average number of common shares:					
Shares used in determination of basic earnings per share	63,843,000	46,234,000	44,475,000	44,193,000	32,926,000
Additional shares assuming conversion of OP Units (basic)	1,814,000	2,014,000	2,024,000	1,985,000	1,737,000
Shares used in determination of basic FFO per share	65,657,000	48,248,000	46,499,000	46,178,000	34,663,000
Shares used in determination of diluted earnings per share	63,862,000	46,234,000	44,475,000	44,197,000	33,055,000
Additional shares assuming conversion of OP Units (diluted)	1,814,000	2,014,000	2,024,000	1,990,000	1,747,000
Shares used in determination of diluted FFO per share	65,676,000	48,248,000	46,499,000	46,187,000	34,802,000
Other data:					
Funds (Used in) From Operations ("FFO") (b)	$ (10,316,000)	$ 24,581,000	$ 56,859,000	$ 56,190,000	$ 41,954,000
Per common share (assuming conversion of OP Units) (basic and diluted):	$ (0.16)	$ 0.51	$ 1.22	$ 1.22	$ 1.21
Cash flows provided by (used in):					
Operating activities	$ 41,702,000	$ 51,942,000	$ 60,815,000	$ 53,503,000	$ 40,858,000
Investing activities	$ (29,834,000)	$ (70,026,000)	$ (151,390,000)	$ (192,432,000)	$ (190,105,000)
Financing activities	$ (14,866,000)	$ 27,017,000	$ 75,517,000	$ 143,735,000	$ 158,011,000
Square feet of GLA	14,535,000	11,789,000	10,991,000	10,898,000	9,107,000
Percent leased (including development/redevelopment and other non-stabilized properties)	93%	92%	93%	94%	92%
Average annualized base rent per leased square foot	$ 12.07	$ 11.66	$ 11.11	$ 10.81	$ 10.47

(a) The data presented reflect certain reclassifications of prior period amounts to comform to the 2010 presentation, principally to reflect the sale and/or treatment as "held for-sale" of certain operating properties and the treatment thereof as "discontinued operations". The reclassifications had no impact on the previously-reported net income attributable to common shareholders or earnings per share.

(b) See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of Funds (Used in) From Operations ("FFO")to net (loss) income attributable to common shareholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere in this report.

Executive Summary

The Company is a fully-integrated real estate investment trust which focuses primarily on ownership, operation, development and redevelopment of supermarket-anchored shopping centers predominantly in mid-Atlantic and Northeast coastal states. At December 31, 2010, the Company owned and managed (both wholly-owned and in joint venture) a portfolio of 115 operating properties totaling approximately 14.5 million square feet of GLA, including 72 wholly-owned properties comprising approximately 7.4 million square feet, 12 properties owned in joint venture (consolidated) comprising approximately 1.4 million square feet, 21 properties in a managed joint venture (unconsolidated) comprising approximately 3.5 million square feet, six redevelopment properties comprising approximately 1.5 million sq. ft. and four ground-up development properties comprising approximately 0.7 million square feet. Excluding the four ground-up development properties, the 111 property portfolio was approximately 92.5% leased at December 31, 2010. The Company also owned approximately 148 acres of land parcels, a significant portion of which is under development. In addition, the Company has a 76.3% interest in another unconsolidated joint venture, which it does not manage, which owns a single-tenant office property in Philadelphia, Pennsylvania.

The Company, organized as a Maryland corporation, has established an umbrella partnership structure through the contribution of substantially all of its assets to the Operating Partnership, organized as a limited partnership under the laws of Delaware. The Company conducts substantially all of its business through the Operating Partnership. At December 31, 2010, the Company owned 97.9% of the Operating Partnership and is its sole general partner. The approximately 1,415,000 OP Units are economically equivalent to the Company's common stock and are convertible into the Company's common stock at the option of the holders on a one-to-one basis.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases. The Company's operating results therefore depend on the ability of its tenants to make the payments required by the terms of their leases. The Company focuses its investment activities on supermarket-anchored community shopping centers. The Company believes that, because of the need of consumers to purchase food and other staple goods and services generally available at such centers, its type of "necessities-based" properties should provide relatively stable revenue flows even during difficult economic times.

In connection with the transactions with RioCan, the Company has acquired, and will continue to seek to acquire, primarily stabilized supermarket-anchored properties in its primary market areas in a joint venture owned 20% by the Company. The Company has historically sought opportunities to acquire stabilized properties as well as properties suited for development, where it can utilize its experience in shopping center construction, renovation, expansion, re-leasing and re-merchandising to achieve long-term cash flow growth and favorable investment returns.

Significant Transactions

RioCan

The Company and RioCan entered into an 80% (RioCan) and 20% (Cedar) joint venture in October 2009 (i) initially for the purchase of seven supermarket-anchored properties previously owned by the Company, and (ii) then to acquire additional primarily supermarket-anchored properties in the Company's primary market areas, in the same joint venture format. The Company transferred the initial seven properties into the joint venture at various times from December 2009 through May 2010 generating approximately $63.1 million of net proceeds and the transfer of approximately $94 million of fixed-rate mortgages. In addition, in April 2010, RioCan exercised its warrant to purchase 1,428,570 shares of the Company's common stock, and the Company received proceeds of $10.0 million. Net proceeds from the property transfers and the exercise of the warrants were used to repay/reduce the outstanding balances under the Company's secured revolving credit facilities.

The following table summarizes information relating to the Cedar/RioCan joint venture properties as of December 31, 2010:

Property Description	State	Date of transfer or acquisition		GLA	Transfer or purchase price	Mortgage Loans Payable (b)	Int. rate
Blue Mountain Commons	PA	12/10/2009	(a)	121,145	$ 32,150,000	$ 17,500,000	5.0%
Columbus Crossing	PA	2/23/2010	(a)	142,166	24,538,000	16,880,000	6.8%
Creekview Plaza	PA	9/29/2010		136,423	26,240,000	14,432,000	4.8%
Cross Keys Place	NJ	10/13/2010		148,173	26,336,000	14,600,000	5.1%
Exeter Commons	PA	8/3/2010		361,321	53,000,000	30,000,000	5.3%
Franklin Village Plaza	MA	2/4/2010	(a)	304,277	54,656,000	43,500,000	4.8%
Gettysburg Marketplace	PA	10/21/2010		82,784	19,850,000	10,918,000	5.0%
Loyal Plaza	PA	5/26/2010	(a)	293,825	26,950,000	12,615,000	7.2%
Marlboro Crossroads	MD	10/21/2010		67,975	12,500,000	6,875,000	5.1%
Monroe Marketplace	PA	9/29/2010		328,013	41,990,000	23,095,000	4.8%
Montville Commons	CT	9/29/2010	(c)	117,916	18,900,000	-	-
New River Valley	VA	9/29/2010		164,663	27,970,000	15,163,000	4.8%
Northland Center	PA	10/21/2010		108,260	10,248,000	6,298,000	5.0%
Pitney Road Plaza	PA	9/29/2010		45,915	11,060,000	6,083,000	4.8%
Shaw's Plaza	MA	4/27/2010	(a)	176,609	20,363,000	14,200,000	6.0%
Stop & Shop Plaza	CT	4/27/2010	(a)	54,510	8,974,000	7,000,000	6.2%
Sunset Crossing	PA	12/10/2009	(a)	74,142	9,850,000	4,500,000	5.0%
Sunrise Plaza	NJ	9/29/2010		248,160	26,460,000	13,728,000	4.8%
Town Square Plaza	PA	1/26/2010		127,636	18,854,000	11,000,000	5.0%
Towne Crossings	VA	10/21/2010		111,016	19,000,000	10,450,000	5.0%
York Marketplace	PA	10/21/2010		305,410	29,200,000	16,060,000	5.0%
				3,520,339	$ 519,089,000	$ 294,897,000	

(a) Initial seven properties previously owned by the Company that were transferred to the Cedar/RioCan joint venture.

(b) Mortgage loans payable represent either (i) the outstanding balance at the date of transfer or (ii) the loan amount on the date of borrowing, excluding any mortgage discount.

(c) Subsequent to year end the Company obtained a $10.5 million mortgage loan payable.

In connection with the formation of the joint venture and the agreement to transfer the seven properties which were reclassified to "held for sale", the Company recorded impairment charges of $2.5 million and $23.6 million in 2010 and 2009, respectively. Such charges were based on a comparison of the arms-length negotiated transfer amounts set forth in the contract with the carrying values of the properties transferred.

In connection with the Cedar/RioCan joint venture transactions, the Company, in 2010, earned approximately $3.6 million in fees from the joint venture, representing accounting fees, management fees, acquisition fees and financing fees. Such fees are included in other revenue in the accompanying statements of operations. In addition, the Company paid fees to its investment advisor of approximately $2.7 million, which are included in transaction costs in the accompanying statements of operations.

Discontinued Operations

During 2010 and 2009, the Company sold, or has treated as "held for sale", 28 of its properties (including a number of drug store/convenience centers). The carrying values of the assets and liabilities of these properties, principally the net book values of the real estate and the related mortgage loans payable, have been reclassified as "held for sale" on the Company's consolidated balance sheets at December 31, 2010 and 2009, if applicable. In addition, the properties' results of operations have been classified as "discontinued operations" for all periods presented.

The following table summarizes information relating to the Company's properties which were sold, or treated as "held for sale", during 2010 and 2009:

Property Description	State	GLA	Property carrying value Dec. 31, 2010	Property carrying value Dec. 31, 2009	Mortgage loans payable Maturity date	Int. rate	Financial statement carrying value Dec. 31, 2010	Financial statement carrying value Dec. 31, 2009
Centerville Discount Drug Mart Plaza	OH	49,494	$ 2,481,000	$ 5,955,000	May 2015	5.2%	$ 2,743,000	$ 2,794,000
Clyde Discount Drug Mart Plaza	OH	34,592	2,287,000	3,533,000	May 2015	5.2%	1,903,000	1,939,000
Columbia Mall	PA	348,574	10,774,000	19,437,000	-	-	-	-
Enon Discount Drug Mart Plaza	OH	42,876	4,598,000	5,224,000	-	-	-	-
Fairfield Plaza	CT	72,279	10,150,000	10,463,000	July 2015	5.0%	5,009,000	5,106,000
FirstMerit Bank at Cuyahoga Falls	OH	18,300	569,000	1,415,000	-	-	-	-
Gahanna Discount Drug Mart Plaza	OH	48,992	7,103,000	7,879,000	Nov 2016	5.8%	4,924,000	4,998,000
Grove City Discount Drug Mart Plaza	OH	40,848	2,911,000	5,897,000	-	-	-	-
Hilliard Discount Drug Mart Plaza	OH	40,988	2,627,000	5,968,000	-	-	-	-
Hills & Dales Discount Drug Mart Plaza	OH	33,553	3,263,000	3,640,000	-	-	-	-
Lodi Discount Drug Mart Plaza	OH	38,576	2,550,000	3,668,000	May 2015	5.2%	2,319,000	2,363,000
Mason Discount Drug Mart Plaza	OH	52,896	4,499,000	8,832,000	-	-	-	-
Ontario Discount Drug Mart Plaza	OH	38,623	2,534,000	3,962,000	May 2015	5.2%	2,141,000	2,181,000
Pickerington Discount Drug Mart Plaza	OH	47,810	3,532,000	6,379,000	Jul 2015	5.0%	4,072,000	4,150,000
Polaris Discount Drug Mart Plaza	OH	50,283	4,640,000	6,041,000	May 2015	5.2%	4,369,000	4,451,000
Shelby Discount Drug Mart Plaza	OH	36,596	1,925,000	3,469,000	May 2015	5.2%	2,141,000	2,181,000
Westlake Discount Drug Mart Plaza	OH	55,775	1,667,000	4,707,000	Dec 2016	5.6%	3,165,000	3,215,000
Carrolton Discount Drug Mart Plaza	OH	40,480	-	3,254,000	Dec 2016	5.6%	-	2,343,000
CVS Westfield (a)	NY	10,125	-	-	-	-	-	-
Dover Discount Drug Mart Plaza (a)	OH	38,409	-	-	-	-	-	-
Family Dollar at Zanesville	OH	6,900	-	368,000	-	-	-	-
Gabriel Brothers Plaza (a)	OH	83,740	-	-	-	-	-	-
Hudson Discount Drug Mart Plaza (a)	OH	32,259	-	-	-	-	-	-
Long Reach Village	MD	104,922	-	9,414,000	Mar 2014	5.7%	-	4,690,000
McDonalds/Waffle House at Medina (a)	OH	6,000	-	-	-	-	-	-
Pondside Plaza	NY	19,340	-	1,471,000	May 2015	5.6%	-	1,157,000
Powell Discount Drug Mart Plaza	OH	49,772	-	5,024,000	May 2015	5.2%	-	4,265,000
Staples at Oswego (a)	NY	23,884	-	-	-	-	-	-
		1,466,886	68,110,000	126,000,000			32,786,000	45,833,000
Development Land Parcel	PA	-	1,849,000	1,849,000	-	-	-	-
		1,466,886	$ 69,959,000	$ 127,849,000			$ 32,786,000	$ 45,833,000

(a) Properties were sold during 2009, therefore there was no property carrying value as of December 31, 2009.

In connection with the properties which were reclassified to "held for sale", the Company recorded impairment charges of $39.5 million and $3.6 million in 2010 and 2009, respectively. Such charges were based on a comparison of the carrying values of the properties with either (1) the actual sales price less costs to sell for the properties sold or contract amounts for properties in the process of being sold (all based on arms-length negotiations), or (2) estimated sales prices based on discounted cash flow analyses if no contract amounts were as yet being negotiated.

Summary of Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition and the allowance for doubtful accounts receivable, real estate investments and purchase accounting allocations related thereto, asset impairment, and derivatives used to hedge interest-rate risks. Management's estimates are based both on information that is currently available and on various other assumptions management believes to be reasonable under the circumstances. Actual results could differ from those estimates and those estimates could be different under varying assumptions or conditions.

The Company has identified the following critical accounting policies, the application of which requires significant judgments and estimates:

Revenue Recognition

Rental income with scheduled rent increases is recognized using the straight-line method over the respective terms of the leases. The aggregate excess of rental revenue recognized on a straight-line basis over base rents under applicable lease provisions is included in straight-line rents receivable on the consolidated balance sheet. Leases also generally contain provisions under which the tenants reimburse the Company for a portion of property operating expenses and real estate taxes incurred; such income is recognized in the periods earned. In addition, certain operating leases contain contingent rent provisions under which tenants are required to pay a percentage of their sales in excess of a specified amount as additional rent. The Company defers recognition of contingent rental income until those specified targets are met. Other contingent fees are recognized when earned

The Company must make estimates as to the collectability of its accounts receivable related to base rent, straight-line rent, expense reimbursements and other revenues. Management analyzes accounts receivable by considering tenant creditworthiness, current economic conditions, and changes in tenants' payment patterns when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on net income, because a higher bad debt allowance would result in lower net income, whereas a lower bad debt allowance would result in higher net income.

Real Estate Investments

Real estate investments are carried at cost less accumulated depreciation. The provision for depreciation is calculated using the straight-line method based on estimated useful lives. Expenditures for maintenance, repairs and betterments that do not materially prolong the normal useful life of an asset are charged to operations as incurred. Expenditures for betterments that substantially extend the useful lives of real estate assets are capitalized. Real estate investments include costs of development and redevelopment activities, and construction in progress. Capitalized costs, including interest and other carrying costs during the construction and/or renovation periods, are included in the cost of the related asset and charged to operations through depreciation over the asset's estimated useful life. The Company is required to make subjective estimates as to the useful lives of its real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis. These assessments have a direct impact on net income. A shorter estimate of the useful life of an asset would have the effect of increasing depreciation expense and lowering net income, whereas a longer estimate of the useful life of an asset would have the effect of reducing depreciation expense and increasing net income.

A variety of costs are incurred in the acquisition, development and leasing of a property, such as pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs, and other costs incurred during the period of development. After a determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. The Company ceases capitalization on the portions substantially completed and occupied, or held available for occupancy, and capitalizes only those costs associated with the portions under construction. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but not later than one year from cessation of major development activity. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The effect of a longer capitalization period would be to increase capitalized costs and would result in higher net income, whereas the effect of a shorter capitalization period would be to reduce capitalized costs and would result in lower net income.

The Company allocates the fair value of real estate acquired to land, buildings and improvements. In addition, the fair value of in-place leases is allocated to intangible lease assets and liabilities.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management's determination of the relative fair values of such assets. In valuing an acquired property's intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, such as real estate taxes, insurance, other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on its evaluation of current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

The values of acquired above-market and below-market leases are recorded based on the present values (using discount rates which reflect the risks associated with the leases acquired) of the differences between the contractual amounts to be received and management's estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of the acquisitions. Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal period(s). The fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions. The values of above-market leases are amortized to rental income over the terms of the respective non-cancelable lease periods. The portion of the values of below-market leases associated with the original non-cancelable lease terms are amortized to rental income over the terms of the respective non-cancelable lease periods. The portion of the values of the leases associated with below-market renewal options that are likely of exercise are amortized to rental income over the respective renewal periods. The value of other intangible assets (including leasing commissions, tenant improvements, etc.) is amortized to expense over the applicable terms of the respective leases. If a lease were to be terminated prior to its stated expiration or not renewed, all unamortized amounts relating to that lease would be recognized in operations at that time.

Management is required to make subjective assessments in connection with its valuation of real estate acquisitions. These assessments have a direct impact on net income, because (i) above-market and below-market lease intangibles are amortized to rental income, and (ii) the value of other intangibles is amortized to expense. Accordingly, higher allocations to below-market lease liability and other intangibles would result in higher rental income and amortization expense, whereas lower allocations to below-market lease liability and other intangibles would result in lower rental income and amortization expense.

The principal impact on the Company's financial statements of the adoption of recent updated accounting guidance related to business combinations, which became effective January 1, 2009, is that the Company has expensed most transaction costs relating to its acquisition activities.

Management reviews each real estate investment for impairment whenever events or circumstances indicate that the carrying value of a real estate investment may not be recoverable. The review of recoverability is based on an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These estimates of cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If an impairment event exists due to the projected inability to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds estimated fair value. A real estate investment held for sale is carried at the lower of its carrying amount or estimated fair value, less the cost of a potential sale. Depreciation and amortization are suspended during the period the property is held for sale. Management is required to make subjective assessments as to whether there are impairments in the value of its real estate properties. These assessments have a direct impact on net income, because an impairment loss is recognized in the period that the assessment is made.

Stock-Based Compensation

The Company's 2004 Stock Incentive Plan (the "Incentive Plan") establishes the procedures for the granting of incentive stock options, stock appreciation rights, restricted shares, performance units and performance shares. The maximum number of shares of the Company's common stock that may be issued pursuant to the Incentive Plan, as amended, is 2,750,000, and the maximum number of shares that may be granted to a participant in any calendar year is 250,000. Substantially all grants issued pursuant to the Incentive Plan are "restricted stock grants" which specify vesting (i) upon the third anniversary of the date of grant for time-based grants, or (ii) upon the completion of a designated period of performance for performance-based grants. Time–based grants are valued according to the market price for the Company's common stock at the date of grant. For performance-based grants, the Company engages an independent appraisal company to determine the value of the shares at the date of grant, taking into account the underlying contingency risks associated with the performance criteria. These value estimates have a direct impact on net income, because higher valuations would result in lower net income, whereas lower valuations would result in higher net income. The value of such grants is being amortized on a straight-line basis over the respective vesting periods, as adjusted for fluctuations in the market value of the Company's common stock.

Results of Operations

Differences in results of operations between 2010 and 2009, and between 2009 and 2008, respectively, were primarily the result of the impact of the Cedar/RioCan joint venture transactions, the Company's property acquisition/disposition program and continuing development/redevelopment activities. During the period January 1, 2009 through December 31, 2010, the Company acquired two supermarket anchored shopping centers aggregating approximately 522,000 square feet of GLA and one future development site aggregating approximately 206,000 square feet of GLA. In addition, the Company placed into service four ground-up developments having an aggregate cost of approximately $152.8 million. The Company sold or treated as "held for sale" 28 properties (primarily drug store/convenience centers) aggregating approximately 1.5 million square feet of GLA for an aggregate sales price of approximately $99.6 million. The Company transferred seven properties to the Cedar/RioCan joint venture, aggregating approximately 1,167,000 square feet of GLA. In connection with such transfer, the Company realized approximately $63.1 million in net proceeds. Net (loss) income attributable to common shareholders was ($51.5) million, ($24.7) million and $10.3 million for 2010, 2009 and 2008, respectively.

Comparison of 2010 to 2009

	2010	2009	(Decrease) increase	Percent change	Other	Properties held in both periods
Total revenues	$ 157,164,000	$ 168,341,000	$ (11,177,000)	-7%	$ (8,114,000)	(3,063,000)
Property operating expenses	51,307,000	48,949,000	2,358,000	5%	1,499,000	859,000
Depreciation and amortization	42,278,000	50,148,000	(7,870,000)	-16%	(6,992,000)	(878,000)
General and administrative	9,537,000	10,166,000	(629,000)	-6%	n/a	n/a
Impairments	2,493,000	23,636,000	(21,143,000)	n/a	n/a	n/a
Acquisition transaction costs and terminated projects, net	4,253,000	4,367,000	(114,000)	n/a	n/a	n/a
Non-operating income and expense, net (i)	51,732,000	45,982,000	5,750,000	13%	n/a	n/a
Discontinued operations:						
(Loss) income from operations	(388,000)	898,000	(1,286,000)	n/a	n/a	n/a
Impairment charges	39,530,000	3,559,000	35,971,000	n/a	n/a	n/a
Gain on sales	170,000	557,000	(387,000)	n/a	n/a	n/a

(i) Non-operating income and expense consists principally of interest expense (including amortization and write-off of deferred financing costs), equity in income of unconsolidated joint ventures, and gain on sale of a land parcel.

Properties held in both periods. The Company held 80 properties throughout 2010 and 2009.

Total revenues decreased primarily as a result of (i) a decrease in non-cash amortization of intangible lease liabilities primarily as a result of the completion of scheduled amortization at certain properties ($2.4 million) (which also resulted in a decrease in depreciation and amortization expense), (ii) a decrease in tenant recovery income ($0.3 million), (iii) a decrease in straight-line rents ($0.6

million) and (iv) a decrease in other income ($0.1 million), which was partially offset by (v) an increase in base rents ($0.3 million). In connection with the worsening economic climate beginning in the latter part of 2008 and continuing throughout the respective periods, the Company received a number of requests from tenants for rent relief. While the Company did in fact grant such relief in selected limited circumstances, the aggregate amount of such relief granted had a limited impact on results of operations. However, there can be no assurance that the amount of such relief will not become more significant in future periods.

Property operating expenses increased primarily as a result of (i) an increase in non-billable operating expenses ($0.1 million), (ii) an increase in utilities ($0.1 million), (iii) an increase in management fees ($0.1 million), and (iv) an increase in bad debt expense ($0.5 million).

Depreciation and amortization expenses included under "Other" reflects the acceleration of depreciation expense in 2009 ($6.1 million) at two properties at which the Company demolished portions of buildings as part of the redevelopment plans for those properties.

General and administrative expenses decreased primarily as the result of a legal settlement received in the Company's favor in 2010.

Impairments relate to the agreement to transfer the seven properties to the Cedar/RioCan joint venture, as more fully discussed elsewhere in this report.

Acquisition transaction costs and terminated projects, net, for 2010 include (i) an acquisition fee that was paid to the Company's investment advisor related to the Cedar/RioCan joint venture ($2.7 million), (ii) costs incurred related to the acquisition of a single-tenant office property located in Philadelphia, Pennsylvania ($0.3 million), and (iii) the write off of costs incurred in the prior years related to (a) a potential development project in Milford, Delaware that the Company determined would not go forward ($1.3 million), and (b) a cancelled acquisition ($0.1 million). Acquisition transaction costs and terminated projects, net, for 2009 include (i) the costs associated with the acquisitions of San Souci Plaza and New London Mall (net of minority interest share) and the costs primarily associated with a cancelled acquisition (an aggregate of $1.5 million), (ii) the decision to terminate potential development opportunities in Williamsport, Pennsylvania and Ephrata, Pennsylvania (an aggregate of $2.8 million), and (iii) the costs primarily associated with a cancelled acquisition.

Non-operating income and expense, net, increased primarily as a result of (i) higher amortization of deferred financing costs ($4.5 million) resulting from (a) extending the secured revolving stabilized property credit facility, originally in January 2009 and again in November 2009, and (b) the Company's reduction in September 2010 of its aggregate commitments under its secured revolving stabilized property credit facility, resulting in an accelerated write-off of deferred financing costs of approximately $2.6 million, (ii) a decrease in development activity reducing the amount of interest expense capitalized to development projects ($2.9 million), (iii) a decrease in equity in income of unconsolidated joint ventures ($0.6 million), (iv) higher loan interest expense principally related to an increase in the interest rate for the secured revolving stabilized property credit facility, which was partially offset by a reduction in the outstanding balance of the secured revolving stabilized credit facility ($0.3 million), and (v) a decrease in gain on sale of land parcel ($0.5 million), partially offset by

(vi) a decrease in mortgage interest expense ($3.1 million) principally related to the transfer of properties to the Cedar/RioCan joint venture.

Discontinued operations for 2010 and 2009 include the results of operations, impairment charges and gain on sales for 28 of the Company's properties (including a number of drug store/convenience centers) which it sold or treated as "held for sale", located in Ohio, Pennsylvania, Maryland, Connecticut and New York, as more fully discussed elsewhere in this report.

Other includes principally (a) the results of properties acquired after January 1, 2009, (b) the results of properties transferred to the Cedar/RioCan joint venture through the respective dates of transfer, (c) acquisition, financing and property management fees earned by the Company, (d) results of recently placed into service ground-up developments, and on-going activities related to the re-development properties, and (e) unallocated property and construction management compensation and benefits (including stock-based compensation), summarized as follows:

Revenues:

Cedar/RioCan joint venture properties	$ (14,656,000)
Fees earned by the Company and other	3,549,000
Property acquisitions	1,885,000
Development and redevelopment properties	1,108,000
	$ (8,114,000)

Property operating expenses:

Cedar/RioCan joint venture properties	$ (3,616,000)
Unallocated compensation and benefits	2,135,000
Property acquisitions	257,000
Development and redevelopment properties	2,723,000
	$ 1,499,000

Depreciation and amortization expense:

Cedar/RioCan joint venture properties	$ (4,207,000)
Property acquisitions	1,137,000
Development and redevelopment properties	2,226,000
Accelerated depreciation at two redevelopment properties	(6,148,000)
	$ (6,992,000)

Comparison of 2009 to 2008

	2009	2008	Increase (decrease)	Percent change	Other	Properties held in both years
Total revenues	$ 168,341,000	$ 156,214,000	$ 12,127,000	8%	$ 12,288,000	(161,000)
Property operating expenses	48,949,000	42,879,000	6,070,000	14%	4,380,000	1,690,000
Depreciation and amortization	50,148,000	44,862,000	5,286,000	12%	6,268,000	(982,000)
General and administrative	10,166,000	8,586,000	1,580,000	18%	n/a	n/a
Impairments	23,636,000	-	23,636,000	n/a	n/a	n/a
Acquisition transaction costs and terminated projects, net	4,367,000	855,000	3,512,000	n/a	n/a	n/a
Non-operating income and expense, net (i)	45,982,000	41,781,000	4,201,000	10%	n/a	n/a
Discontinued operations:						
Income from operations	898,000	3,547,000	(2,649,000)	n/a	n/a	n/a
Impairment charges	3,559,000	-	3,559,000	n/a	n/a	n/a
Gain on sales	557,000	-	557,000	n/a	n/a	n/a

(i) Non-operating income and expense consists principally of interest expense (including amortization and write-off of deferred financing costs) and equity in income of unconsolidated joint ventures, and gain on sale of a land parcel.

Properties held in both periods. The Company held 78 properties throughout 2009 and 2008.

Total revenues decreased primarily as a result of (i) a decrease in non-cash straight-line rents primarily as a result of early lease terminations ($0.8 million), (ii) a decrease in non-cash amortization of intangible lease liabilities primarily as a result of the completion of scheduled amortization at certain properties ($0.3 million) (which also resulted in a decrease in depreciation and amortization expense), (iii) a decrease in percentage rent ($42,000), and (iv) a decrease in other income ($0.6 million), partially offset by (v) an increase in tenant recoveries ($1.2 million), predominantly the result of an increase in billable property operating expenses, and (vi) an increase in base rent income ($0.4 million). In connection with the worsening economic climate beginning in the latter part of 2008 and continuing into 2009, the Company received a number of requests from tenants for rent relief. While the Company did in fact grant such relief in selected limited circumstances, the aggregate amount of such relief granted had a limited impact on results of operations. However, there can be no assurance that the amount of such relief will not become more significant in future periods.

Property operating expenses increased primarily as a result of (i) a net increase ($1.1 million) in expenses billable to tenants, primarily as a result of (a) an increase in real estate taxes from reassessments at recently-acquired or redeveloped properties ($0.7 million), (b) an increase in snow removal costs ($1.1 million), partially offset by (c) a decrease in insurance expense ($0.3 million), (d) a decrease in repairs and maintenance expenses ($0.1 million), (e) a decrease in landscaping expense ($0.1 million), and (f) a decrease in a number of smaller operating expense categories ($0.2 million), and (ii) an increase in the provision for doubtful accounts primarily as a result of the more challenging economic conditions in 2009 for a number of non-core tenants ($1.1 million), which is partially offset by (iii) a decrease in expenses not billable to tenants ($0.4 million).

Depreciation and amortization expenses included under "Other" reflects the acceleration of depreciation expense in 2009 ($6.1 million) at two properties at which the Company demolished portions of buildings as part of the redevelopment plans for those properties.

General and administrative expenses increased primarily as a result of increases in stock-based compensation expense through increased amortization of an increased number of restricted stock grants and mark-to-market adjustments relating to stock-based compensation.

Impairments relate to the agreement to transfer the seven properties to the Cedar/RioCan joint venture, as more fully discussed elsewhere in this report.

Acquisition transaction costs and terminated projects, net, for 2009 include (i) the costs associated with the acquisitions of San Souci Plaza and New London Mall (net of minority interest share) and the costs primarily associated with a cancelled acquisition (an aggregate of $1.5 million), (ii) the decision to terminate potential development opportunities in Williamsport, Pennsylvania and Ephrata, Pennsylvania (an aggregate of $2.8 million), and (iii) the costs primarily associated with a cancelled acquisition. Acquisition transaction costs and terminated projects, net, for 2008 include (i) the decision to terminate potential development opportunities primarily in Ephrata, Pennsylvania and Roanoke, Virginia (an aggregate of $652,000) and (ii) costs incurred related to a canceled potential joint venture ($203,000).

Non-operating income and expense, net, increased primarily as a result of (i) higher amortization of deferred financing costs ($1.9 million) resulting from (a) extending the secured revolving stabilized property credit facility, originally in January 2009 and again in November 2009, and (b) the secured revolving development property credit facility and the property-specific construction facility, having closed in June 2008 and September 2008, respectively, being outstanding throughout all of 2009, (ii) higher loan balances outstanding principally to fund the equity portions of acquisitions and development activities ($4.4 million), (iii) reduction in interest income ($0.2 million), and (iv) a decrease in development activity reducing the amount of interest expense capitalized to development projects ($0.9 million), partially offset by (v) the gain on sale of a land parcel ($0.5 million), (vi) an increase in equity in income of unconsolidated joint ventures ($0.2 million), and (vii) a decrease in the outstanding balances under the Company's secured credit facilities reducing interest expense ($2.5 million).

Discontinued operations for 2009 and 2008 include the results of operations, impairment charges and gain on sales for 28 of the Company's properties (including a number of drug store/convenience centers) which it sold or treated as "held for sale", located in Ohio, Pennsylvania, Maryland, Connecticut and New York, as more fully discussed elsewhere in this report.

Other includes principally (a) the results of properties acquired after January 1, 2009, (b) the results of properties transferred to the Cedar/RioCan joint venture through the respective dates of transfer, (c) acquisition, financing and property management fees earned by the Company, (d) results of recently placed into service ground-up developments and on-going activities related to the re-development properties, and (e) unallocated property and construction management compensation and benefits (including stock-based compensation), summarized as follows:

Revenues:

Cedar/RioCan joint venture properties	$ 627,000
Property acquisitions	9,844,000
Development and redevelopment properties	1,817,000
	$ 12,288,000

Property operating expenses:

Cedar/RioCan joint venture properties	$ (54,000)
Unallocated compensation and benefits	576,000
Property acquisitions	2,631,000
Development and redevelopment properties	1,227,000
	$ 4,380,000

Depreciation and amortization expense:

Cedar/RioCan joint venture properties	$ (950,000)
Property acquisitions	2,660,000
Development and redevelopment properties	(1,590,000)
Accelerated depreciation at two redevelopment properties	6,148,000
	$ 6,268,000

Liquidity and Capital Resources

The Company funds operating expenses and other short-term liquidity requirements, including debt service, tenant improvements, leasing commissions, collateralization of certain interest rate swap obligations, preferred and common dividend distributions, if made, and distributions to minority interest partners, primarily from operations. The Company has also used its secured revolving stabilized property credit facility for these purposes. The Company expects to fund long-term liquidity requirements for property acquisitions, development and/or redevelopment costs, capital improvements, and maturing debt initially with its credit facilities and construction financing, and ultimately through a combination of issuing and/or assuming additional mortgage debt, the sale of equity securities, the issuance of additional OP Units, and the sale of properties or interests therein (including joint venture arrangements).

Throughout most of 2010 there has been a continued fundamental contraction of the U.S. credit and capital markets, whereby banks and other credit providers have tightened their lending standards and severely restricted the availability of credit. Accordingly, although there has been an improvement in general credit availability during the latter part of 2010, for this and other reasons, there can be no assurance that the Company will have the availability of mortgage financing on completed development projects, additional construction financing, net proceeds from the contribution of properties to joint ventures, or proceeds from the refinancing of existing debt.

In December 2009, following a review of the state of the economy and the Company's financial position, the Company's Board of Directors determined to resume payment of a cash dividend in the amount $0.09 per share ($0.36 per share on an annualized basis) on the Company's common stock.

The Company has a $185 million secured revolving stabilized property credit facility with Bank of America, N.A. as administrative agent, together with three other lead lenders and other participating banks. On September 13, 2010, the Company elected to reduce the total commitments under the facility from $285.0 million to $185.0 million. The facility is expandable to $400 million, subject principally to acceptable collateral and the availability of additional lender commitments and will expire on January 31, 2012, subject to a one-year extension option. The principal terms of the facility include (i) an availability based primarily on appraisals, with a 67.5% advance rate, (ii) an interest rate based on LIBOR plus 350 bps, with a 200 bps LIBOR floor, (iii) a leverage ratio limited to 67.5%, and (iv) an unused portion fee of 50 bps. Borrowings outstanding under the facility aggregated $29.5 million at December 31, 2010; such borrowings bore interest at a rate of 5.5% per annum; the Company had pledged 31 of its shopping center properties as collateral for such borrowings as of that date, including six properties which are being treated as "real estate held for sale" during 2010.

The secured revolving stabilized property credit facility has been, and will be, used to fund acquisitions, certain development and redevelopment activities, capital expenditures, mortgage repayments, dividend distributions, working capital and other general corporate purposes. The facility is subject to customary financial covenants, including limits on leverage and distributions (limited to 95% of funds from operations, as defined), and other financial statement ratios. Based on covenant measurements and collateral in place as of December 31, 2010, the Company was permitted to draw up to approximately $140.2 million, of which approximately $110.7 million remained available as of that date. As of December 31, 2010, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the secured revolving stabilized property credit facility.

The Company has a $150 million secured revolving development property credit facility with KeyBank, National Association (as agent) and several other banks, pursuant to which the Company has pledged certain of its development projects and redevelopment properties as collateral for borrowings thereunder. The facility, as amended, is expandable to $250 million, subject to certain conditions, including acceptable collateral, and will expire in June 2011, subject to a one-year extension option. Borrowings under the facility bear interest at the Company's option at either LIBOR or the agent bank's prime rate, plus a spread of 225 bps or 75 bps, respectively. Advances under the facility are calculated at the least of 70% of aggregate project costs, 70% of "as stabilized" appraised values, or costs incurred in excess of a 30% equity requirement on the part of the Company. The facility also requires an unused portion fee of 15 bps. This facility has been and will be used to fund in part the Company's and certain joint ventures' development activities. In order to draw funds under this construction facility, the Company must meet certain pre-leasing and other conditions. Borrowings outstanding under the facility aggregated $103.1 million at December 31, 2010, and such borrowings bore interest at a rate of 2.5% per annum. As of December 31, 2010, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the secured revolving development property credit facility.

The Company has a $70.7 million construction facility (as amended on November 3, 2010) with Manufacturers and Traders Trust Company (as agent) and several other banks, pursuant to which the Company pledged its joint venture development project in Pottsgrove, Pennsylvania as collateral for borrowings to be made thereunder. The facility is guaranteed by the Company and will expire in September 2011, subject to a one-year extension option. Borrowings under the facility bear interest at the Company's option at either LIBOR plus a spread of 325 bps, or the agent bank's prime rate. Borrowings outstanding under the facility aggregated $62.6 million at December 31, 2010, and such borrowings bore interest at an average rate of 3.5% per annum. As of December 31, 2010, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the construction facility.

Other property-specific mortgage loans payable at December 31, 2010 consisted of fixed-rate notes totaling $591.2 million, with a weighted average interest rate of 5.8%, and variable-rate debt totaling $83.6 million, with a weighted average interest rate of 4.1%. Total mortgage loans payable and secured revolving credit facilities have an overall weighted average interest rate of 5.2% and mature at various dates through 2029. For 2011, the Company has approximately $8.7 million of scheduled mortgage repayments and $83.6 million of scheduled balloon payments.

The terms of several of the Company's mortgage loans payable require the Company to deposit certain replacement and other reserves with its lenders. Such "restricted cash" is generally available only for property-level requirements for which the reserves have been established, and is not available to fund other property-level or Company-level obligations.

The Company and RioCan entered into an 80% (RioCan) and 20% (Cedar) joint venture in October 2009 (i) initially for the purchase of seven supermarket-anchored properties previously owned by the Company, and (ii) then to acquire additional primarily supermarket-anchored properties in the Company's primary market areas, in the same joint venture format. The Company transferred the initial seven properties into the joint venture at various times from December 2009 through May 2010 generating approximately $63.1 million of net proceeds and the transfer of approximately $94 million of fixed-rate mortgages. In addition, in April 2010, RioCan exercised its warrant to purchase 1,428,570 shares of the Company's common stock, and the Company received proceeds of $10.0 million. Net proceeds from the property transfers and the exercise of the warrants were used to repay/reduce the outstanding balances under the Company's secured revolving credit facilities.

In connection with the Cedar/RioCan joint venture transactions, the Company, in 2010, earned approximately $3.6 million in fees from the joint venture, representing accounting fees, management fees, acquisition fees and financing fees. Such fees are included in other revenues in the accompanying statements of operations. In addition, the Company paid fees to its investment advisor of approximately $2.7 million, which are included in transaction costs in the accompanying statements of operations.

On February 5, 2010, the Company concluded a public offering of 7,500,000 shares of its common stock at $6.60 per share, and realized net proceeds after offering expenses of approximately $47.0 million. On March 3, 2010, the underwriters exercised their over-allotment option to the extent of 697,800 shares, and the Company realized additional net proceeds of $4.4 million. In connection with the offering, RioCan acquired 1,350,000 shares of the Company's common stock, including 100,000 shares acquired in connection with the exercise of the over-allotment option, and the Company realized net proceeds of $8.9 million.

On February 5, 2010, the Company filed a registration statement with the Securities and Exchange Commission for up to 5,000,000 shares of the Company's common stock under the Company's Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). The DRIP offers a convenient method for shareholders to invest cash dividends and/or make optional cash payments to purchase shares of the Company's common stock at 98% of their market value. The Board of Directors of the Company has approved an amendment to the DRIP to have all stock purchased at 100% of their market value. This amendment is expected to become effective promptly after the filing of this Form 10-K. Through December, 31, 2010, the Company issued approximately 1,451,000 shares of its common stock at an average price of $5.79 per share and realized proceeds after expenses of approximately $8.2 million. During January, February and March 2011, the Company issued an additional approximate 471,000 shares of its common stock at an average of $6.02 per share and realized net proceeds of approximately $2.8 million.

On August 25, 2010, the Company concluded a public offering of 2,850,000 shares of its 8-7/8% Series A Cumulative Redeemable preferred stock at $24.50 per share, and realized net proceeds, after offering expenses, of approximately $67.4 million. In connection with the sale, the Company's investment advisor received an underwriter's discount of approximately $2.4 million.

The Company has a Standby Equity Purchase Agreement (the "SEPA Agreement") with an investment company for sales of its shares of common stock aggregating up to $45 million over a commitment period ending in September 2011. Through December 31, 2010, approximately 1,807,000 shares had been sold pursuant to the SEPA Agreement, at an average price of $6.98 per share, and the Company realized net proceeds, after allocation of issuance expenses, of approximately $12.3 million.

During 2010, the Company, at its option, elected to redeem approximately 552,000 OP Units that had been offered for conversion by the holders thereof, for an aggregate purchase price of approximately $3.4 million. Such OP Units had been issued to certain members of the group from which the Company had acquired the major portion of its Ohio drug store/convenience center properties.

The Company expects to have sufficient liquidity to effectively manage its business. Such liquidity sources include, amongst others (i) cash on hand, (ii) operating cash flows, (iii) availability under its secured revolving credit facilities, (iv) property-specific financings, (v) sales of properties, (vi) proceeds from contributions of properties to joint ventures, and/or (vi) issuances of additional shares of common or preferred stock.

Contractual obligations and commercial commitments

The following table sets forth the Company's significant debt repayment, interest and operating lease obligations at December 31, 2010:

	Maturity Date						
	2011	2012	2013	2014	2015	Thereafter	Total
Debt:							
Mortgage loans payable (i) (ii)	$ 92,290,000	$ 52,046,000	$ 63,830,000	$ 119,189,000	$ 103,786,000	$ 243,589,000	$ 674,730,000
Stabilized property credit facility (iii)	-	29,535,000	-	-	-	-	29,535,000
Development property credit facility (iii)	103,062,000	-	-	-	-	-	103,062,000
Interest payments (iv)	40,733,000	36,354,000	27,778,000	22,720,000	14,799,000	10,520,000	152,904,000
Operating lease obligations	1,213,000	1,219,000	1,234,000	1,250,000	1,269,000	20,282,000	26,467,000
Total	$ 237,298,000	$ 119,154,000	$ 92,842,000	$ 143,159,000	$ 119,854,000	$ 274,391,000	$ 986,698,000

(i) Does not include mortgage loans payable applicable to unconsolidated joint ventures or discontinued operations.

(ii) Mortgage loans payable for 2011 includes $62.6 million applicable to property-specific construction financing which is subject to a one-year extension option.

(iii) Subject to a one-year extension option.

(iv) Represents interest payments expected to be incurred on the Company's consolidated debt obligations as of December 31, 2010, including capitalized interest. For variable-rate debt, the rate in effect at December 31, 2010 is assumed to remain in effect until the maturities of the respective obligations. Does not include interest payments to be incurred on debt obligations applicable to unconsolidated joint ventures or discontinued operations

In addition, the Company plans to spend between $35.0 million and $55.0 million during 2011 in connection with development and redevelopment activities in process as of December 31, 2010.

Net Cash Flows

Operating Activities

Net cash flows provided by operating activities amounted to $41.7 million during 2010, compared to $51.9 million during 2009 and $60.8 million during 2008. The comparative changes in operating cash flows during 2010, 2009 and 2008 were primarily the result of the impact of the Cedar/RioCan joint venture transactions, the Company's property acquisition/disposition program, and continuing development/redevelopment activities.

Investing Activities

Net cash flows used in investing activities were $29.8 million in 2010, $70.0 million in 2009 and $151.4 million in 2008, and were primarily the result of the Cedar/RioCan joint venture transactions and the Company's acquisition/disposition activities. During 2010, the Company made investments in the Cedar/RioCan joint venture ($51.4 million), acquired a single-tenant office property and incurred expenditures for property improvements (an aggregate of $30.2 million), and had an increase in other receivables and construction escrows (an aggregate of $3.4 million), offset by proceeds from the transfers of five properties to the Cedar/RioCan joint venture ($31.0 million), distributions of capital from the Cedar/RioCan joint venture ($21.5 million), and the sales of properties treated as discontinued operations ($2.7 million). During 2009, the Company acquired two shopping and convenience centers and incurred expenditures for property improvements, an aggregate of $108.3 million. The Company realized proceeds from the transfers of two properties to the RioCan joint venture ($32.1 million) and from the sales of properties treated as discontinued operations ($6.8 million). During 2008, the Company acquired four shopping and convenience centers, acquired land for development, expansion and/or future development and incurred expenditures for property improvements, an aggregate of $131.9

million. The Company also purchased the joint venture minority interests in four properties for $17.5 million.

Financing Activities

Net cash flows (used in) provided by financing activities were $(14.9 million) in 2010, $27.0 million in 2009 and $75.5 million in 2008. During 2010, the Company had net repayments to its revolving credit facilities ($125.1 million), preferred and common stock distributions ($31.9 million), repayment of mortgage obligations ($20.9 million, including $11.0 million of mortgage balloon payments), termination payments relating to interest rate swaps ($5.5 million), distributions paid to noncontrolling interests (consolidated minority interest and limited partners - $4.2 million), redemptions of OP Units ($3.4 million), and the payment of debt financing costs ($2.0 million), offset by the proceeds from sales of preferred and common stock ($141.2 million), the proceeds of mortgage financings ($27.0 million), and the proceeds from the exercise of the RioCan warrant ($10.0 million). During 2009, the Company received proceeds of mortgage financings of $60.9 million, proceeds from sales of common stock of $40.9 million, $12.2 million in contributions from noncontrolling interests (minority interest partners) $5.0 million in proceeds from a standby equity advance (not settled as of December 31, 2009), offset by net repayments to its revolving credit facilities of $46.8 million, repayment of mortgage obligations of $18.2 million (including $8.9 million of mortgage balloon payments), preferred and common stock distributions of $12.9 million, the payment of financing costs of $10.0 million, and distributions paid to noncontrolling interests (minority and limited partner interests) of $4.1 million. During 2008, the Company received net advance proceeds of $114.1 million from its revolving credit facilities, $106.7 million in net proceeds from mortgage financings, and $6.3 million in contributions from noncontrolling interests (minority interest partners), offset by the repayment of mortgage obligations of $93.3 million (including $84.8 million of mortgage balloon payments), preferred and common stock distributions of $47.9 million, distributions paid to noncontrolling interests (minority and limited partner interests) of $5.2 million, the payment of financing costs of $5.1 million, and the redemption of noncontrolling interests (a limited partner's OP Units) of $0.1 million.

Funds (Used In) From Operations

Funds (Used In) From Operations ("FFO") is a widely-recognized non-GAAP financial measure for REITs that the Company believes, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, FFO is useful to investors as it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets. Investors should review FFO, along with GAAP net income, when trying to understand an equity REIT's operating performance. The Company presents FFO because the Company considers it an important supplemental measure of its operating performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. Among other things, the Company uses FFO or an adjusted FFO-based measure (i) as a criterion to determine performance-based bonuses for members of senior management, (ii) in performance comparisons with other shopping center REITs, and (iii) to measure compliance with certain financial covenants under the terms of the Loan Agreements relating to the Company's credit facilities.

The Company computes FFO in accordance with the "White Paper" on FFO published by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as net income applicable to common shareholders (determined in accordance with GAAP), excluding gains or losses from debt restructurings and sales of properties, plus real estate-related depreciation and amortization, and after adjustments for partnerships and joint ventures (which are computed to reflect FFO on the same basis).

FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income applicable to common shareholders or to cash flow from operating activities. FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Although FFO is a measure used for comparability in assessing the performance of REITs, as the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one company to another. The following table sets forth the Company's calculations of FFO for 2010, 2009 and 2008:

	2010	2009	2008
Net (loss) income attributable to common shareholders	$ (51,485,000)	$ (24,747,000)	$ 10,296,000
Add (deduct):			
Real estate depreciation and amortization	46,279,000	55,391,000	49,732,000
Noncontrolling interests:			
Limited partners' interest	(1,282,000)	(912,000)	468,000
Minority interests in consolidated joint ventures	(1,613,000)	772,000	2,157,000
Minority interests' share of FFO applicable to consolidated joint ventures	(4,357,000)	(5,787,000)	(6,134,000)
Equity in income of unconsolidated joint ventures	(484,000)	(1,098,000)	(956,000)
FFO from unconsolidated joint ventures	2,796,000	1,519,000	1,296,000
Gain on sales of discontinued operations	(170,000)	(557,000)	-
Funds (Used in) From Operations	$ (10,316,000)	$ 24,581,000	$ 56,859,000
FFO per common share (assuming conversion of OP Units)			
Basic and diluted	$ (0.16)	$ 0.51	$ 1.22
Weighted average number of common shares (basic):			
Shares used in determination of basic earnings per share	63,843,000	46,234,000	44,475,000
Additional shares assuming conversion of OP Units	1,814,000	2,014,000	2,024,000
Shares used in determination of basic FFO per share	65,657,000	48,248,000	46,499,000
Weighted average number of common shares (dilutive):			
Shares used in determination of diluted earnings per share	63,862,000	46,234,000	44,475,000
Additional shares assuming conversion of OP Units	1,814,000	2,014,000	2,024,000
Shares used in determination of diluted FFO per share	65,676,000	48,248,000	46,499,000

Inflation

Low to moderate levels of inflation during the past several years have favorably impacted the Company's operations by stabilizing operating expenses. However, the Company's properties have tenants whose leases include expense reimbursements and other provisions to minimize the effect of inflation. At the same time, low inflation has had the indirect effect of reducing the Company's ability to increase tenant rents upon the signing of new leases and/or lease renewals.

New Accounting Pronouncements

See Note 2 of the Company's Consolidated Financial Statements included in this annual report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

One of the principal market risks facing the Company is interest rate risk on its credit facilities. The Company may, when advantageous, hedge its interest rate risk by using derivative financial instruments. The Company is not subject to foreign currency risk.

The Company is exposed to interest rate changes primarily through (i) the variable-rate credit facilities used to maintain liquidity, fund capital expenditures, development/redevelopment activities, and expand its real estate investment portfolio, (ii) property-specific variable-rate construction financing, and (iii) other property-specific variable-rate mortgages. The Company's objectives with respect to interest rate risk are to limit the impact of interest rate changes on operations and cash flows, and to lower its overall borrowing costs. To achieve these objectives, the Company may borrow at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps, etc., in order to mitigate its interest rate risk on a related variable-rate financial instrument. The Company does not enter into derivative or interest rate transactions for speculative purposes. Additionally, the Company has a policy of entering into derivative contracts only with major financial institutions. At December 31, 2010, the Company had approximately $20.1 million of mortgage loans payable subject to interest rate swaps which converted LIBOR-based variable rates to fixed annual rates of 5.4% and 6.5% per annum. On January 20, 2010, the Company paid approximately $5.5 million to terminate interest rate swaps applicable to approximately $23.9 million of anticipated permanent financing for its development joint venture project in Stroudsburg, Pennsylvania.

At December 31, 2010, long-term debt consisted of fixed-rate mortgage loans payable and variable-rate debt (principally the Company's variable-rate credit facilities). The average interest rate on the $591.2 million of fixed-rate indebtedness outstanding was 5.8%, with maturities at various dates through 2029. The average interest rate on the $216.2 million of variable-rate debt (including $132.6 million in advances under the Company's revolving credit facilities) was 3.3%. The secured revolving stabilized property credit facility matures in January 2012, subject to a one-year extension option. The secured revolving development property credit facility matures in June 2011, subject to a one-year extension option. With respect to $186.6 million of variable-rate debt outstanding at December 31, 2010, if interest rates either increase or decrease by 1%, the Company's interest cost would increase or decrease respectively by approximately $1.9 million per annum. With respect to the remaining $29.5 million of variable-rate debt outstanding at December 31, 2010, represented by the Company's secured revolving stabilized property credit facility, interest is based on LIBOR with a 200 bps LIBOR floor. Accordingly, if interest rates either increase or decrease by 1%, the Company's interest cost applicable on this line would increase by approximately $0.3 million per annum only if LIBOR was in excess of 2.0% per annum.

Item 8. Financial Statements and Supplementary Data

All other schedules have been omitted because the required information is not present, is not present in amounts sufficient to require submission of the schedule, or is included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cedar Shopping Centers, Inc.

We have audited the accompanying consolidated balance sheets of Cedar Shopping Centers, Inc. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cedar Shopping Centers, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cedar Shopping Centers, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 15, 2011

CEDAR SHOPPING CENTERS, INC.
Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
Assets		
Real estate:		
Land	$ 328,831,000	$ 333,898,000
Buildings and improvements	1,262,479,000	1,221,740,000
	1,591,310,000	1,555,638,000
Less accumulated depreciation	(189,461,000)	(151,144,000)
Real estate, net	1,401,849,000	1,404,494,000
Real estate to be transferred to a joint venture	-	139,743,000
Real estate held for sale - discontinued operations	69,959,000	127,849,000
Investment in unconsolidated joint ventures	52,466,000	14,113,000
Cash and cash equivalents	14,166,000	17,164,000
Restricted cash	14,545,000	14,075,000
Receivables:		
Rents and other tenant receivables, net	7,048,000	7,423,000
Straight-line rents	15,674,000	14,044,000
Joint venture settlements and other receivables	8,599,000	2,322,000
Other assets	9,676,000	9,316,000
Deferred charges, net	28,505,000	34,575,000
Total assets	$ 1,622,487,000	$ 1,785,118,000
Liabilities and equity		
Mortgage loans payable	$ 674,730,000	$ 654,911,000
Mortgage loans payable - real estate to be transferred to a joint venture	-	94,018,000
Mortgage loans payable - real estate held for sale - discontinued operations	32,786,000	45,833,000
Secured revolving credit facilities	132,597,000	257,685,000
Accounts payable and accrued liabilities	29,026,000	46,902,000
Unamortized intangible lease liabilities	46,487,000	52,058,000
Liabilities - real estate held for sale and, at December 31, 2009, real estate to be transferred to a joint venture	1,337,000	7,309,000
Total liabilities	916,963,000	1,158,716,000
Limited partners' interest in Operating Partnership	7,053,000	12,638,000
Commitments and contingencies	-	-
Equity:		
Cedar Shopping Centers, Inc. shareholders' equity:		
Preferred stock ($.01 par value, $25.00 per share liquidation value, 12,500,000 shares authorized, 6,400,000 and 3,550,000 shares, respectively, issued and outstanding)	158,575,000	88,750,000
Common stock ($.06 par value, 150,000,000 shares authorized 66,520,000 and 52,139,000 shares, respectively, issued and outstanding)	3,991,000	3,128,000
Treasury stock (1,120,000 and 981,000 shares, respectively, at cost)	(10,367,000)	(9,688,000)
Additional paid-in capital	712,548,000	621,299,000
Cumulative distributions in excess of net income	(231,275,000)	(162,041,000)
Accumulated other comprehensive loss	(3,406,000)	(2,992,000)
Total Cedar Shopping Centers, Inc. shareholders' equity	630,066,000	538,456,000
Noncontrolling interests:		
Minority interests in consolidated joint ventures	62,050,000	67,229,000
Limited partners' interest in Operating Partnership	6,355,000	8,079,000
Total noncontrolling interests	68,405,000	75,308,000
Total equity	698,471,000	613,764,000
Total liabilities and equity	$ 1,622,487,000	$ 1,785,118,000

See accompanying notes to consolidated financial statements.

CEDAR SHOPPING CENTERS, INC.
Consolidated Statements of Operations

	Years ended December 31, 2010	2009	2008
Revenues:			
Rents	$ 123,205,000	$ 135,104,000	$ 126,228,000
Expense recoveries	30,092,000	31,878,000	28,862,000
Other	3,867,000	1,359,000	1,124,000
Total revenues	157,164,000	168,341,000	156,214,000
Expenses:			
Operating, maintenance and management	31,828,000	30,131,000	25,455,000
Real estate and other property-related taxes	19,479,000	18,818,000	17,424,000
General and administrative	9,537,000	10,166,000	8,586,000
Impairments	2,493,000	23,636,000	-
Acquisition transaction costs and terminated projects, net	4,253,000	4,367,000	855,000
Depreciation and amortization	42,278,000	50,148,000	44,862,000
Total expenses	109,868,000	137,266,000	97,182,000
Operating income	47,296,000	31,075,000	59,032,000
Non-operating income and expense:			
Interest expense, including amortization of deferred financing costs	(49,702,000)	(47,664,000)	(43,021,000)
Write-off of deferred financing costs	(2,552,000)	-	-
Interest income	38,000	63,000	284,000
Equity in income of unconsolidated joint ventures	484,000	1,098,000	956,000
Gain on sale of land parcel	-	521,000	-
Total non-operating income and expense	(51,732,000)	(45,982,000)	(41,781,000)
(Loss) income before discontinued operations	(4,436,000)	(14,907,000)	17,251,000
(Loss) income from discontinued operations	(39,918,000)	(2,661,000)	3,547,000
Gain on sales of discontinued operations	170,000	557,000	-
Total discontinued operations	(39,748,000)	(2,104,000)	3,547,000
Net (loss) income	(44,184,000)	(17,011,000)	20,798,000
Less, net loss (income) attributable to noncontrolling interests:			
Minority interests in consolidated joint ventures	1,613,000	(772,000)	(2,157,000)
Limited partners' interest in Operating Partnership	1,282,000	912,000	(468,000)
Total net loss (income) attributable to noncontrolling interests	2,895,000	140,000	(2,625,000)
Net (loss) income attributable to Cedar Shopping Centers, Inc.	(41,289,000)	(16,871,000)	18,173,000
Preferred distribution requirements	(10,196,000)	(7,876,000)	(7,877,000)
Net (loss) income attributable to common shareholders	$ (51,485,000)	$ (24,747,000)	$ 10,296,000
Per common share attributable to common shareholders (basic and diluted):			
Continuing operations	$ (0.20)	$ (0.49)	$ 0.15
Discontinued operations	(0.61)	(0.05)	$ 0.08
	$ (0.81)	$ (0.54)	$ 0.23
Amounts attributable to Cedar Shopping Centers, Inc. common shareholders, net of limited partners' interest:			
(Loss) income from continuing operations	$ (12,834,000)	$ (22,731,000)	$ 6,903,000
(Loss) income from discontinued operations	(38,816,000)	(2,550,000)	3,393,000
Gain on sales of discontinued operations	165,000	534,000	-
Net (loss) income	$ (51,485,000)	$ (24,747,000)	$ 10,296,000
Weighted average number of common shares outstanding	63,843,000	46,234,000	44,475,000

See accompanying notes to consolidated financial statements.

CEDAR SHOPPING CENTERS, INC.
Consolidated Statements of Equity
Years ended December 31, 2010, 2009 and 2008

	Cedar Shopping Centers, Inc. Shareholders								
	Preferred stock		Common stock						
	Shares	$25.00 Liquidation value	Shares	$0.06 Par value	Treasury stock, at cost	Additional paid-in capital	Cumulative distributions in excess of net income	Accumulated other comprehensive (loss) income	Total
Balance, December 31, 2007	3,550,000	$ 88,750,000	44,238,000	$ 2,654,000	$ (8,192,000)	$ 572,394,000	$ (97,821,000)	$ 64,000	$ 557,849,000
Net income							18,173,000		18,173,000
Unrealized loss on change in fair value of cash flow hedges								(7,320,000)	(7,320,000)
Total other comprehensive income									10,853,000
Deferred compensation activity, net			225,000	13,000	(983,000)	3,342,000			2,372,000
Conversion of OP units into common stock			5,000	1,000		67,000			68,000
Preferred distribution requirements							(7,877,000)		(7,877,000)
Distributions to common shareholders/ noncontrolling interests							(40,027,000)		(40,027,000)
Additional noncontrolling interests' shares									-
Purchase/redemption of noncontrolling interests' shares									-
Reallocation adjustment of limited partners' interest						283,000			283,000
Balance, December 31, 2008	3,550,000	88,750,000	44,468,000	2,668,000	(9,175,000)	576,086,000	(127,552,000)	(7,256,000)	523,521,000
Net loss							(16,871,000)		(16,871,000)
Unrealized gain on change in fair value of cash flow hedges								4,264,000	4,264,000
Total other comprehensive loss									(12,607,000)
Deferred compensation activity, net			570,000	34,000	(513,000)	3,070,000			2,591,000
Net proceeds from the sales of common stock and issuance of warrants			7,089,000	425,000		40,465,000			40,890,000
Conversion of OP units into common stock			12,000	1,000		130,000			131,000
Preferred distribution requirements							(7,876,000)		(7,876,000)
Distributions to common shareholders/ noncontrolling interests							(9,742,000)		(9,742,000)
Reallocation adjustment of limited partners' interest						1,548,000			1,548,000
Additional noncontrolling interests' shares									
Balance, December 31, 2009	3,550,000	88,750,000	52,139,000	3,128,000	(9,688,000)	621,299,000	(162,041,000)	(2,992,000)	538,456,000
Net (loss) income							(41,289,000)		(41,289,000)
Unrealized gain on change in fair value of cash flow hedges								(414,000)	(414,000)
Total other comprehensive loss									(41,703,000)
Deferred compensation activity, net			436,000	27,000	(679,000)	3,604,000			2,952,000
Net proceeds from the sale of preferred and common stock	2,850,000	69,825,000	12,455,000	747,000		77,433,000			148,005,000
Net proceeds from dividend reinvestment plan			1,451,000	87,000		8,144,000			8,231,000
Preferred distribution requirements							(10,196,000)		(10,196,000)
Distributions to common shareholders/ noncontrolling interests							(17,749,000)		(17,749,000)
Conversion of OP Units into common stock			39,000	2,000		401,000			403,000
Reallocation adjustment of limited partners' interest						1,667,000			1,667,000
Balance, December 31, 2010	6,400,000	$ 158,575,000	66,520,000	$ 3,991,000	$ (10,367,000)	$ 712,548,000	$ (231,275,000)	$ (3,406,000)	$ 630,066,000

See accompanying notes to consolidated financial statements.

CEDAR SHOPPING CENTERS, INC.
Consolidated Statements of Equity
Years ended December 31, 2010, 2009 and 2008
(continued)

	Noncontrolling Interests			
	Minority interests in consolidated joint ventures	Limited partners' interest in Operating Partnership	Total	Total equity
Balance, December 31, 2007	$ 62,402,000	$ 10,106,000	$ 72,508,000	$ 630,357,000
Net income	2,157,000	183,000	2,340,000	20,513,000
Unrealized loss on change in fair value of cash flow hedges	(336,000)	(129,000)	(465,000)	(7,785,000)
Total other comprehensive income	1,821,000	54,000	1,875,000	12,728,000
Deferred compensation activity, net	-	-	-	2,372,000
Conversion of OP units into common stock	-	(68,000)	(68,000)	-
Preferred distribution requirements	-	-	-	(7,877,000)
Distributions to common shareholders/ noncontrolling interests	(3,427,000)	(717,000)	(4,144,000)	(44,171,000)
Additional noncontrolling interests' shares	6,364,000		6,364,000	6,364,000
Purchase/redemption of noncontrolling interests' shares	(9,010,000)		(9,010,000)	(9,010,000)
Reallocation adjustment of limited partners' interest	-	(109,000)	(109,000)	174,000
Balance, December 31, 2008	58,150,000	9,266,000	67,416,000	590,937,000
Net loss	772,000	(361,000)	411,000	(16,460,000)
Unrealized gain on change in fair value of cash flow hedges	-	79,000	79,000	4,343,000
Total other comprehensive loss	772,000	(282,000)	490,000	(12,117,000)
Deferred compensation activity, net	-	-	-	2,591,000
Net proceeds from the sales of common stock and issuance of warrants	-	-	-	40,890,000
Conversion of OP units into common stock	-	(131,000)	(131,000)	-
Preferred distribution requirements	-	-	-	(7,876,000)
Distributions to common shareholders/ noncontrolling interests	(3,905,000)	(167,000)	(4,072,000)	(13,814,000)
Reallocation adjustment of limited partners' interest	-	(607,000)	(607,000)	941,000
Additional noncontrolling interests' shares	12,212,000	-	12,212,000	12,212,000
Balance, December 31, 2009	67,229,000	8,079,000	75,308,000	613,764,000
Net (loss) income	(1,613,000)	(642,000)	(2,255,000)	(43,544,000)
Unrealized gain on change in fair value of cash flow hedges	-	(22,000)	(22,000)	(436,000)
Total other comprehensive loss	(1,613,000)	(664,000)	(2,277,000)	(43,980,000)
Deferred compensation activity, net	-	-	-	2,952,000
Net proceeds from the sale of preferred and common stock	-	-	-	148,005,000
Net proceeds from dividend reinvestment plan	-	-	-	8,231,000
Preferred distribution requirements	-	-	-	(10,196,000)
Distributions to common shareholders/ noncontrolling interests	(3,566,000)	(209,000)	(3,775,000)	(21,524,000)
Conversion of OP Units into common stock	-	(194,000)	(194,000)	209,000
Reallocation adjustment of limited partners' interest	-	(657,000)	(657,000)	1,010,000
Balance, December 31, 2010	$ 62,050,000	$ 6,355,000	$ 68,405,000	$ 698,471,000

See accompanying notes to consolidated financial statements.

CEDAR SHOPPING CENTERS, INC.
Consolidated Statements of Cash Flows

	Years ended December 31,		
	2010	2009	2008
Cash flow from operating activities:			
Net (loss) income	$ (44,184,000)	$ (17,011,000)	20,798,000
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Non-cash provisions:			
Equity in income of unconsolidated joint ventures	(484,000)	(1,098,000)	(956,000)
Distributions from unconsolidated joint ventures	819,000	921,000	834,000
Impairments	2,493,000	23,636,000	-
Terminated projects	1,302,000	3,094,000	463,000
Impairments - discontinued operations	39,527,000	3,559,000	-
Gain on sales of real estate	(170,000)	(1,078,000)	-
Straight-line rents	(1,854,000)	(2,874,000)	(2,876,000)
Provision for doubtful accounts	3,952,000	-	-
Depreciation and amortization	46,464,000	55,391,000	50,013,000
Amortization of intangible lease liabilities	(9,154,000)	(13,522,000)	(14,409,000)
Amortization/market price adjustments relating to stock-based compensation	2,979,000	2,433,000	1,099,000
Amortization and accelerated write-off of deferred financing costs	8,109,000	3,648,000	1,790,000
Increases/decreases in operating assets and liabilities:			
Rents and other receivables, net	(3,566,000)	(2,555,000)	1,822,000
Joint venture settlements	(995,000)	-	-
Prepaid expenses and other	(2,029,000)	(5,168,000)	153,000
Accounts payable and accrued expenses	(1,507,000)	2,566,000	2,084,000
Net cash provided by operating activities	41,702,000	51,942,000	60,815,000
Cash flow from investing activities:			
Expenditures for real estate and improvements	(30,155,000)	(108,300,000)	(131,874,000)
Net proceeds from sales of real estate	2,661,000	6,752,000	-
Net proceeds from transfers to unconsolidated joint venture, less cash at dates of transfer	31,013,000	32,089,000	-
Investments in and advances to unconsolidated joint ventures	(51,441,000)	(350,000)	(1,097,000)
Distributions of capital from unconsolidated joint venture	21,502,000	-	-
Increase in other receivables	(2,563,000)	-	-
Construction escrows and other	(851,000)	(217,000)	(965,000)
Purchase of consolidated joint venture minority interest	-	-	(17,454,000)
Net cash used in investing activities	(29,834,000)	(70,026,000)	(151,390,000)
Cash flow from financing activities:			
Net (repayments)/advances (to)/from revolving credit facilities	(125,088,000)	(46,805,000)	114,050,000
Proceeds from mortgage financings	26,984,000	60,950,000	106,738,000
Mortgage repayments	(20,944,000)	(18,203,000)	(93,317,000)
Payments of debt financing costs	(2,025,000)	(9,973,000)	(5,062,000)
Termination payment related to interest rate swaps	(5,476,000)	-	-
Noncontrolling interests:			
Contributions from consolidated joint venture minority interests, net	-	12,212,000	6,383,000
Distributions to consolidated joint venture minority interests	(3,566,000)	(3,905,000)	(3,427,000)
Redemption of Operating Partnership Units	(3,443,000)	-	(122,000)
Distributions to limited partners	(654,000)	(227,000)	(1,822,000)
Net proceeds from the sales of preferred and common stock	141,248,000	40,890,000	-
Exercise of warrant	10,000,000	-	-
Preferred stock distributions	(9,457,000)	(7,876,000)	(7,877,000)
Distributions to common shareholders	(22,445,000)	(5,046,000)	(40,027,000)
Proceeds from standby equity advance not settled	-	5,000,000	-
Net cash (used in) provided by financing activities	(14,866,000)	27,017,000	75,517,000
Net (decrease) increase in cash and cash equivalents	(2,998,000)	8,933,000	(15,058,000)
Cash and cash equivalents at beginning of period	17,164,000	8,231,000	23,289,000
Cash and cash equivalents at end of period	$ 14,166,000	$ 17,164,000	8,231,000

See accompanying notes to consolidated financial statements.

Note 1. Organization and Basis of Preparation

Cedar Shopping Centers, Inc. (the "Company") was organized in 1984 and elected to be taxed as a real estate investment trust ("REIT") in 1986. The Company focuses primarily on ownership, operation, development and redevelopment of supermarket-anchored shopping centers predominantly in mid-Atlantic and Northeast coastal states. At December 31, 2010, the Company owned and managed 115 operating properties, including 21 properties in a managed unconsolidated joint venture.

Cedar Shopping Centers Partnership, L.P. (the "Operating Partnership") is the entity through which the Company conducts substantially all of its business and owns (either directly or through subsidiaries) substantially all of its assets. At December 31, 2010 the Company owned a 97.9% economic interest in, and was the sole general partner of, the Operating Partnership. The limited partners' interest in the Operating Partnership (2.1% at December 31, 2010) is represented by Operating Partnership Units ("OP Units"). The carrying amount of such interest is adjusted at the end of each reporting period to an amount equal to the limited partners' ownership percentage of the Operating Partnership's net equity. The approximately 1.4 million OP Units outstanding at December 31, 2010 are economically equivalent to the Company's common stock and are convertible into the Company's common stock at the option of the respective holders on a one-to-one basis.

As used herein, the "Company" refers to Cedar Shopping Centers, Inc. and its subsidiaries on a consolidated basis, including the Operating Partnership or, where the context so requires, Cedar Shopping Centers, Inc. only.

The consolidated financial statements include the accounts and operations of the Company, the Operating Partnership, its subsidiaries, and certain joint venture partnerships in which it participates. The Company consolidates all variable interest entities ("VIEs") for which it is the primary beneficiary. Generally, a VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) as a group, the holders of the equity investment at risk (i) lack the power to make decisions about the entity's activities that significantly impacts the entity's performance through voting or similar rights, (ii) have no obligation to absorb the expected losses of the entity, or (iii) have no right to receive the expected residual returns of the entity, or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. In January 2010, the Company adopted the updated accounting guidance for determining whether an entity is a VIE, which requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. The updated guidance requires an entity to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements. Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.

With respect to its 12 consolidated operating joint ventures, the Company has general partnership interests of 20% in nine properties, 40% in two properties and 50% in one property. As (i) such entities are not VIEs, and (ii) the Company is the sole general partner and exercises substantial operating control over these entities, the Company has determined that such entities should be consolidated for financial statement purposes. Current accounting guidance provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or similar entity in which it owns a minority interest.

The Company's three 60%-owned joint ventures for development projects in Limerick, Pottsgrove and Stroudsburg, Pennsylvania, are consolidated as they are deemed to be VIEs and the Company is the primary beneficiary in each case. At December 31, 2010, these VIEs owned real estate with a carrying value of $136.8 million. The assets of the consolidated VIEs can be used to settle obligations other than those of the consolidated VIEs. At that date, one of the VIEs had a property-specific mortgage loan payable aggregating $62.6 million, and the real estate owned by the other two VIEs partially collateralized the secured revolving development property credit facility to the extent of $28.1 million. Such obligations are guaranteed by, and are recourse to, the Company. For such development projects, the Company reviews the applicable budgets and provides supervisory support.

With respect to its unconsolidated joint ventures, the Company has a 20% interest in a joint venture with RioCan Real Estate Investment Trust of Toronto, Canada, a publicly-traded Canadian real estate investment trust ("RioCan") formed initially for the acquisition of seven shopping center properties owned by the Company; all seven properties had been transferred to the joint venture by May 2010. The accounting treatment presentation on the accompanying consolidated balance sheet is to reflect the Company's applicable carrying values as "real estate to be transferred to a joint venture" retroactively for all periods presented, whereas the accounting treatment presentation on the accompanying consolidated statement of operations is to reflect the results of the properties' operations through the respective dates of transfer in current operations and, prospectively following their transfer to the joint venture, as "equity in income (loss) of unconsolidated joint ventures". Although the Company provides management and other services, RioCan has significant management participation rights. The Company has determined that this joint venture is not a VIE and, accordingly, the Company accounts for its investment in this joint venture under the equity method.

In addition, the Company has a 76.3% limited partner's interest in a joint venture which owns a single-tenant office property in Philadelphia, Pennsylvania. The Company has no control over the entity, does not provide any management or other services to the entity, and has no substantial participating or "kick out" rights and, accordingly, the Company has determined that this joint venture is not a VIE. The Company accounts for its investment in this joint venture under the equity method.

At December 31, 2010, the Company had deposits of $0.8 million on four land parcels to be purchased for future development. Although each of the entities holding the deposits is considered a VIE, the Company has not consolidated any of them as the Company is not the primary beneficiary in each case.

Note 2. Summary of Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), which requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. Actual results could differ from these estimates.

The consolidated financial statements reflect certain reclassifications of prior period amounts to conform to the 2010 presentation, principally to reflect the sale and/or treatment as "held for sale" of certain operating properties and the treatment thereof as "discontinued operations". The reclassifications had no impact on previously-reported net income attributable to common shareholders or earnings per share.

Real Estate Investments and Discontinued Operations

Real estate investments are carried at cost less accumulated depreciation. The provision for depreciation is calculated using the straight-line method based upon the estimated useful lives of the respective assets of between 3 and 40 years. Depreciation expense amounted to $39.2 million, $42.8 million and $36.7 million for 2010, 2009 and 2008, respectively. Expenditures for betterments that substantially extend the useful lives of the assets are capitalized. Expenditures for maintenance, repairs, and betterments that do not substantially prolong the normal useful life of an asset are charged to operations as incurred, and amounted to $2.0 million, $2.1 million and $2.0 million for 2010, 2009 and 2008, respectively.

Upon the sale (or treatment as "held for sale") or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or impairment loss, if any, is reflected as discontinued operations. In addition, prior periods' financial statements would be reclassified to reflect the sold properties' operations as discontinued.

Real estate investments include costs of development and redevelopment activities, and construction in progress. Capitalized costs, including interest and other carrying costs during the construction and/or renovation periods, are included in the cost of the related asset and charged to operations through depreciation over the asset's estimated useful life. Interest and financing costs capitalized amounted to $2.5 million, $6.3 million and $6.7 million for 2010, 2009 and 2008, respectively. A variety of costs are incurred in the acquisition, development and leasing of a property, such as pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs, and other costs incurred during the period of development. After a determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. The Company ceases capitalization on the portions substantially completed and occupied, or held available for occupancy, and capitalizes only those costs associated with the portions under development. The Company considers a construction project to be substantially completed and held available for occupancy upon the completion of tenant improvements, but not later than one year from cessation of major construction activity.

Management reviews each real estate investment for impairment whenever events or circumstances indicate that the carrying value of a real estate investment may not be recoverable. The review of recoverability is based on an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If an impairment event exists due to the projected inability to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds estimated fair value. Real estate investments held for sale are carried at the lower of their respective carrying amounts or estimated fair values, less costs to sell. Depreciation and amortization are suspended during the periods held for sale.

In connection with the Cedar/RioCan joint venture transactions, the Company recorded net impairment charges of $2.5 million and $23.6 million, respectively, in 2010 and 2009. Such charges were based on a comparison of the arms-length negotiated transfer amounts set forth in the contract with the carrying values of the properties transferred. The accounting treatment presentation on the accompanying consolidated statements of operations is to reflect the results of the properties' operations through the respective dates of transfers in current operations and, prospectively following their transfer to the joint venture, as "equity in income of unconsolidated joint ventures". Accordingly, the accompanying statement of operations includes revenues prior to the properties being transferred to the Cedar/RioCan joint venture in the amounts of $3.3 million, $18.6 million and $17.7 million, respectively, for 2010, 2009 and 2008.

During 2010, the Company wrote off costs incurred in prior years for (i) a potential development project in Williamsport, Pennsylvania that the Company determined would not go forward ($1.3 million), (ii) costs incurred related to the acquisition of a single-tenant office property located in Philadelphia, Pennsylvania ($0.3 million), and (iii) the costs primarily associated with a cancelled acquisition ($0.1 million). In 2010, the Company incurred fees to its investment advisor as it relates to the Cedar/RioCan joint venture ($2.7 million).

During 2009, the Company wrote off costs incurred in prior years for (i) potential development projects in Milford, Delaware and Ephrata, Pennsylvania that the Company determined would not go forward (an aggregate of $2.8 million), and (ii) costs incurred related to the acquisitions of San Souci Plaza and New London Mall (net of minority interest share) and the costs primarily associated with a cancelled acquisition (an aggregate of $1.5 million).

During 2010 and 2009, the Company sold, or has treated as "held for sale", 28 of its properties (including a number of drug store/convenience centers), located in Ohio, Pennsylvania, Maryland, New York and Connecticut. In connection therewith, net impairment charges of $39.5 million and $3.6 million were recorded in 2010 and 2009, respectively.

Conditional asset retirement obligation

A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the Company. The Company would record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. Environmental studies conducted at the time of acquisition with respect to all of the Company's properties did not reveal any material environmental liabilities, and the Company is unaware of any subsequent environmental matters that would have created a material liability. The Company believes that its properties are currently in material compliance with applicable environmental, as well as non-environmental, statutory and regulatory requirements. There were no conditional asset retirement obligation liabilities recorded by the Company during the three years ended December 31, 2010.

Fair Value Measurements

The fair value measurement accounting guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or

liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible while also considering counterparty credit risk in the assessment of fair value. Financial liabilities measured at fair value in the consolidated financial statements consist of interest rate swaps. The fair values of interest rate swaps are determined using widely accepted valuation techniques, including discounted cash flow analysis, on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs"). The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of December 31, 2010, that the fair value associated with the "significant unobservable inputs" relating to the Company's risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon "significant other observable inputs". Nonfinancial assets and liabilities measured at fair value in the consolidated financial statements consist of real estate to be transferred to a joint venture and real estate held for sale- discontinued operations.

The following tables show the hierarchy for those assets measured at fair value on a non-recurring basis as of December 31, 2010 and 2009, respectively:

	Assets Measured at Fair Value on a Non Recurring Basis December 31, 2010			
Asset Description	Level 1	Level 2	Level 3	Total
Real estate held for sale	$ -	$ 22,773,000	$ 47,186,000	$ 69,959,000

	Assets Measured at Fair Value on a Non Recurring Basis December 31, 2009				
Asset Description	Level 1	Level 2	Level 3	Total	
Real estate held for sale	$ -	$ 11,598,000	$ -	$ 11,598,000	(a)
Real estate to be transferred to a joint venture	-	139,743,000	-	139,743,000	
	$ -	$ 151,341,000	$ -	$ 151,341,000	

(a) Excludes $116.2 million of properties valued at cost as of December 31, 2009, which were subsequently treated as real estate held for sale during 2010 and recorded at fair value.

The carrying amounts of cash and cash equivalents, restricted cash, rents and other receivables, other assets, accounts payable and accrued expenses approximate fair value. The valuation of the liability for the Company's interest rate swaps ($1.6 million and $5.9 million at December 31, 2010 and 2009, respectively), which is measured on a recurring basis, was determined to be a Level 2 within the valuation hierarchy, and was based on independent values provided by financial institutions. The valuations of the assets for the Company's real estate to be transferred to a joint venture and real estate held for sale – discontinued operations, which is measured on a nonrecurring basis, have been determined to be (i) a Level 2 within the valuation hierarchy, based on the respective contracts of transfer and/or sale or (ii) Level 3 within the valuation hierarchy, where applicable, based on estimated sales prices determined by discounted cash flow analyses and/or appraisals if no contract amounts were as yet being negotiated. The discounted cash flow analyses included all estimated cash inflows and outflows over a specific holding period and where applicable, any estimated debt premiums. These cash flows were comprised of unobservable inputs which included contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth. Capitalization rates and discount rates utilized in these analyses were based upon observable rates that the Company believed to be within a reasonable range of current market rates for the respective properties.

The fair value of the Company's fixed rate mortgage loans was estimated using available market information and discounted cash flows analyses based on borrowing rates the Company believes it could obtain with similar terms and maturities. As of December 31, 2010 and 2009, the aggregate fair values of the Company's fixed rate mortgage loans were approximately $595.3 million and $547.5 million, respectively; the carrying values of such loans were $591.1million and $572.7 million, respectively, at those dates.

Intangible Lease Asset/Liability

The Company allocates the fair value of real estate acquired to land, buildings and improvements. In addition, the fair value of in-place leases is allocated to intangible lease assets and liabilities.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management's determination of the relative fair values of these assets. In valuing an acquired property's intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, such as real estate taxes, insurance, other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on its evaluation of current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

The values of acquired above-market and below-market leases are recorded based on the present values (using discount rates which reflect the risks associated with the leases acquired) of the differences between the contractual amounts to be received and management's estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of the acquisitions. Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal period(s). The fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions. The values of above-market leases are amortized to rental income over the terms of the respective non-cancelable lease periods. The portion of the values of below-market leases associated with the original non-cancelable lease terms are amortized to rental income over the terms of the respective non-cancelable lease periods. The portion of the values of the leases associated with below-market renewal options that are likely of exercise are amortized to rental income over the respective renewal periods. The value of other intangible assets (including leasing commissions, tenant improvements, etc.) is amortized to expense over the applicable terms of the respective leases. If a lease were to be terminated prior to its stated expiration or not renewed, all unamortized amounts relating to that lease would be recognized in operations at that time.

With respect to the Company's acquisitions, the fair values of in-place leases and other intangibles have been allocated to the intangible asset and liability accounts. Such allocations are preliminary and are based on information and estimates available as of the respective dates of acquisition. As final information becomes available and is refined, appropriate adjustments are made to the purchase price allocations, which are finalized within twelve months of the respective dates of acquisition.

Total unamortized intangible lease liabilities relate primarily to below-market leases, and amounted to $46.5 million and $52.1 million at December 31, 2010 and 2009, respectively.

As a result of recording the intangible lease assets and liabilities, (i) revenues were increased by $8.3 million, $12.8 million and $13.3 million for 2010, 2009 and 2008, respectively, relating to the amortization of intangible lease liabilities, and (ii) depreciation and amortization expense was increased correspondingly by $10.1 million, $12.7 million and $13.0 million for 2010, 2009 and 2008, respectively.

The unamortized balance of intangible lease liabilities at December 31, 2010 is net of accumulated amortization of $56.1 million, and will be credited to future operations through 2043 as follows:

2011	$ 6,632,000
2012	5,910,000
2013	5,343,000
2014	4,872,000
2015	3,769,000
Thereafter	19,961,000
	$ 46,487,000

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than ninety days, and include cash at consolidated joint ventures of $6.7 million and $7.4 million at December 31, 2010 and 2009, respectively.

Restricted Cash

The terms of several of the Company's mortgage loans payable require the Company to deposit certain replacement and other reserves with its lenders. Such "restricted cash" is generally available only for property-level requirements for which the reserves have been established, is not available to fund other property-level or Company-level obligations.

Rents and Other Receivables

Management has determined that all of the Company's leases with its various tenants are operating leases. Rental income with scheduled rent increases is recognized using the straight-line method over the respective non-cancelable terms of the leases. The aggregate excess of rental revenue recognized on a straight-line basis over the contractual base rents is included in straight-line rents on the consolidated balance sheet. Leases also generally contain provisions under which the tenants reimburse the Company for a portion of property operating expenses and real estate taxes incurred, generally attributable to their respective allocable portions of GLA. Such income is recognized in the periods earned. In addition, a limited number of operating leases contain contingent rent provisions under which tenants are required to pay, as additional rent, a percentage of their sales in excess of a specified amount. The Company defers recognition of contingent rental income until those specified sales targets are met. Other contingent fees are recognized when earned.

The Company must make estimates as to the collectability of its accounts receivable related to base rent, straight-line rent, percentage rent, expense reimbursements and other revenues. When management analyzes accounts receivable and evaluates the adequacy of the allowance for doubtful accounts, it considers such things as historical bad debts, tenant creditworthiness, current economic trends, current developments relevant to a tenant's business specifically and to its business category generally, and changes in tenants' payment patterns. The allowance for doubtful accounts was $5.4 million and $5.3 million at December 31, 2010 and 2009, respectively. The provision for doubtful accounts (included in operating, maintenance and management expenses) was $3.3 million, $2.5 million and $1.1 million in 2010, 2009 and 2008, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in excess of insured amounts and tenant receivables. The Company places its cash and cash equivalents with high quality financial institutions. Management performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits and/or suitable guarantees.

Giant Food Stores, LLC ("Giant Foods"), which is owned by Ahold N.V., a Netherlands corporation, accounted for approximately 14%, 13% and 13% of the Company's total revenues in 2010, 2009 and 2008, respectively. Giant Foods, in combination with Stop & Shop, Inc., which is also owned by Ahold N.V., accounted for approximately 17%, 17% and 17% of the Company's total revenues in 2010, 2009 and 2008, respectively. On February 15, 2011, Homburg Invest Inc., our co-venturer in nine supermarket anchored shopping centers, initiated a "buy/sell" option. Of the nine supermarket- anchored shopping centers, the Company, pursuant to the transaction initiated by Homburg Invest Inc. has elected to sell eight of such properties of which six are anchored by Giant Food Stores

Total revenues from properties located in Pennsylvania, Massachusetts and Connecticut as a percentage of consolidated total revenues are as follows for 2010, 2009 and 2008, respectively:

State	2010	2009	2008
Pennsylvania	51.9%	49.0%	51.1%
Massachusetts	9.5%	14.2%	15.2%
Connecticut	8.9%	11.7%	8.7%

Other Assets

Other assets at December 31, 2010 and 2009 are comprised of the following:

	December 31, 2010	December 31, 2009
Prepaid expenses	$ 5,258,000	$ 5,279,000
Cumulative mark-to-market adjustments related to stock-based compensation	2,101,000	2,100,000
Property deposits	1,792,000	1,430,000
Other	525,000	507,000
	$ 9,676,000	$ 9,316,000

Deferred Charges, Net

Deferred charges at December 31, 2010 and 2009 are net of accumulated amortization and are comprised of the following:

	December 31,	
	2010	2009
Lease origination costs (i)	$ 16,117,000	$ 16,295,000
Financing costs (ii)(iii)	10,837,000	16,573,000
Other	1,551,000	1,707,000
	$ 28,505,000	$ 34,575,000

(i) Lease origination costs include the unamortized balance of intangible lease assets resulting from purchase accounting allocations of $7.7 million and $8.7 million, respectively.

(ii) Financing costs are incurred in connection with the Company's credit facilities and other long-term debt.

(iii) On September 13, 2010, the Company elected to reduce the total commitments under its secured revolving stabilized property credit facility by $100.0 million. In this connection, the Company accelerated the write-off of approximately $2.6 million of deferred financing costs

Deferred charges are amortized over the terms of the related agreements. Amortization expense related to deferred charges (including amortization of deferred financing costs included in non-operating income and expense) amounted to $11.0 million, $6.9 million and $4.9 million for 2010, 2009 and 2008, respectively. The unamortized balances of deferred lease origination costs and deferred financing costs are net of accumulated amortization of $15.0 million and $20.3 million, respectively, and will be charged to future operations as follows (lease origination costs through 2033, and financing costs through 2029):

	Lease origination costs	Financing costs
Non-amortizing (i)	$ 373,000	$ 68,000
2011	2,552,000	4,764,000
2012	2,209,000	3,492,000
2013	1,974,000	874,000
2014	1,601,000	518,000
2015	1,278,000	328,000
Thereafter	6,130,000	793,000
	$ 16,117,000	$ 10,837,000

(i) Represents (a) lease origination costs applicable to leases with commencement dates beginning after December 31, 2010 and (b) financing costs applicable to commitment fees/deposits relating to mortgage loans payable concluded after December 31, 2010.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). A REIT will generally not be subject to federal income taxation on that portion of its income that qualifies as REIT taxable income, to the extent that it distributes at least 90% of such REIT taxable income to its shareholders and complies with certain other requirements. As of December 31, 2010, the Company was in compliance with all REIT requirements.

The Company follows a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited. The Company has not identified any uncertain tax positions which would require an accrual.

Derivative Financial Instruments

The Company occasionally utilizes derivative financial instruments, principally interest rate swaps, to manage its exposure to fluctuations in interest rates. The Company has established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instruments. Derivative financial instruments must be effective in reducing the Company's interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative financial instrument matures or is settled. Any derivative financial instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income. The Company has not entered into, and does not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, the Company has a policy of entering into derivative contracts only with major financial institutions. On January 20, 2010, the Company paid approximately $5.5 million to terminate interest rate swaps applicable to the financing for its development joint venture project in Stroudsburg, Pennsylvania.

As of December 31, 2010, the Company believes it has no significant risk associated with non-performance of the financial institutions which are the counterparties to its derivative contracts. Additionally, based on the rates in effect as of December 31, 2010, if a counterparty were to default, the Company would receive a net interest benefit. At December 31, 2010, the Company had approximately $20.1 million of mortgage loans payable subject to interest rate swaps. Such interest rate swaps converted LIBOR-based variable rates to fixed annual rates of 5.4% and 6.5% per annum. At that date, the Company had accrued liabilities of $1.6 million (included in accounts payable and accrued expenses on the consolidated balance sheet) relating to the fair value of interest rate swaps applicable to existing mortgage loans payable. Charges and/or credits relating to the changes in fair values of such interest rate swaps are made to accumulated other comprehensive (loss) income, noncontrolling interests (minority interests in consolidated joint ventures and limited partners' interest), or operations (included in interest expense), as appropriate.

The following is a summary of the derivative financial instruments held by the Company at December 31, 2010 and 2009:

Designation/ Cash flow	Derivative	Count	Notional values December 31, 2010	Count	Notional values December 31, 2009	Expiration dates	Balance sheet location	Fair value December 31, 2010	Fair value December 31, 2009
Non-qualifying	Interest	-	$ -	1	$ 23,891,000	2011	Accounts payable and	$ -	$ 1,297,000
Qualifying	rate swaps	2	$ 20,094,000	8	$ 56,925,000	2010 - 2020	accrued expenses	$ 1,642,000	$ 4,655,000

The following presents the effect of the Company's derivative financial instruments on the consolidated statements of operations and the consolidated statements of equity for 2010, 2009 and 2008, respectively:

Designation/ Cash flow	Derivative	Amount of gain (loss) recognized in other comprehensive (loss) income (effective portion) — Years ended December 31, 2010	2009	2008
Non-qualifying	Interest rate	$ -	$ 106,000	$ -
Qualifying	swaps	$ (414,000)	$ 4,237,000	$ (7,785,000)

The above table does not include amortization and adjustments related to the terminated Strousburg swap.

Designation/ Cash flow	Derivative	Amount of gain (loss) recognized in interest expense (ineffectve portion) — 2010	2009	2008
Non-qualifying	Interest rate	$ -	$ 107,000	$ -
Qualifying	swaps	$ -	$ 67,000	$ (223,000)

Limited Partners Interest In Operating Partnership (Mezz OP Units)

The Company follows the accounting guidance related to noncontrolling interests in consolidated financial statements, which clarifies that a noncontrolling interest in a subsidiary (minority interests or certain limited partners' interest, in the case of the Company), subject to the classification and measurement of redeemable securities, is an ownership interest in a consolidated entity which should be reported as equity in the parent company's consolidated financial statements. The guidance requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. The Company classifies the balances related to minority interests in consolidated joint ventures and limited partners' interest in the Operating Partnership into the consolidated equity accounts, as appropriate (certain non-controlling interests of the Company are classified in the mezzanine section of the balance sheet (the "Mezz OP Units") as such Mezz OP Units do not meet the requirements for equity classification, since certain of the holders of OP Units have registration rights that provide such holders with the right to demand registration under the federal securities laws of the common stock of the Company issuable upon conversion of such OP Units). The Company adjusts the carrying value of the Mezz OP Units each period to equal the greater of its historical carrying value or its redemption value. Through December 31, 2010, there have been no cumulative net adjustments recorded to the carrying amounts of the Mezz OP Units.

Included below is a rollforward analysis of the activity relating to the Mezz OP Units:

	2010	2009
Balance at beginning of period	$ 12,638,000	$ 14,257,000
Net loss	(640,000)	(551,000)
Unrealized (loss) gain on change in fair value of cash flow hedges	(18,000)	117,000
Total other comprehensive loss	(658,000)	(434,000)
Distributions	(266,000)	(247,000)
Redemption and reallocations of OP Units	(4,661,000)	(938,000)
Balance, December 31	$ 7,053,000	$ 12,638,000

Earnings/Dividends Per Share

Basic earnings per share ("EPS") is computed by dividing net (loss) income attributable to the Company's common shareholders by the weighted average number of common shares outstanding for the period (including restricted shares and shares held by Rabbi Trusts as these are participating securities). Fully-diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into shares of common stock. The calculation of the number of such additional shares related to the warrants issued to RioCan prior to exercise was 19,000 for 2010; however such amount was anti-dilutive as the Company reported a net loss for that year. The calculation of the number of such additional shares related to the RioCan and other warrants and stock options was anti-dilutive for 2009 and 2008. Fully-dilutive EPS was the same as basic EPS for all periods.

Dividends to common shareholders in 2010, 2009 and 2008 were $17,749,000 ($0.2700 per share), $9,742,000 ($0.2025 per share), and $40,027,000 ($0.9000 per share), respectively.

Stock-Based Compensation

The Company's 2004 Stock Incentive Plan (the "Incentive Plan") establishes the procedures for the granting of incentive stock options, stock appreciation rights, restricted shares, performance units and performance shares. The maximum number of shares of the Company's common stock that may be issued pursuant to the Incentive Plan is 2,750,000, and the maximum number of shares that may be granted to a participant in any calendar year may not exceed 250,000. Substantially all grants issued pursuant to the Incentive Plan are "restricted stock grants" which specify vesting (i) upon the third anniversary of the date of grant for time-based grants, or (ii) upon the completion of a designated period of performance for performance-based grants and satisfaction of the performance criteria. The shares granted in March 2010 in connection with the Company's performance-based target bonus compensation arrangements for 2009 will vest one year from the date of grant. Time-based grants are valued according to the market price for the Company's common stock at the date of grant. For performance-based grants, the Company generally engages an independent appraisal company to determine the value of the shares at the date of grant, taking into account the underlying contingency risks associated with the performance criteria.

In October 2006, the Company issued 35,000 shares of common stock as performance-based grants, which were to vest if the total annual return on an investment in the Company's common stock ("TSR") over the three-year period ended December 31, 2008 was equal to, or greater than, an average of 8% per year. The independent appraisal determined the value of the performance-based shares to be $12.07 per share, compared to a market price at the date of grant of $16.49 per share. With respect to the awards granted in 2006, the Company did not attain an average 8% TSR for such three-year period as provided by the Incentive Plan for vesting. However, the Compensation Committee of the Company's Board of Directors took into account (1) that factors outside of the Company's control resulted in the failure to achieve the requisite return, and (2) that the Company had outperformed its peer group during such three-year period. Accordingly, the Committee believed that it was appropriate to vest some of the awards and allowed 40% of the awards, or an aggregate of 14,000 shares, to vest. The decision had no impact on the Company's results of operations.

In February 2007, the Company issued 37,000 shares of common stock as performance-based grants, which were to vest if the TSR over the three-year period ended December 31, 2009 was equal to, or greater than, an average of 8% per year. The independent appraisal determined the value of the performance-based shares to be $10.09 per share, compared to a market price at the date of grant of $16.45 per share. With respect to the awards granted in 2007, the Company did not attain an average 8% TSR for such three-year period as provided by the Incentive Plan for vesting and, accordingly, none of these shares vested.

In January 2008 and June 2008, the Company issued 53,000 shares and 7,000 shares of common stock, respectively, as performance-based grants, which were to vest if the TSR over the three-year period ended December 31, 2010 was equal to, or greater than, an average of 8% per year. The independent appraisal determined the value of the January 2008 performance-based shares to be $6.05 per share, compared to a market price at the date of grant of $10.07 per share; similar methodology determined the value of the June 2008 performance-based shares to be $10.31 per share, compared to a market price at the date of grant of $12.13 per share. With respect to the awards granted in 2008, the Company did not attain an average 8% TSR for such three-year period as provided by the Incentive Plan for vesting and, accordingly, none of these shares vested.

In January 2009, the Company issued 218,000 shares of common stock as performance-based grants, based on the TSR over the three-year period ending December 31, 2011, with 75% to vest if such TSR is equal to, or greater than an average of 6% TSR per year on the Company's common stock, and 25% to vest based on a comparison of TSR for such three years to the Company's peer group. The independent appraisal determined the values of the performance-based shares to be $5.44 and $6.48 per share, respectively, compared to a market price at the date of grant of $7.02 per share.

In January 2010, the Company issued 227,000 shares of common stock as performance-based grants. As modified in September 2010, one-half of these amounts will vest upon the satisfaction of the following conditions: (a) if the TSR on the Company's common stock is at least an average of 6% per year for the three years ending December 31, 2012, and (b) if there is a positive comparison of TSR on the Company's common stock to the median of the TSR for the Company's peer group for the three years ending December 31, 2012. The independent appraisal determined the values of the category (a) and (b) performance-based shares to be $4.56 per share and $6.00 per share, respectively, compared to a market price at the date of grant of $6.70 per share. In September 2010, the Company issued 3,000 shares of performance-based grants which will vest the same as the January 2010 grants. The Company has valued these shares at the market price of $6.17 per share on the date of grant.

The additional restricted shares issued during 2010, 2009 and 2008 were time-based grants, and amounted to 279,000 shares, 397,000 shares and 187,000 shares, respectively. The value of all grants is being amortized on a straight-line basis over the respective vesting periods (irrespective of achievement of the performance grants) adjusted, as applicable, for fluctuations in the market value of the Company's common stock and forfeiture assumptions. Those grants of restricted shares that are transferred to Rabbi Trusts are classified as treasury stock on the Company's consolidated balance sheet. The following table sets forth certain stock-based compensation information for 2010, 2009 and 2008, respectively:

	Years ended December 31,		
	2010	2009	2008
Restricted share grants	509,000	615,000	247,000
Average per-share grant price	$ 6.54	$ 4.95	$ 9.39
Recorded as deferred compensation, net	$ 3,267,000	$ 3,032,000	$ 2,306,000
Charged to operations:			
Amortization relating to stock-based compensation	$ 3,260,000	$ 2,921,000	$ 2,389,000
Adjustments to reflect changes in market price of Company's common stock	(281,000)	(488,000)	(1,290,000)
Total charged to operations	$ 2,979,000	$ 2,433,000	$ 1,099,000
Non-vested shares:			
Non-vested, beginning of period	980,000	508,000	380,000
Grants	509,000	615,000	247,000
Vested during period	(148,000)	(104,000)	(97,000)
Forfeitures/cancellations	(61,000)	(39,000)	(22,000)
Non-vested, end of period	1,280,000	980,000	508,000
Average value of non-vested shares (based on grant price)	$ 6.28	$ 7.54	$ 12.27
Weighted average price of the awards forfeited	$ 6.58	$ 9.99	$ 12.02
Value of shares vested during the period (based on grant price)	$ 2,282,000	$ 1,496,000	$ 1,365,000

At December 31, 2010, 1.1 million shares remained available for grants pursuant to the Incentive Plan, and $2.9 million remained as deferred compensation, to be amortized over various periods ending in September 2013.

During 2001, pursuant to the 1998 Stock Option Plan (the "Option Plan"), the Company granted to the then directors options to purchase an aggregate of approximately 13,000 shares of common stock at $10.50 per share, the market value of the Company's common stock on the date of the grant. The options are fully exercisable and expire on July 11, 2011. In connection with the adoption of the Incentive Plan, the Company agreed that it would not grant any more options under the Option Plan.

In connection with an acquisition of a shopping center in 2002, the Operating Partnership issued warrants to purchase approximately 83,000 OP Units to a then minority interest partner in the property. Such warrants have an exercise price of $13.50 per unit, subject to certain anti-dilution adjustments, are fully vested, and expire on May 31, 2012.

401(k) Retirement Plan

The Company has a 401(k) retirement plan (the "Plan"), which permits all eligible employees to defer a portion of their compensation under the Code. Pursuant to the provisions of the Plan, the Company may make discretionary contributions on behalf of eligible employees. The Company made contributions to the Plan of $266,000, $248,000 and $243,000 in 2010, 2009 and 2008, respectively.

Supplemental consolidated statement of cash flows information

	Years ended December 31,		
	2010	2009	2008
Supplemental disclosure of cash activities:			
Interest paid	$ 46,247,000	$ 50,413,000	49,006,000
Supplemental disclosure of non-cash activities:			
Additions to deferred compensation plans	3,267,000	3,032,000	2,306,000
Assumption of mortgage loans payable - acquisitions	(12,967,000)	(54,565,000)	(34,631,000)
Assumption of mortgage loans payable - disposition	12,358,000	9,932,000	-
Conversion of OP Units into common stock	403,000	131,000	68,000
Issuance of warrants	-	1,643,000	-
Issuance of non-interest bearing purchase money mortgage (b)	-	-	(13,851,000)
Assumption of interest rate swap liabilities	-	-	(2,288,000)
Purchase accounting allocations:			
Intangible lease liabilities	(2,600,000)	(3,215,000)	(4,636,000)
Intangible lease assets	-	7,057,000	10,301,000
Net valuation decrease in assumed mortgage loan payable (a)	-	1,649,000	143,000
Other non-cash investing and financing activities:			
Accrued interest rate swap liabilities	(1,166,000)	4,638,000	(8,206,000)
Accrued real estate improvement costs	(2,849,000)	(7,868,000)	8,407,000
Accrued construction escrows	(373,000)	(1,006,000)	(479,000)
Accrued financing costs and other	(763,000)	(22,000)	(26,000)
Capitalization of deferred financing costs	652,000	1,486,000	988,000
Deconsolidation of properties transferred to joint venture:			
Real estate, net	139,743,000	42,829,000	-
Mortgage loans payable	(94,018,000)	-	-
Other assets/liabilties, net	(3,574,000)	1,277,000	-
Investment in and advances to unconsolidated joint venture	9,423,000	8,610,000	-

(a) The net valuation decrease in an assumed mortgage loan payable resulted from adjusting the contract rate of interest (4.9% per annum) to a market rate of interest (6.1% per annum).

(b) A $14,575,000 non-interest bearing mortgage was issued in connection with a purchase of land, and was valued at a net amount of $13,851,000. This reflected a valuation decrease of $724,000 to a market rate of 9.25% per annum.

Recently-Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance on fair value measurements and disclosures, which requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy.

The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010, and for the respective interim periods within those years. The adoption of that portion of the guidance that became effective on January 1, 2010 did not have a material effect on the consolidated financial statements; the Company does not expect the adoption of that portion of the guidance which becomes effective on January 1, 2011 to have a material effect on the consolidated financial statements.

Note 3. Real Estate/Discontinued Operations/Investment in Cedar/RioCan Joint Venture

Real estate at December 31, 2010 and 2009 is comprised of the following:

	Years ended December 31,	
	2010	2009
Cost		
Balance, beginning of year (a)	$ 1,555,638,000	$ 1,422,563,000
Properties acquired	13,375,000	73,152,000
Improvements and betterments	23,207,000	66,070,000
Write-off of fully-depreciated assets	(910,000)	(6,147,000)
Balance, end of the year	$ 1,591,310,000	$ 1,555,638,000
Accumulated depreciation		
Balance, beginning of the year (a)	$ (151,144,000)	$ (114,516,000)
Depreciation expense	(39,227,000)	(42,775,000)
Write-off of fully-depreciated assets	910,000	6,147,000
Balance, end of the year	$ (189,461,000)	$ (151,144,000)
Net book value	$ 1,401,849,000	$ 1,404,494,000

(a) Restated to reflect the reclassifications of properties treated as discontinued operations

Real estate net book value at December 31, 2010 and 2009 included projects under development and land held for expansion and/or future development of $73.9 million and $128.7 million, respectively.

Wholly-owned properties

On October 19, 2010, the Company acquired a single-tenant office property adjacent to the Company's 76.3%-owned joint venture property in Philadelphia, Pennsylvania (with the same tenant). The closing required cash of approximately $2.5 million (principally the funding of lender escrows) and the assumption of a $13.0 million first mortgage loan, bearing interest at 6.5% per annum and maturing in 2012.

At December 31, 2010, a substantial portion of the Company's real estate was pledged as collateral for mortgage loans payable and the secured revolving credit facilities, as follows:

Description		Net book value
Collateral for mortgage loans payable	$	935,795,000
Collateral for revolving credit facilities		453,252,000
Unencumbered properties		12,802,000
Total	$	1,401,849,000

Discontinued operations

During 2010 and 2009, the Company sold, or has treated as "held for sale", 28 of its properties (including a number of drug store/convenience centers). The carrying values of the assets and liabilities of these properties, principally the net book values of the real estate and the related mortgage loans payable, have been reclassified as "held for sale" on the Company's consolidated balance sheets at December 31, 2010 and 2009. In addition, the properties' results of operations have been classified as "discontinued operations" for all periods presented.

The following table summarizes information relating to the Company's properties which were sold, or treated as "held for sale", during 2010 and 2009:

Cedar Shopping Centers, Inc.
Notes to Consolidated Financial Statements
December 31, 2010

				Mortgage loans payable			
		Property carrying value		Maturity	Int.	Financial statement carrying value	
Property Description	State	Dec. 31, 2010	Dec. 31, 2009	date	rate	Dec. 31, 2010	Dec. 31, 2009
Centerville Discount Drug Mart Plaza	OH	$ 2,481,000	$ 5,955,000	May 2015	5.2%	$ 2,743,000	$ 2,794,000
Clyde Discount Drug Mart Plaza	OH	2,287,000	3,533,000	May 2015	5.2%	1,903,000	1,939,000
Columbia Mall	PA	10,774,000	19,437,000	-	-	-	-
Enon Discount Drug Mart Plaza	OH	4,598,000	5,224,000	-	-	-	-
Fairfield Plaza	CT	10,150,000	10,463,000	July 2015	5.0%	5,009,000	5,106,000
FirstMerit Bank at Cuyahoga Falls	OH	569,000	1,415,000	-	-	-	-
Gahanna Discount Drug Mart Plaza	OH	7,103,000	7,879,000	Nov 2016	5.8%	4,924,000	4,998,000
Grove City Discount Drug Mart Plaza	OH	2,911,000	5,897,000	-	-	-	-
Hilliard Discount Drug Mart Plaza	OH	2,627,000	5,968,000	-	-	-	-
Hills & Dales Discount Drug Mart Plaza	OH	3,263,000	3,640,000	-	-	-	-
Lodi Discount Drug Mart Plaza	OH	2,550,000	3,668,000	May 2015	5.2%	2,319,000	2,363,000
Mason Discount Drug Mart Plaza	OH	4,499,000	8,832,000	-	-	-	-
Ontario Discount Drug Mart Plaza	OH	2,534,000	3,962,000	May 2015	5.2%	2,141,000	2,181,000
Pickerington Discount Drug Mart Plaza	OH	3,532,000	6,379,000	Jul 2015	5.0%	4,072,000	4,150,000
Polaris Discount Drug Mart Plaza	OH	4,640,000	6,041,000	May 2015	5.2%	4,369,000	4,451,000
Shelby Discount Drug Mart Plaza	OH	1,925,000	3,469,000	May 2015	5.2%	2,141,000	2,181,000
Westlake Discount Drug Mart Plaza	OH	1,667,000	4,707,000	Dec 2016	5.6%	3,165,000	3,215,000
Carrolton Discount Drug Mart Plaza	OH	-	3,254,000	Dec 2016	5.6%	-	2,343,000
CVS Westfield (a)	NY	-	-	-	-	-	-
Dover Discount Drug Mart Plaza (a)	OH	-	-	-	-	-	-
Family Dollar at Zanesville	OH	-	368,000	-	-	-	-
Gabriel Brothers Plaza (a)	OH	-	-	-	-	-	-
Hudson Discount Drug Mart Plaza (a)	OH	-	-	-	-	-	-
Long Reach Village	MD	-	9,414,000	Mar 2014	5.7%	-	4,690,000
McDonalds/Waffle House at Medina (a)	OH	-	-	-	-	-	-
Pondside Plaza	NY	-	1,471,000	May 2015	5.6%	-	1,157,000
Powell Discount Drug Mart Plaza	OH	-	5,024,000	May 2015	5.2%	-	4,265,000
Staples at Oswego (a)	NY	-	-	-	-	-	-
		68,110,000	126,000,000			32,786,000	45,833,000
Development Land Parcel	PA	1,849,000	1,849,000	-	-	-	-
		$ 69,959,000	$ 127,849,000			$ 32,786,000	$ 45,833,000

(a) Properties were sold during 2009, therefore there was no property carrying value as of December 31, 2009

During the recent volatile economic environment, which commenced in 2008, the Company's properties in Ohio, principally drugstore-anchored centers, were disproportionately impacted, relative to the Company's other properties, by continuing unemployment and adverse economic conditions attributable in large part to the decline in automobile production and sales which, in turn, resulted in factory closings and/or downsizing. This has resulted in disproportionately larger vacancies at those properties. As a result of unemployment and reduction in spending at these properties, as well as the challenges in maintaining viable tenancies in those areas, the Company has developed a strategy to dispose of these and several other properties. Accordingly, in connection with the properties which were reclassified to "held for sale", the Company recorded impairment charges of $39.5 million and $3.6 million in 2010 and 2009, respectively. Such charges were based on a comparison of the carrying values of the properties with either (1) the actual sales price less costs to sell for the properties sold or contract amounts for properties in the process of being sold (all based on arms-length negotiations), or (2) estimated sales prices based on discounted cash flow analyses and/or appraisals if no contract amounts were as yet being negotiated, as discussed in more detail in Note 2.

Prior to the Company's plan to dispose of the assets that were reclassified to "held for sale" in 2010, the Company performed recoverability analyses based on the estimated cash flows that were expected to result from the real estate investments' use and eventual disposal. The projected undiscounted cash flows of each asset reflected that the carrying value of each real estate investment would be recovered. However, as a result of the assets' meeting the "held for sale" criteria in 2010, such assets were written down to their estimated fair value as described above. It is the Company's current plan to dispose of these assets during 2011.

The following is a summary of the results of operations from discontinued operations for 2010, 2009 and 2008:

	Year ended December 31,		
	2010	2009	2008
Revenues:			
Rents	$ 9,152,000	$ 12,881,000	$ 14,192,000
Expense recoveries	2,717,000	3,814,000	4,015,000
Other	-	56,000	59,000
Total revenues	11,869,000	16,751,000	18,266,000
Expenses:			
Operating, maintenance and management	3,929,000	4,774,000	4,382,000
Real estate and other property-related taxes	2,083,000	2,795,000	2,250,000
Depreciation and amortization	4,165,000	5,264,000	5,151,000
Interest expense	2,083,000	3,020,000	2,936,000
	12,260,000	15,853,000	14,719,000
(Loss) income from discontinued operations before impairment charges	(391,000)	898,000	3,547,000
Impairment charges	39,527,000	3,559,000	-
(Loss) income from discontinued operations	$ (39,918,000)	$ (2,661,000)	$ 3,547,000
Gains on sale of discontinued operations	$ 170,000	$ 557,000	$ -

Joint Venture Activities

RioCan. The Company and RioCan have entered into an 80% (RioCan) and 20% (Cedar) joint venture (i) initially for the purchase of seven supermarket-anchored properties previously owned by the Company, and (ii) then to acquire additional primarily supermarket-anchored properties in the Company's primary market areas, in the same joint venture format. The transfers of the initial seven properties, which commenced in December 2009, were completed in May 2010. The 2010 property transfers resulted in net proceeds to the Company of approximately $31.0 million, all of which were used to repay/reduce the outstanding balances under the Company's secured revolving credit facilities. The 2009 property transfers resulted in net proceeds to the Company of approximately $32.1 million, of which a repayment of $25.9 million was required under the Company's secured revolving development property credit facility. Five of the initial seven properties were subject to mortgage loans payable aggregating approximately $94.0 million. In connection with the transfers of the seven properties to the joint venture and the RioCan private placement transactions, the Company has received aggregate net proceeds of approximately $102 million, after closing and transaction costs, which have been used to repay/reduce the outstanding balances under the Company's secured revolving credit facilities. In connection with these transactions, the Company incurred costs and fees of approximately $6.0 million, including fees to the Company's investment advisor ($3.5 million), the value assigned to the warrants issued to RioCan (approximately $1.6 million), and other costs and expenses aggregating $0.9 million. At December 31, 2010, the Company was owed approximately $6.0 million ($3.5 million related to contingent consideration) relating to post-closing adjustments applicable to properties transferred to or acquired by the joint venture. In connection with the formation of the joint venture and the agreement to transfer the seven properties which were reclassified to "held for sale", the Company recorded impairment charges of $2.5 million and $23.6 million in 2010 and 2009, respectively. Such charges were based on a comparison of the arms-length negotiated transfer amounts set forth in the contract with the carrying values of the properties transferred.

During 2010 and 2009, respectively, the Company earned approximately $3.6 million and $8,000 in fees from the joint venture, comprised of accounting fees, property management fees, acquisition fees and financing fees. Such fees are included in other revenues in the accompanying statements of operations. In addition, the Company paid fees to its investment advisor of approximately $2.7 million representing 1% of the gross cost of certain acquisitions made by the joint venture, which are included in transaction costs in the accompanying statements of operations.

The following table summarizes information relating to the Cedar/RioCan joint venture properties as of December 31, 2010:

Cedar Shopping Centers, Inc.
Notes to Consolidated Financial Statements
December 31, 2010

Property Description	State	Date of transfer or acquisition		Transfer or purchase price	Mortgage Loans Payable (b)	Int. rate
Blue Mountain Commons	PA	12/10/2009	(a)	$ 32,150,000	$ 17,500,000	5.0%
Columbus Crossing	PA	2/23/2010	(a)	24,538,000	16,880,000	6.8%
Creekview Plaza	PA	9/29/2010		26,240,000	14,432,000	4.8%
Cross Keys Place	NJ	10/13/2010		26,336,000	14,600,000	5.1%
Exeter Commons	PA	8/3/2010		53,000,000	30,000,000	5.3%
Franklin Village Plaza	MA	2/4/2010	(a)	54,656,000	43,500,000	4.8%
Gettysburg Marketplace	PA	10/21/2010		19,850,000	10,918,000	5.0%
Loyal Plaza	PA	5/26/2010	(a)	26,950,000	12,615,000	7.2%
Marlboro Crossroads	MD	10/21/2010		12,500,000	6,875,000	5.1%
Monroe Marketplace	PA	9/29/2010		41,990,000	23,095,000	4.8%
Montville Commons	CT	9/29/2010	(c)	18,900,000	-	-
New River Valley	VA	9/29/2010		27,970,000	15,163,000	4.8%
Northland Center	PA	10/21/2010		10,248,000	6,298,000	5.0%
Pitney Road Plaza	PA	9/29/2010		11,060,000	6,083,000	4.8%
Shaw's Plaza	MA	4/27/2010	(a)	20,363,000	14,200,000	6.0%
Stop & Shop Plaza	CT	4/27/2010	(a)	8,974,000	7,000,000	6.2%
Sunset Crossing	PA	12/10/2009	(a)	9,850,000	4,500,000	5.0%
Sunrise Plaza	NJ	9/29/2010		26,460,000	13,728,000	4.8%
Town Square Plaza	PA	1/26/2010		18,854,000	11,000,000	5.0%
Towne Crossings	VA	10/21/2010		19,000,000	10,450,000	5.0%
York Marketplace	PA	10/21/2010		29,200,000	16,060,000	5.0%
				$ 519,089,000	$ 294,897,000	

(a) Initial seven properties previously owned by the Company that were transferred to the Cedar/RioCan joint venture.

(b) Mortgage loans payable represent either (i) the outstanding balance at the date of transfer or (ii) the loan amount on the date of borrowing, excluding any mortgage discount.

(c) Subsequent to year end the Company obtained a $10.5 million mortgage loan payable

The following summarizes certain financial information related to the Company's investment in the Cedar/RioCan unconsolidated joint venture at December 31, 2010 and 2009, respectively, and for the years ended December 31, 2010 and 2009:

	Cedar/RioCan Joint Venture	
	December 31,	
	2010	2009
Assets:		
Real estate, net	$ 524,447,000	$ 41,158,000
Cash and cash equivalents	5,934,000	404,000
Restricted cash	4,464,000	812,000
Rent and other receivables	2,074,000	274,000
Straight-line rent	1,000,000	17,000
Deferred charges, net	13,269,000	800,000
Other assets	8,514,000	70,000
Total assets	$ 559,702,000	$ 43,535,000
Liabilities and partners' capital:		
Mortgage loans payable	$ 293,400,000	$ -
Due to the Company	6,036,000	2,322,000
Unamortized lease liability	24,573,000	1,000
Other liabilities	7,738,000	344,000
Preferred stock	97,000	-
Partners' capital:		
RioCan	181,239,000	32,230,000
The Company	46,619,000	8,638,000
Total partners' capital	227,858,000	40,868,000
Total liabilties and partners' capital	$ 559,702,000	$ 43,535,000

	Year ended December 31,	
	2010	2009
Statements of operations:		
Revenues	$ 30,194,000	$ 282,000
Property operating and other expenses	2,636,000	57,000
Management fees to the Company	973,000	8,000
Real estate taxes	3,286,000	10,000
Acquisition transaction costs (a)	7,119,000	-
General and administrative	622,000	-
Depreciation and amortization	9,523,000	71,000
Interest and other non-operating expenses, net	7,903,000	-
Net (loss) income	$ (1,868,000)	$ 136,000
RioCan	(1,493,000)	109,000
The Company	(375,000)	27,000
	$ (1,868,000)	$ 136,000

(a) Includes $2.8 million paid to former owners of certain acquired properties representing the values assigned for the post-closing leasing of vacant spaces in excess of the fair value amounts estimated at closing.

Cedar/RioCan Joint Venture Mortgage loans payable

The joint venture's property-specific mortgage loans payable aggregated $293.4 million at December 31, 2010, are collateralized by substantially all of the joint venture's real estate, and bear interest at rates ranging from 4.8% to 7.2% per annum.

Scheduled principal payments on mortgage loans payable at December 31, 2010, due on various dates ranging from June 2011 to August 2020, are as follows:

2011	$ 58,746,000
2012	3,442,000
2013	3,648,000
2014	33,351,000
2015	100,095,000
Thereafter	94,118,000
	$ 293,400,000

Cedar/RioCan Joint Venture Secured Revolving Credit Facility

On November 15, 2010, the joint venture closed a secured revolving credit facility with TD Bank, National Association as administrative agent and Royal Bank of Canada as syndication agent, with total commitments aggregating $50.0 million. The principal terms of the facility include (i) an availability based primarily on appraisals with a 50% advance rate, (ii) an interest rate based on (a) LIBOR plus 300 basis points ("bps") with a 100 bps floor, or (b) the prime rate, as defined, plus 200 bps, (iii) an unused portion fee of 50 bps, and (iv) a leverage ratio limited to 65%. The facility will expire on November 15, 2012, subject to a one-year extension option. In connection with the closing of the facility, the joint venture paid participating lender fees of approximately $0.6 million.

As the joint venture has not pledged any properties as collateral under the facility, there were no amounts outstanding and no amounts available for borrowing at December 31, 2010. The facility may be used to fund acquisitions, capital expenditures, mortgage repayments, partnership distributions, working capital and other general partnership purposes. The facility is subject to customary financial covenants, including limits on leverage, and other financial statement ratios. As of December 31, 2010, the joint venture was in compliance with the financial covenants and financial statement ratios required by the terms of the facility.

Other 2009 Transactions

PCP. On January 30, 2009, a newly-formed 40% Company-owned joint venture acquired the New London Mall in New London, Connecticut, a supermarket-anchored shopping center, for a purchase price of approximately $40.7 million. The purchase price included the assumption of an existing $27.4 million first mortgage bearing interest at 4.9% per annum and maturing in 2015. The total joint venture partnership contribution was approximately $14.0 million, of which the Company's 40% share ($5.6 million) was funded from its secured revolving stabilized property credit facility. The Company is the managing partner of the venture and receives certain acquisition, property management, construction management and leasing fees. In addition, the Company will be entitled to a "promote" fee structure, pursuant to which its profits participation would be increased to 44% if the venture reaches certain income targets. The Company's joint venture partners are affiliates of Prime Commercial Properties PLC ("PCP"), a London-based real estate/development company.

On February 10, 2009, a second newly-formed (also with affiliates of PCP) 40% Company-owned joint venture acquired San Souci Plaza in California, Maryland, a supermarket-anchored shopping center, for a purchase price of approximately $31.8 million. The purchase price included the assumption of an existing $27.2 million first mortgage bearing interest at 6.2% per annum and maturing in 2016. The total joint venture partnership contribution was approximately $5.8 million, of which the Company's 40% share ($2.3 million) was funded from its secured revolving stabilized property credit facility. The Company is the managing partner of the venture and receives certain acquisition, property management, construction management and leasing fees. In addition, the Company will be entitled to a "promote" fee structure, pursuant to which its profits participation would be increased to 44% if the venture reaches certain income targets.

Pro Forma Financial Information (unaudited)

During the period January 1, 2009 through December 31, 2010, the Company acquired two shopping centers aggregating approximately 522,000 square foot of GLA, and acquired a single-tenant office property aggregating approximately 206,000 square foot of GLA. In addition, the Company placed into service four ground-up developments having an aggregate cost of approximately $152.8 million. The Company sold or held for sale 28 properties (including a number of drug store/convenience centers) aggregating approximately 1.5 million square foot of GLA for aggregate sales prices of approximately $99.6 million. The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for 2010 and 2009, respectively, as if all of these property acquisitions and sales were completed as of January 1, 2009. This unaudited pro forma information does not purport to represent what the actual results of operations of the Company would have been had all the above occurred as of January 1, 2009, nor does it purport to predict the results of operations for future periods.

	Years ended December 31,	
	2010	2009
Revenues	$ 158,692,000	$ 171,632,000
Net loss attributable to common shareholders	$ (12,918,000)	$ (20,538,000)
Per common share	$ (0.20)	$ (0.44)
Weighted average number of common shares outstanding	63,843,000	46,234,000

Note 4. Rentals Under Operating Leases

Annual future base rents due to be received under non-cancelable operating leases in effect at December 31, 2010 are approximately as follows (excluding those base rents applicable to properties treated as discontinued operations):

2011	$	129,596,000
2012		121,371,000
2013		113,294,000
2014		101,064,000
2015		87,977,000
Thereafter		490,204,000
	$	1,043,506,000

Total future minimum rents do not include expense recoveries for real estate taxes and operating costs, or percentage rents based upon tenants' sales volume. Such additional revenue amounts aggregated approximately $31.3 million, $33.2 million and $30.0 million for 2010, 2009 and 2008, respectively. In addition, such amounts do not include amortization of intangible lease liabilities.

Note 5. Mortgage Loans Payable and Secured Revolving Credit Facilities

Secured debt is comprised of the following at December 31, 2010 and 2009:

	December 31, 2010			December 31, 2009		
		Interest rates			Interest rates	
Description	Balance outstanding	Weighted average	Range	Balance outstanding	Weighted average	Range
Fixed-rate mortgages (a)	$ 591,162,000	5.8%	5.0% - 7.6%	$ 572,730,000	5.8%	5.0% - 8.5%
Variable-rate mortgages	83,568,000	4.1%	2.5% and 5.9%	82,181,000	3.4%	2.5% and 5.9%
Total property-specific mortgages	674,730,000	5.6%		654,911,000	5.6%	
Stabilized property credit facility	29,535,000	5.5%		187,985,000	5.5%	
Development property credit facility	103,062,000	2.5%		69,700,000	2.5%	
	$ 807,327,000	5.2%		$ 912,596,000	5.3%	
Fixed-rate mortgages related to:						
Real estate transferred or to be transferred to a joint venture	$ -	-	n/a	$ 94,018,000	5.8%	4.8% - 7.2%
Real estate held for sale - discontinued operations	$ 32,786,000	5.3%	5.0% - 5.8%	$ 45,833,000	5.3%	5.0% - 5.8%

(a) Restated to reflect the reclassifications of properties treated as discontinued operations.

Mortgage loans payable

Mortgage loan activity for 2010 and 2009 is summarized as follows:

	Years ended December 31,	
	2010	2009
Balance, beginning of year (a)	$ 654,911,000	$ 575,002,000
New mortgage borrowings	26,984,000	43,950,000
Acquisition debt assumed (b)	12,967,000	52,963,000
Repayments	(20,132,000)	(17,004,000)
Balance, end of the year	$ 674,730,000	$ 654,911,000

(a) Restated to reflect the reclassifications of properties treated as discontinued operations
(b) Includes net reductions of $0.0 million and $1.6 million, respectively, relating to purchase acounting allocations.

During October 2010, the Company assumed a $13.0 million fixed-rate mortgage loan payable in connection with an acquisition, with an interest rate of 6.5% per annum. The principal amount and rate of interest represent the fair value at the date of acquisition. The Company also completed a $10.6 million fixed-rate mortgage loan payable on a previously unencumbered property, with an interest rate of 5.5% per annum. The property was previously included in the collateral pool for the Company's secured revolving stabilized property credit facility. In addition, the Company refinanced three properties in 2010. The new fixed-rate mortgage loans payable aggregated $15.0 million and bear interest at a weighted average of 6.2% per annum.

During 2009, the Company assumed $53.0 million of fixed-rate mortgage loans payable in connection with acquisitions, with interest rates of 6.1% and 6.2% per annum, with an average of 6.2% per annum. These principal amounts and rates of interest represent the fair values at the respective dates of acquisition. The stated contract amounts were $27.4 million and $27.2 million at the respective dates of acquisition, bearing interest at rates of 4.9% and 6.2% per annum, with an average of 5.5% per annum. In addition, the Company refinanced one property that had collateralized the secured revolving stabilized property credit facility. The new fixed-rate mortgage, aggregating $17.0 million, bears interest at 6.8% per annum. The Company used the mortgage proceeds to reduce the balance outstanding under the secured revolving stabilized property credit facility.

Included in variable-rate mortgages is the Company's $70.7 million construction facility (as amended on November 3, 2010) with Manufacturers and Traders Trust Company (as agent) and several other banks, pursuant to which the Company has pledged its joint venture development property in Pottsgrove, Pennsylvania as collateral for borrowings thereunder. The facility is guaranteed by the Company and will expire in September 2011, subject to a one-year extension option. Borrowings under the facility bear interest at the Company's option at either LIBOR plus a spread of 325 bps, or the agent bank's prime rate. Borrowings outstanding under the facility aggregated $62.6 million at December 31, 2010, and such borrowings bore interest at an average rate of 3.5% per annum. As of December 31, 2010, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the construction facility.

Secured Revolving Stabilized Property Credit Facility

In November 2009, the Company closed an amended and restated secured revolving stabilized property credit facility with Bank of America, N.A. as administrative agent, together with three other lead lenders and other participating banks. On September 13, 2010, the Company elected to reduce the total commitments under the facility from $285.0 million to $185.0 million. In connection with the reduction of the total commitments under the facility, the Company accelerated the write-off of deferred financing costs of approximately $2.6 million. The facility is expandable to $400 million, subject principally to acceptable collateral and the availability of additional lender commitments, and will expire on January 31, 2012, subject to a one-year extension option. The principal terms of the facility include (i) an availability based primarily on appraisals, with a 67.5% advance rate, (ii) an interest rate based on LIBOR plus 350 bps, with a 200 bps LIBOR floor, (iii) a leverage ratio limited to 67.5%, and (iv) an unused portion fee of 50 bps.

Borrowings outstanding under the facility aggregated $29.5 million at December 31, 2010. Such borrowings bore interest at 5.5% per annum, and the Company had pledged 31 of its shopping center properties as collateral for such borrowings, including six properties which are being treated as "real estate held for sale" during 2010.

The secured revolving stabilized property credit facility has been, and will be, used to fund acquisitions, certain development and redevelopment activities, capital expenditures, mortgage repayments, dividend distributions, working capital and other general corporate purposes. The facility is subject to customary financial covenants, including limits on leverage and distributions (limited to 95% of funds from operations, as defined), and other financial statement ratios. Based on covenant measurements and collateral in place as of December 31, 2010, the Company was permitted to draw up to approximately $140.2 million, of which approximately $110.7 million remained available as of that date. As of December 31, 2010, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the secured revolving stabilized property credit facility.

Secured Revolving Development Property Credit Facility

The Company has a $150 million secured revolving development property credit facility with KeyBank, National Association (as agent) and several other banks, pursuant to which the Company has pledged certain of its development projects and redevelopment properties as collateral for borrowings thereunder. The facility, as amended, is expandable to $250 million, subject principally to acceptable collateral and the availability of additional lender commitments, and will expire in June 2011, subject to a one-year extension option. Borrowings under the facility bear interest at the Company's option at either LIBOR or the agent bank's prime rate, plus a spread of 225 bps or 75 bps, respectively. Advances under the facility are calculated at the least of 70% of aggregate project costs, 70% of "as stabilized" appraised values, or costs incurred in excess of a 30% equity requirement on the part of the Company. The facility also requires an unused portion fee of 15 bps. This facility has been, and will be, used to fund in part the Company's and certain consolidated joint ventures' development activities. In order to draw funds under this construction facility, the Company must meet certain pre-leasing and other conditions. Borrowings outstanding under the facility aggregated $103.1 million at December 31, 2010; such borrowings bore interest at an average rate of 2.5% per annum. As of December 31, 2010, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the secured revolving development property credit facility.

Scheduled Principal Payments

Scheduled principal payments on mortgage loans payable and secured revolving credit facilities at December 31, 2010, due on various dates from 2011 to 2029, are as follows:

2011		195,352,000	(a)
2012		81,581,000	(b)
2013		63,830,000	
2014		119,189,000	
2015		103,786,000	
Thereafter		243,589,000	
	$	807,327,000	

(a) Includes $103.1 million and $62.6 million subject to one-year extension options.
(b) Includes $29.5 million subject to a one-year extension option.

Note 6. Preferred and Common Stock

The Company in October 2009 (1) sold to RioCan 6,666,666 shares of the Company's common stock at $6.00 per share in a private placement for an aggregate of $40 million (RioCan agreeing that it would not sell any of such shares for a period of one year), (2) issued to RioCan warrants to purchase 1,428,570 shares of the Company's common stock at an exercise price of $7.00 per share (RioCan exercised its warrant on April 27, 2010 and the Company realized net proceeds of $10.0 million), and (3) entered into a "standstill" agreement with respect to increases in RioCan's ownership of the Company's common stock for a three-year period. In addition, subject to certain exceptions, the Company agreed that it would not issue any new shares of common stock unless RioCan is offered the right to purchase that additional number of shares that would maintain its pro rata percentage ownership, on a fully diluted basis.

The Company has a Standby Equity Purchase Agreement (the "SEPA Agreement") with an investment company for sales of its shares of common stock aggregating up to $45 million over a commitment period ending in September 2011. Under the terms of the SEPA Agreement, the Company may sell, from time to time, shares of its common stock at a discount to market of 1.75%. The amount of these daily sales is generally limited to the lesser of 20% of the average daily trading volume or $1.0 million. In connection with these sales transactions, the Company agreed to pay an investment advisor a 0.75% placement agent fee. In addition, the Company may require the investment company to advance from time to time up to $5.0 million; provided, however, that the Company may only request these larger advances approximately once a month. With respect to such advances, the common stock sales are at a discount to market of 2.75% and the placement agent fee is 1.25%. As the Company has a conditional obligation to issue a variable number of shares of its common stock, advances are initially recorded as a liability, and as shares are sold on a daily basis and the advance is settled, such liability is reflected in equity. At December 31, 2009, there was an unsettled advance liability of $5.0 million, which was included in accounts payable and accrued liabilities on the consolidated balance sheet. Such advance was settled in January and February 2010 by the sale of 718,000 shares of the Company's common stock at an average selling price of $6.97 per share. Through December 31, 2010, an additional 667,000 shares had been sold pursuant to the SEPA Agreement, at an average price of $7.52 per share, and the Company realized net proceeds, after allocation of issuance expenses, of approximately $4.9 million.

On February 5, 2010, the Company concluded a public offering of 7,500,000 shares of its common stock at $6.60 per share, and realized net proceeds, after offering expenses, of approximately $47.0 million. On March 3, 2010, the underwriters exercised their over-allotment option to the extent of 698,000 shares, and the Company realized additional net proceeds of $4.4 million. In connection with the offering, RioCan purchased 1,350,000 shares of the Company's common stock and the Company realized additional net proceeds of $8.9 million.

On February 5, 2010, the Company filed a registration statement with the Securities and Exchange Commission for up to 5,000,000 shares of the Company's common stock under the Company's Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). The DRIP offers a convenient method for shareholders to invest cash dividends and/or make optional cash payments to purchase shares of the Company's common stock at 98% of their market value. The Board of Directors of the Company has approved an amendment to the DRIP to have all stock purchased at 100% of their market value. This amendment is expected to become effective promptly after the filing of this Form 10-K. Through December 31, 2010, the Company issued approximately 1,451,000 shares of its common stock at an average price of $5.79 per share and realized proceeds after expenses of approximately $8.2 million. During January, February and

March 2011, the Company issued an additional approximate 471,000 shares of its common stock at an average of $6.02 per share and realized net proceeds of approximately $2.8 million.

In connection with a litigation settlement in April 2010 in the Company's favor, the Company received a cash payment of $750,000. In addition, the defendants acquired 94,000 shares of the Company's common stock at an average price of $8.01 per share from which the Company realized net proceeds of an additional $750,000.

On August 25, 2010, the Company concluded a public offering of 2,850,000 shares of its 8-7/8% Series A Cumulative Redeemable preferred stock at $24.50 per share, and realized net proceeds, after offering expenses, of approximately $67.4 million. In connection with the sale, the Company's investment advisor received an underwriter's discount of approximately $2.4 million. The Company's 8-7/8% Series A Cumulative Redeemable Preferred Stock has no stated maturity, is not convertible into any other security of the Company, and is redeemable at the Company's option at a price of $25.00 per share, plus accrued and unpaid distributions.

During 2010, the Company, at its option, elected to redeem approximately 552,000 OP Units that had been offered for conversion by the holders thereof, for an aggregate purchase price of approximately $3.4 million. Such OP Units had been issued to certain members of the group from which the Company had acquired the major portion of its Ohio drug store/convenience center properties.

During 2001, pursuant to the 1998 Stock Option Plan (the "Option Plan"), the Company granted to the then directors options to purchase an aggregate of approximately 13,000 shares of common stock at $10.50 per share, the market value of the Company's common stock on the date of the grant. The options are fully exercisable and will expire on July 11, 2011. In connection with the adoption of the Incentive Plan, the Company agreed that it would not grant any more options under the Option Plan.

In connection with an acquisition of a shopping center in 2002, the Operating Partnership issued warrants to purchase approximately 83,000 OP Units to a then minority interest partner in the property. Such warrants have an exercise price of $13.50 per unit, subject to certain anti-dilution adjustments, are fully vested, and will expire on May 31, 2012.

Note 7. Commitments and Contingencies

With respect to the Company's 20% joint-venture interest in nine properties in partnership with affiliates of Homburg Invest Inc. ("HII"), the terms of the partnership agreements include buy/sell provisions with respect to equity ownership interests which can be exercised by either party. The buy/sell provisions allow either party to provide notice that it intends to purchase the non-initiating party's interest at a specific price premised on a value for the entire venture. The non-initiating party may either accept that offer or instead may reject that offer and become the purchaser of the initiating party's interest at the initially offered price. On February 15, 2011, HII exercised its buy/sell option (see "Subsequent Events" below).

With respect to the Company's 20% joint-venture interest in the properties transferred to the RioCan joint venture, the terms of the partnership agreements include buy/sell provisions with respect to equity ownership interests which can be exercised by either party during the period ending in December 2012 or upon certain change-of-control circumstances. The buy/sell provisions allow either party to provide notice that it intends to purchase the non-initiating party's interest at a specific price premised on a value for the entire venture. The non-initiating party may either accept that offer or instead may reject that offer and become the purchaser of the initiating party's interest at the initially offered price.

The Company is a party to certain legal actions arising in the normal course of business. Management does not expect there to be adverse consequences from these actions that would be material to the Company's consolidated financial statements.

Under various federal, state, and local laws, ordinances, and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances, or petroleum product releases, at its properties. The owner may be liable to governmental entities or to third parties for property damage, and for investigation and cleanup costs incurred by such parties in connection with any contamination. Management is unaware of any environmental matters that would have a material impact on the Company's consolidated financial statements.

The Company's executive offices are located at 44 South Bayles Avenue, Port Washington, New York, which it leased from a partnership owned 43.6% by the Company's Chairman. The terms of the lease, as amended, will expire in February 2020. Future minimum rents payable under the terms of the lease, as amended, amount to $545,000, $560,000, $575,000, $591,000, $608,000 and $2.7 million during the years 2011 through 2015, and thereafter, respectively. In addition, several of the Company's properties and portions of several others are owned subject to ground leases which provide for annual payments subject, in certain cases, to cost-of-living or fair market value adjustments, through 2015, as follows: 2011 - $668,000, 2012 - $659,000, 2013 - $659,000, 2014 - $659,000, 2015 - $661,000 and thereafter - $17.6 million.

Rent expense was $1.0 million, $0.8 million and $0.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 8. Selected Quarterly Financial Data (unaudited)

	Quarter ended			
Year	March 31	June 30	September 30	December 31
2010				
Revenues as previously reported	$ 44,930,000	$ 40,703,000	$ 40,378,000	$ 39,230,000
Revenues from discontinued operations (a)	(2,968,000)	(2,546,000)	(2,563,000)	-
Revenues	$ 41,962,000	$ 38,157,000	$ 37,815,000	$ 39,230,000
Net loss	$ (1,160,000)	$ (2,547,000)	$ (4,491,000)	$ (35,986,000)
Net loss attributable to common shareholders	$ (3,490,000)	$ (4,251,000)	$ (6,780,000)	$ (36,964,000)
Per common share (basic and diluted) (b)	$ (0.06)	$ (0.07)	$ (0.10)	$ (0.56)
2009				
Revenues as previously reported	$ 45,461,000	$ 43,551,000	$ 44,712,000	$ 46,391,000
Revenues from discontinued operations (a)	(3,138,000)	(3,001,000)	(2,841,000)	(2,794,000)
Revenues	$ 42,323,000	$ 40,550,000	$ 41,871,000	$ 43,597,000
Net income (loss)	$ 5,726,000	$ 1,911,000	$ 3,761,000	$ (28,409,000)
Net income (loss) attributable to common shareholders	$ 3,948,000	$ (367,000)	$ 1,396,000	$ (29,724,000)
Per common share (basic and diluted) (b)	$ 0.09	$ (0.01)	$ 0.03	$ (0.60)

(a) Represents revenues from discontinued operations which were previously included in revenues as previously reported.
(b) Differences between the sum of the four qurarterly per share amounts and the annual per share amount are attributable to the effect of the weighted average outstanding share calculations for the respective periods.

Note 9. Subsequent Events

In determining subsequent events, management reviewed all activity from January 1, 2011 through the date of filing this Annual Report on Form 10-K.

On January 14, 2011, the Company acquired Colonial Commons, a shopping center located in Lower Paxton Township, Pennsylvania. The purchase price for the property was approximately $49.1 million. At closing, the Company entered into a first mortgage in the amount of $28.1 million, which bears interest at 5.55% per annum.

On January 18, 2011, the Company's Board of Directors declared a dividend of $0.09 per share with respect to its common stock as well as an equal distribution per unit on its outstanding OP Units. At the same time, the Board declared a dividend of $0.5546875 per share with respect to the Company's 8-7/8% Series A Cumulative Redeemable Preferred Stock. The distributions are payable on February 22, 2011 to shareholders of record on February 12, 2011.

On February 8, 2011 the Cedar/RioCan joint venture entered into a definitive agreement to purchase Northwoods Crossings, a shopping center located in Taunton, Massachusetts.

On February 15, 2011, HII, one of the Company's joint venture partners, exercised its buy/sell option pursuant to the terms of the nine-property joint venture agreements. The offered values for the nine properties, in the aggregate, amounted to approximately $55.0 million over existing property-specific financing of approximately $102.3 million at December 31, 2010.

The Company has elected to purchase HII's 80% interest in one of the nine properties, Meadows Marketplace, located in Hershey, Pennsylvania. The offered purchase price for the 80% interest will be approximately $5.3 million, and the outstanding balance of the mortgage loan payable on the property was approximately $10.2 million at December 31, 2010. Meadows Marketplace, a shopping center anchored by a Giant Foods supermarket, and is a ground-up development completed by the Company in 2006. It is 97% leased with a lease pending for the remaining sole vacancy. The Company has also entered into a definitive purchase agreement to acquire from a third party an outparcel at the entrance to the property for a purchase price of approximately $1.1 million.

The Company has also elected to sell to HII its 20% interest in the remaining eight properties and, at closing, the Company will receive proceeds of approximately $9.7 million. The outstanding balances of the mortgage loans payable on the eight properties was approximately $92.1 million at December 31, 2010. The Company's property management agreements for the eight properties will terminate upon the closing of the sale. Details of the eight properties are summarized as follows:

Property Description	Location	Anchor tenant	2010 Revenues
Aston Center	Aston, PA	Giant Food Stores	$ 1,604,000
Ayr Town Center	McConnellsburg, PA	Giant Food Stores	1,078,000
Scott Town Center	Bloomsburg, PA	Giant Food Stores	1,377,000
Stonehedge Square	Carlisle, PA	Nell's Shurfine	1,327,000
Pennsboro Commons	Enola, PA	Giant Food Stores	1,763,000
Parkway Plaza	Mechanicsburg, PA	Giant Food Stores	2,414,000
Spring Meadow Shopping Center	West Lawn, PA	Giant Food Stores	1,792,000
Fieldstone Marketplace	New Bedford, MA	Shaw's	3,047,000
			$ 14,402,000

On February 14, 2011, the Company completed the sale of a development land parcel, located near Ephrata, Pennsylvania for approximately $1.9 million, which approximated its carrying value at December 31, 2010.

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

Property	State	Year acquired	Percent owned	Year built/ Year last renovated	Gross leasable area	Initial cost to the Company Land	Initial cost to the Company Building and Improvements
Wholly-Owned Stabilized Properties :							
Academy Plaza	PA	2001	100%	1965/1998	152,727	$ 2,406,000	$ 9,623,000
Annie Land Plaza	VA	2006	100%	1999	42,500	809,000	4,015,000
Camp Hill	PA	2002	100%	1958/2005	472,432	4,460,000	17,857,000
Carbondale Plaza	PA	2004	100%	1972/2005	129,915	1,586,000	7,289,000
Carll's Corner	NJ	2007	100%	1960's-1999/	129,582	3,034,000	15,293,000
Carmans Plaza	NY	2007	100%	1954/2007	194,481	8,539,000	35,804,000
Circle Plaza	PA	2007	100%	1979/1991	92,171	561,000	2,884,000
Coliseum Marketplace	VA	2005	100%	1987/2005	98,359	2,924,000	14,416,000
CVS at Bradford	PA	2005	100%	1996	10,722	291,000	1,466,000
CVS at Celina	OH	2005	100%	1998	10,195	418,000	1,967,000
CVS at Erie	PA	2005	100%	1997	10,125	399,000	1,783,000
CVS at Kinderhook	NY	2007	100%	2007	13,225	1,678,000	-
CVS at Portage Trail	OH	2005	100%	1996	10,722	341,000	1,603,000
Dunmore Shopping Center	PA	2005	100%	1962/1997	101,000	565,000	2,203,000
East Chestnut	PA	2005	100%	1996	21,180	800,000	3,699,000
Elmhurst Square	VA	2006	100%	1961-1983	66,250	1,371,000	5,994,000
Fairview Plaza	PA	2003	100%	1992	69,579	2,128,000	8,483,000
Fairview Commons	PA	2007	100%	1976/2003	59,578	858,000	3,568,000
FirstMerit Bank at Akron	OH	2005	100%	1996	3,200	169,000	734,000
General Booth Plaza	VA	2005	100%	1985	73,320	1,935,000	9,493,000
Gold Star Plaza	PA	2006	100%	1988	71,720	1,644,000	6,519,000
Golden Triangle	PA	2003	100%	1960/2005	202,943	2,320,000	9,713,000
Groton Shopping Center	CT	2007	100%	1969	117,986	3,070,000	12,320,000
Halifax Plaza	PA	2003	100%	1994	51,510	1,412,000	5,799,000
Hamburg Commons	PA	2004	100%	1988-1993	99,580	1,153,000	4,678,000
Hannaford Plaza	MA	2006	100%	1965/2006	102,459	1,874,000	8,453,000
Huntingdon Plaza	PA	2004	100%	1972 - 2003	147,355	933,000	4,129,000
Jordan Lane	CT	2005	100%	1969/1991	181,730	4,291,000	21,176,000
Kempsville Crossing	VA	2005	100%	1985	94,477	2,207,000	11,000,000
Kenley Village	MD	2005	100%	1988	51,894	726,000	3,512,000
Kings Plaza	MA	2007	100%	1970/1994	168,243	2,413,000	12,604,000
Kingston Plaza	NY	2006	100%	2006	18,337	2,891,000	-
LA Fitness Facility	PA	2002	100%	2003	41,000	2,462,000	-
Lake Raystown Plaza	PA	2004	100%	1995	145,727	2,231,000	6,735,000
Liberty Marketplace	PA	2005	100%	2003	68,200	2,665,000	12,639,000
Martins's at Glen Allen	VA	2005	100%	2000	43,000	6,769,000	683,000
McCormick Place	OH	2005	100%	1995	46,000	847,000	4,022,000
Mechanicsburg Giant	PA	2005	100%	2003	51,500	2,709,000	12,159,000
Metro Square	MD	2008	100%	1999	71,896	3,121,000	12,341,000
Newport Plaza	PA	2003	100%	1996	64,489	1,721,000	7,758,000
Oak Ridge	VA	2006	100%	2000	38,700	960,000	4,254,000
Oakland Commons	CT	2007	100%	1962/1995	89,850	2,504,000	15,662,000
Oakland Mills	MD	2005	100%	1960's/2004	58,224	1,611,000	6,292,000
Palmyra Shopping Center	PA	2005	100%	1960/1995	112,108	1,488,000	6,566,000
Pine Grove Plaza	NJ	2003	100%	2001/2002	86,089	2,010,000	6,489,000

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

(continued)	Subsequent	Gross amount at which carried at December 31, 2010				
Property	cost capitalized	Land	Building and improvements	Total	Accumulated depreciation (4)	Amount of Encumbrance
Wholly-Owned Stabilized Properties :						
Academy Plaza	$ 1,678,000	$ 2,406,000	$ 11,301,000	$ 13,707,000	$ 2,655,000	$ 9,139,000
Annie Land Plaza	53,000	809,000	4,068,000	4,877,000	651,000	(2)
Camp Hill	43,065,000	4,424,000	60,958,000	65,382,000	9,663,000	65,000,000
Carbondale Plaza	4,882,000	1,586,000	12,171,000	13,757,000	2,311,000	4,951,000
Carll's Corner	(1,438,000)	2,941,000	13,948,000	16,889,000	1,716,000	5,786,000
Carmans Plaza	(716,000)	8,421,000	35,206,000	43,627,000	4,065,000	33,368,000
Circle Plaza	31,000	546,000	2,930,000	3,476,000	271,000	(2)
Coliseum Marketplace	3,413,000	3,586,000	17,167,000	20,753,000	3,367,000	11,970,000
CVS at Bradford	16,000	291,000	1,482,000	1,773,000	313,000	684,000
CVS at Celina	-	418,000	1,967,000	2,385,000	350,000	1,322,000
CVS at Erie	-	399,000	1,783,000	2,182,000	302,000	1,013,000
CVS at Kinderhook	1,930,000	1,702,000	1,906,000	3,608,000	167,000	2,429,000
CVS at Portage Trail	8,000	341,000	1,611,000	1,952,000	300,000	750,000
Dunmore Shopping Center	42,000	565,000	2,245,000	2,810,000	513,000	(3)
East Chestnut	3,000	800,000	3,702,000	4,502,000	815,000	1,882,000
Elmhurst Square	246,000	1,371,000	6,240,000	7,611,000	1,048,000	3,970,000
Fairview Plaza	234,000	2,129,000	8,716,000	10,845,000	1,806,000	5,370,000
Fairview Commons	-	858,000	3,568,000	4,426,000	604,000	(2)
FirstMerit Bank at Akron	1,000	168,000	736,000	904,000	146,000	(2)
General Booth Plaza	203,000	1,935,000	9,696,000	11,631,000	2,108,000	5,275,000
Gold Star Plaza	175,000	1,644,000	6,694,000	8,338,000	1,160,000	2,219,000
Golden Triangle	9,750,000	2,320,000	19,463,000	21,783,000	4,267,000	20,702,000
Groton Shopping Center	114,000	3,073,000	12,431,000	15,504,000	1,822,000	11,522,000
Halifax Plaza	223,000	1,347,000	6,087,000	7,434,000	1,149,000	4,252,000
Hamburg Commons	5,218,000	1,153,000	9,896,000	11,049,000	1,523,000	5,101,000
Hannaford Plaza	457,000	1,874,000	8,910,000	10,784,000	1,418,000	(2)
Huntingdon Plaza	1,810,000	933,000	5,939,000	6,872,000	884,000	(3)
Jordan Lane	961,000	4,291,000	22,137,000	26,428,000	4,018,000	12,860,000
Kempsville Crossing	140,000	2,207,000	11,140,000	13,347,000	2,548,000	5,964,000
Kenley Village	45,000	726,000	3,557,000	4,283,000	1,031,000	(2)
Kings Plaza	314,000	2,408,000	12,923,000	15,331,000	1,703,000	7,678,000
Kingston Plaza	2,344,000	2,891,000	2,344,000	5,235,000	244,000	3,650,000
LA Fitness Facility	5,176,000	2,462,000	5,176,000	7,638,000	1,022,000	5,666,000
Lake Raystown Plaza	6,493,000	2,231,000	13,228,000	15,459,000	2,457,000	(3)
Liberty Marketplace	274,000	2,695,000	12,883,000	15,578,000	2,103,000	9,112,000
Martins's at Glen Allen	3,000	5,367,000	2,088,000	7,455,000	447,000	(2)
McCormick Place	44,000	849,000	4,064,000	4,913,000	1,037,000	2,587,000
Mechanicsburg Giant	-	2,709,000	12,159,000	14,868,000	1,804,000	9,378,000
Metro Square	(301,000)	5,250,000	9,911,000	15,161,000	727,000	8,964,000
Newport Plaza	337,000	1,682,000	8,134,000	9,816,000	1,428,000	5,583,000
Oak Ridge	27,000	960,000	4,281,000	5,241,000	566,000	3,406,000
Oakland Commons	(525,000)	2,504,000	15,137,000	17,641,000	1,796,000	(2)
Oakland Mills	32,000	1,611,000	6,324,000	7,935,000	1,337,000	4,835,000
Palmyra Shopping Center	523,000	1,488,000	7,089,000	8,577,000	1,467,000	(2)
Pine Grove Plaza	124,000	2,010,000	6,613,000	8,623,000	1,276,000	5,688,000

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

(continued)

Property	State	Year acquired	Percent owned	Year built/ Year last renovated	Gross leasable area	Initial cost to the Company Land	Initial cost to the Company Building and Improvements
Wholly-Owned Stabilized Properties :							
Port Richmond Village	PA	2001	100%	1988	154,908	$ 2,942,000	$ 11,769,000
Price Chopper Plaza	MA	2007	100%	1960's-2004	101,824	3,551,000	18,412,000
Rite Aid at Massillon	OH	2005	100%	1999	10,125	442,000	2,014,000
River View Plaza I, II and III	PA	2003	100%	1991/1998	244,225	9,718,000	40,356,000
Shoppes at Salem Run	VA	2005	100%	2005	15,100	1,076,000	4,253,000
Smithfield Plaza	VA	2005-2008	100%	1987/1996	134,664	2,947,000	12,737,000
South Philadelphia	PA	2003	100%	1950/2003	283,415	8,222,000	36,314,000
St. James Square	MD	2005	100%	2000	39,903	688,000	3,838,000
Stadium Plaza	MI	2005	100%	1960's/2003	77,688	2,341,000	9,175,000
Suffolk Plaza	VA	2005	100%	1984	67,216	1,402,000	7,236,000
Swede Square	PA	2003	100%	1980/2004	98,792	2,268,000	6,232,000
The Commons	PA	2004	100%	2003	175,121	3,098,000	14,047,000
The Point	PA	2000	100%	1972/2001	250,697	2,700,000	10,800,000
The Point at Carlisle Plaza	PA	2005	100%	1965/2005	182,859	2,233,000	11,190,000
The Shops at Suffolk Downs	MA	2005	100%	2005	121,829	7,580,000	11,089,000
Timpany Plaza	MA	2007	100%	1970's-1989	183,775	3,412,000	19,240,000
Trexler Mall	PA	2005	100%	1973/2004	339,363	6,932,000	32,815,000
Ukrop's at Fredericksburg	VA	2005	100%	1997	63,000	3,213,000	12,758,000
Valley Plaza	MD	2003	100%	1975/1994	190,939	1,950,000	7,766,000
Virginia Center Commons	VA	2005	100%	2002	9,763	992,000	3,860,000
Virginia Little Creek	VA	2005	100%	1996/2001	69,620	1,650,000	8,350,000
Wal-Mart Center	CT	2003	100%	1972/2000	155,842	-	11,834,000
Washington Center Shoppes	NJ	2001	100%	1979/1995	157,290	2,061,000	7,314,000
West Bridgewater Plaza	MA	2007	100%	1970/2007	133,039	2,823,000	14,901,000
Yorktowne Plaza	MD	2007	100%	1970/2000	158,982	5,940,000	25,505,000
Total Wholly-Owned Stabilized Properties					7,406,259	171,485,000	687,482,000
Properties Owned in Joint Venture:							
Homburg Joint Venture:							
Aston Center	PA	2007	20%	2005	55,000	4,319,000	17,070,000
Ayr Town Center	PA	2007	20%	2005	55,600	2,442,000	9,748,000
Fieldstone Marketplace	MA	2005	20%	1988/2003	193,970	5,229,000	21,440,000
Meadows Marketplace	PA	2004	20%	2005	91,538	1,914,000	-
Parkway Plaza	PA	2007	20%	1998-2002	106,628	4,647,000	19,420,000
Pennsboro Commons	PA	2005	20%	1999	107,384	3,608,000	14,254,000
Scott Town Center	PA	2007	20%	2004	67,933	2,959,000	11,800,000
Spring Meadow Shopping Center	PA	2007	20%	2004	67,950	4,111,000	16,410,000
Stonehedge Square	PA	2006	20%	1990/2006	88,677	2,732,000	11,614,000
					834,680	31,961,000	121,756,000
PCP Joint Venture:							
New London Mall	CT	2009	40%	1967/1997	257,814	14,891,000	24,967,000
San Souci Plaza	MD	2009	40%	1985 - 1997	264,134	14,849,000	18,445,000
					521,948	29,740,000	43,412,000
Joint Ventures (other):							
CVS at Naugatuck	CT	2008	50%	2008	13,225	-	-
Total Consolidated Joint Ventures					1,369,853	61,701,000	165,168,000
Total Stabilized Portfiolio					8,776,112	233,186,000	852,650,000

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

(continued)	Subsequent	Gross amount at which carried at December 31, 2010				
Property	cost capitalized	Land	Building and improvements	Total	Accumulated depreciation (4)	Amount of Encumbrance
Wholly-Owned Stabilized Properties :						
Port Richmond Village	697,000	2,843,000	12,565,000	15,408,000	2,957,000	14,428,000
Price Chopper Plaza	(571,000)	4,082,000	17,310,000	21,392,000	1,833,000	(3)
Rite Aid at Massillon	6,000	442,000	2,020,000	2,462,000	342,000	1,329,000
River View Plaza I, II and III	3,975,000	9,718,000	44,331,000	54,049,000	8,756,000	(2)
Shoppes at Salem Run	12,000	1,076,000	4,265,000	5,341,000	620,000	(2)
Smithfield Plaza	252,000	2,919,000	13,017,000	15,936,000	1,872,000	10,264,000
South Philadelphia	2,532,000	8,222,000	38,846,000	47,068,000	9,067,000	(2)
St. James Square	608,000	688,000	4,446,000	5,134,000	984,000	(2)
Stadium Plaza	740,000	2,443,000	9,813,000	12,256,000	1,609,000	(2)
Suffolk Plaza	-	1,402,000	7,236,000	8,638,000	1,644,000	4,488,000
Swede Square	4,717,000	2,272,000	10,945,000	13,217,000	2,696,000	10,588,000
The Commons	1,131,000	3,098,000	15,178,000	18,276,000	3,432,000	(2)
The Point	13,354,000	2,996,000	23,858,000	26,854,000	5,212,000	16,807,000
The Point at Carlisle Plaza	258,000	2,233,000	11,448,000	13,681,000	2,580,000	(2)
The Shops at Suffolk Downs	8,548,000	7,580,000	19,637,000	27,217,000	2,002,000	(2) (3)
Timpany Plaza	49,000	3,368,000	19,333,000	22,701,000	2,423,000	8,190,000
Trexler Mall	3,898,000	6,932,000	36,713,000	43,645,000	5,681,000	21,093,000
Ukrop's at Fredericksburg	-	3,213,000	12,758,000	15,971,000	1,895,000	(2)
Valley Plaza	758,000	1,950,000	8,524,000	10,474,000	1,595,000	(2)
Virginia Center Commons	3,000	992,000	3,863,000	4,855,000	677,000	(2)
Virginia Little Creek	(11,000)	1,639,000	8,350,000	9,989,000	1,746,000	5,195,000
Wal-Mart Center	28,000	-	11,862,000	11,862,000	2,183,000	5,690,000
Washington Center Shoppes	3,728,000	2,000,000	11,103,000	13,103,000	2,650,000	8,452,000
West Bridgewater Plaza	(820,000)	2,669,000	14,235,000	16,904,000	1,544,000	10,776,000
Yorktowne Plaza	221,000	5,874,000	25,792,000	31,666,000	3,395,000	20,073,000
Total Wholly-Owned Stabilized Properties	131,522,000	173,032,000	817,457,000	990,489,000	141,800,000	419,449,000
Properties Owned in Joint Venture:						
Homburg Joint Venture:						
Aston Center	12,000	4,319,000	17,082,000	21,401,000	1,776,000	12,561,000
Ayr Town Center	2,000	2,442,000	9,750,000	12,192,000	1,138,000	7,093,000
Fieldstone Marketplace	554,000	5,167,000	22,056,000	27,223,000	3,840,000	18,281,000
Meadows Marketplace	11,390,000	1,914,000	11,390,000	13,304,000	1,388,000	10,172,000
Parkway Plaza	470,000	4,647,000	19,890,000	24,537,000	2,436,000	14,300,000
Pennsboro Commons	44,000	3,608,000	14,298,000	17,906,000	2,558,000	10,769,000
Scott Town Center	1,000	2,959,000	11,801,000	14,760,000	1,415,000	8,538,000
Spring Meadow Shopping Center	20,000	4,112,000	16,429,000	20,541,000	1,798,000	12,441,000
Stonehedge Square	126,000	2,698,000	11,774,000	14,472,000	1,864,000	8,700,000
	12,619,000	31,866,000	134,470,000	166,336,000	18,213,000	102,855,000
PCP Joint Venture:						
New London Mall	903,000	8,827,000	31,934,000	40,761,000	2,900,000	26,087,000
San Souci Plaza	1,326,000	13,374,000	21,246,000	34,620,000	2,888,000	27,200,000
	2,229,000	22,201,000	53,180,000	75,381,000	5,788,000	53,287,000
Joint Ventures (other):						
CVS at Naugatuck	2,825,000	-	2,825,000	2,825,000	152,000	2,402,000
Total Consolidated Joint Ventures	17,673,000	54,067,000	190,475,000	244,542,000	24,153,000	158,544,000
Total Stabilized Portfiolio	149,195,000	227,099,000	1,007,932,000	1,235,031,000	165,953,000	577,993,000

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

(continued) Property	State	Year acquired	Percent owned	Year built/ Year last renovated	Gross leasable area	Initial cost to the Company: Land	Initial cost to the Company: Building and Improvements
Redevelopment and Major Retenanting Properties:							
Oakhurst Plaza	VA	2006	100%	1980/2001	107,869	$ 4,539,000	$ 18,177,000
Shore Mall	NJ	2006	100%	1960/1980	459,098	7,179,000	37,868,000
The Brickyard	CT	2004	100%	1990	274,553	6,465,000	29,308,000
Roosevelt II	PA	2010	100%	1969/1986	206,000	2,675,000	10,700,000
Townfair Center	PA	2004	100%	2002	218,662	3,022,000	13,786,000
Trexlertown Plaza	PA	2006	100%	1990/2005	241,381	5,262,000	23,867,000
Total Redevelopment Properties					1,507,563	29,142,000	133,706,000
Total Operating Portfolio					10,283,675	262,328,000	986,356,000
Ground-Up Developments:							
Crossroads II	PA	2008	60%	2009	133,618	15,383,000	-
Heritage Crossing	PA	2008	60%	2009	59,396	5,080,000	-
Northside Commons	PA	2008	100%	2009	85,300	3,332,000	-
Upland Square	PA	2007	60%	2009	452,304	28,187,000	-
Total Ground-Up Developments					730,618	51,982,000	-
Total Portfolio					11,014,293	314,310,000	986,356,000
Projects Under Development and Land Held For Future Expansion and Development:							
Halifax Commons	PA		100%		4.37	858,000	-
Halifax Plaza	PA		100%		12.83	1,107,000	-
Liberty Marketplace	PA		100%		15.51	1,564,000	-
Oregon Pike	PA		100%		11.20	2,283,000	-
Shore Mall	NJ		100%		50.00	2,018,000	-
The Brickyard	CT		100%		1.95	1,167,000	-
Trexlertown Plaza	PA		100%		37.28	8,087,000	-
Trindle Spring	NY		100%		2.10	1,028,000	-
Wyoming	MI		100%		12.32	360,000	-
Various projects in progress	N/A		100%		-	-	-
Total Projects Under Development and Land Held For Future Expansion and Development:					147.55	18,472,000	-
Total Carrying Value						332,782,000	986,356,000

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

(continued)	Subsequent	Gross amount at which carried at December 31, 2010				
Property	cost capitalized	Land	Building and improvements	Total	Accumulated depreciation (4)	Amount of Encumbrance
Redevelopment and Major Retenanting Properties:						
Oakhurst Plaza	$ 18,000	$ 4,539,000	$ 18,195,000	$ 22,734,000	$ 2,571,000	(2)
Shore Mall	5,029,000	7,179,000	42,897,000	50,076,000	6,538,000	21,220,000
Brickyard	(761,000)	6,465,000	28,547,000	35,012,000	5,672,000	(2)
Roosevelt II	-	2,675,000	10,700,000	13,375,000	45,000	12,940,000
Townfair Center	7,081,000	3,022,000	20,867,000	23,889,000	2,568,000	(3)
Trexlertown Plaza	3,756,000	5,262,000	27,623,000	32,885,000	3,126,000	(3)
Total Redevelopment Properties	15,123,000	29,142,000	148,829,000	177,971,000	20,520,000	34,160,000
Total Operating Portfolio	164,318,000	256,241,000	1,156,761,000	1,413,002,000	186,473,000	612,153,000
Ground-Up Developments:						
Crossroads II	27,203,000	17,671,000	24,915,000	42,586,000	730,000	(2)
Heritage Crossing	6,040,000	5,066,000	6,054,000	11,120,000	240,000	(3)
Northside Commons	9,989,000	3,379,000	9,942,000	13,321,000	297,000	(3)
Upland Square	57,632,000	27,454,000	58,365,000	85,819,000	1,721,000	62,577,000
Total Ground-Up Developments	100,864,000	53,570,000	99,276,000	152,846,000	2,988,000	62,577,000
Total Portfolio	265,182,000	309,811,000	1,256,037,000	1,565,848,000	189,461,000	674,730,000
Projects Under Development and Land Held For Future Expansion and Development:						
Halifax Commons	381,000	872,000	367,000	1,239,000	-	
Halifax Plaza	1,622,000	1,503,000	1,226,000	2,729,000	-	
Liberty Marketplace	35,000	1,564,000	35,000	1,599,000	-	
Oregon Pike	80,000	2,283,000	80,000	2,363,000	-	
Shore Mall	276,000	2,018,000	276,000	2,294,000	-	(6)
The Brickyard	197,000	1,183,000	181,000	1,364,000	-	
Trexlertown Plaza	2,279,000	8,089,000	2,277,000	10,366,000	-	(3)
Trindle Spring	392,000	1,148,000	272,000	1,420,000	-	
Wyoming	-	360,000	-	360,000	-	
Various projects in progress	1,728,000	-	1,728,000	1,728,000	-	
Total Projects Under Development and Land Held For Future Expansion and Development	6,990,000	19,020,000	6,442,000	25,462,000	-	-
Total Carrying Value	$ 272,172,000	$ 328,831,000	$ 1,262,479,000	$ 1,591,310,000	$ 189,461,000	674,730,000
Real estate held for sale - discontinued operations (1)					$ 69,959,000	
Unconsolidated joint ventures (5)					$ 52,466,000	

Cedar Shopping Centers, Inc.
Schedule III
Real Estate and Accumulated Depreciation
Year ended December 31, 2010

(continued)

The changes in real estate and accumulated depreciation for the three years ended December 31, 2010 are as follows (1):

Cost	2010	2009	2008
Balance, beginning of the year	$ 1,555,638,000	$ 1,422,563,000	$ 1,281,340,000
Properties acquired	13,375,000	73,152,000	90,700,000
Improvements and betterments	23,207,000	66,070,000	52,830,000
Write-off fully-depreciated assets	(910,000)	(6,147,000)	(2,307,000)
Balance, end of the year	$ 1,591,310,000	$ 1,555,638,000	$ 1,422,563,000
Accumulated depreciation			
Balance, beginning of the year	$ 151,144,000	$ 114,516,000	$ 80,160,000
Depreciation expense	39,227,000	42,775,000	36,663,000
Write-off fully-depreciated assets	(910,000)	(6,147,000)	(2,307,000)
Balance, end of the year	$ 189,461,000	$ 151,144,000	$ 114,516,000
Net book value	$ 1,401,849,000	$ 1,404,494,000	$ 1,308,047,000

The aggregate cost of the properties is approximately $22.4 million lower for federal income tax purposes at December 31, 2010.

(1) Restated to reflect the reclassifications of properties to "real estate held for sale" during 2010.

(2) Properties pledged as collateral under the Company's stabilized property credit facility. The total net book value of such properties was $345,523,000 at December 31, 2010 (including $18,467,000 relating to a property treated as "real estate held for sale"); the total amount outstanding under the secured revolving credit facility at that date was $29,535,000.

(3) Properties pledged as collateral under the Company's development property credit facility. The total net book value of all such properties was $151,411,000 at December 31, 2010; the total amount outstanding the secured development revolving credit facility at that date was $103,062,000.

(4) Depreciation is provided over the estimated useful lives of the buildings and improvements, which range from 3 to 40 years.

(5) The Company has a 76.3% interest in an unconsolidated joint venture, which owns a single-tenant office property located in Philadelphia, Pennsylvania and a 20% interest in an unconsolidated joint venture that owns 21 supermarket shopping centers located in Connecticut, Maryland, Massachusetts, New Jersey, Pennsylvania and Virginia.

(6) The Shore Mall land parcel also collateralizes the mortgage loan payable relating to the Shore Mall shopping center.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934 is reported within the time periods specified in the rules and regulations of the Securities and Exchange Commission ("SEC"). In this regard, the Company has formed a Disclosure Committee currently comprised of several of the Company's executive officers as well as certain other employees with knowledge of information that may be considered in the SEC reporting process. The Committee has responsibility for the development and assessment of the financial and non-financial information to be included in the reports filed with the SEC, and assists the Company's Chief Executive Officer and Chief Financial Officer in connection with their certifications contained in the Company's SEC filings. The Committee meets regularly and reports to the Audit Committee on a quarterly or more frequent basis. The Company's principal executive and financial officers have evaluated its disclosure controls and procedures as of December 31, 2010, and have determined that such disclosure controls and procedures are effective.

There have been no changes in the internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, these internal controls over financial reporting during the last quarter of 2010.

Management Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control – Integrated Framework". Based on such assessment, management believes that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an opinion on the Company's internal control over financial reporting, which appears elsewhere in this report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cedar Shopping Centers, Inc.

We have audited Cedar Shopping Centers, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cedar Shopping Center, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Item 9A. Controls and Procedures –"Management Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cedar Shopping Centers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Cedar Shopping Centers, Inc. and our report dated March 15, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 15, 2011

Item 9B. Other Information

None.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

This item is incorporated by reference to the definitive proxy statement for the 2011 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A.

Item 11. Executive Compensation

This item is incorporated by reference to the definitive proxy statement for the 2011 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This item is incorporated by reference to the definitive proxy statement for the 2011 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions and Director Independence

This item is incorporated by reference to the definitive proxy statement for the 2011 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

This item is incorporated by reference to the definitive proxy statement for the 2011 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The response to this portion of Item 15 is included in Item 8 of this report

2. Financial Statement Schedules

The response to this portion of Item 15 is included in Item 8 of this report.

Item	Title or Description
3.1	Articles of Incorporation of Cedar Shopping Centers, Inc., including all amendments and articles supplementary previously filed, incorporated by reference to Exhibits 3.1.a and 3.1.b of Form 10-Q for the quarterly period ended September 30, 2007 and to Exhibit 3.1 of Form 10-Q for the quarterly period ended September 30, 2010.
3.2	By-laws of Cedar Shopping Centers, Inc., including all amendments previously filed, incorporated by reference to Exhibit 3.2 of Form 8-K filed on November 28, 2007.
3.3.a	Agreement of Limited Partnership of Cedar Shopping Centers Partnership, L.P., incorporated by reference to Exhibit 3.4 of the Registration Statement on Form S-11 filed on August 20, 2003, as amended.
3.3.b	Amendment No. 1 to Agreement of Limited Partnership of Cedar Shopping Centers Partnership, L.P., incorporated by reference to Exhibit 3.5 of the Registration Statement on Form S-11 filed on August 20, 2003, as amended.
3.3.c	Amendment No. 2 to Agreement of Limited Partnership of Cedar Shopping Centers Partnership, L.P., incorporated by reference to Exhibit 3.3.c of Form 10-K for the year ended December 31, 2004.
3.3.d	Amendment No. 3 to Agreement of Limited Partnership of Cedar Shopping Centers Partnership, L.P. , incorporated by reference to Exhibit 3.3.d of Form 10-K for the year ended December 31, 2006.
3.3.e	Amendment No. 4 to Agreement of Limited Partnership of Cedar Shopping Centers Partnership, L.P. , incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarterly period ended September 30, 2010.
10.1.a*	Cedar Shopping Centers, Inc. Senior Executive Deferred Compensation Plan, effective as of October 29, 2003, incorporated by reference to Exhibit 10.6.a of Form 10-K for the year ended December 31, 2004.
10.1.b*	Amendment No. 1 to the Cedar Shopping Centers, Inc. Senior Executive Deferred Compensation Plan, effective as of October 29, 2003, incorporated by reference to Exhibit 10.6.b of Form 10-K for the year ended December 31, 2004.
10.1.c*	Amendment No. 2 to the Cedar Shopping Centers, Inc. Senior Executive Deferred Compensation Plan, effective as of August 9, 2004, incorporated by reference to Exhibit 10.6.c of Form 10-K for the year ended December 31, 2004.
10.1.d*	Amendment No. 3 to the Cedar Shopping Centers, Inc. Senior Executive Deferred Compensation Plan, effective as of December 19, 2005, incorporated by reference to Exhibit 10.2 of Form 8-K filed on December 22, 2005.
10.1.e*	Amendment No. 4 to the Cedar Shopping Centers, Inc. Senior Executive Deferred Compensation Plan, effective as of December 21, 2006, incorporated by reference to Exhibit 10.1.e of Form 10-K for the year ended December 31, 2006.
10.1.f*	Amendment No. 5 to the Cedar Shopping Centers, Inc. Senior Executive Deferred Compensation Plan, effective as of December 11, 2007, incorporated by reference to Exhibit 10.1.f of Form 10-K for the year ended December 31, 2007.
10.2.a*	2005 Cedar Shopping Centers, Inc. Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 22, 2005.

10.2.b*	Amendment No. 1 to the 2005 Cedar Shopping Centers, Inc. Deferred Compensation Plan, effective as of December 21, 2006, incorporated by reference to Exhibit 10.2.b of Form 10-K for the year ended December 31, 2006.
10.2.c*	Amendment No. 2 to the 2005 Cedar Shopping Centers, Inc. Deferred Compensation Plan, effective as of December 11, 2007, incorporated by reference to Exhibit 10.2.c of Form 10-K for the year ended December 31, 2007.
10.2.d*	Amendment No. 3 to the 2005 Cedar Shopping Centers, Inc. Deferred Compensation Plan, effective as of December 16, 2008, incorporated by reference to Exhibit 10.2.d of Form 10-K for the year ended December 31, 2008.
10.3.a.i*	Employment Agreement between Cedar Shopping Centers, Inc. and Leo S. Ullman, dated as of November 1, 2003, incorporated by reference to Exhibit 10.39 of the Registration Statement on Form S-11 filed on August 20, 2003, as amended.
10.3.a.ii*	First Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Leo S. Ullman, dated as of March 23, 2004, incorporated by reference to Exhibit 10.5.a.ii of Form 10-K for the year ended December 31, 2004.
10.3.a.iii*	Second Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Leo S. Ullman, dated as of October 19, 2005, incorporated by reference to Exhibit 10.1 of Form 8-K filed on October 20, 2005.
10.3.a.iv*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Leo S. Ullman, dated as of May 1, 2007, incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 3, 2007.
10.3.b.i*	Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of November 1, 2003, incorporated by reference to Exhibit 10.40 of the Registration Statement on Form S-11 filed on August 20, 2003, as amended.
10.3.b.ii*	First Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of March 23, 2004, incorporated by reference to Exhibit 10.5.b.ii of Form 10-K for the year ended December 31, 2004.
10.3.b.iii*	Second Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of October 19, 2005, incorporated by reference to Exhibit 10.2 of Form 8-K filed on October 20, 2005.
10.3.b.iv*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of December 29, 2006, incorporated by reference to Exhibit 10.3.b.iv of Form 10-K for the year ended December 31, 2006.
10.3.b.v*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of September 18, 2008, incorporated by reference to Exhibit 10.3.b.v of Form 10-K for the year ended December 31, 2008.
10.3.b.vi*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of April, 17, 2009, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarterly period ended June 30, 2009.
10.3.b.vii*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Brenda J. Walker, dated as of June 1, 2010, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarterly period ended June 30, 2010.
10.3.c.i*	Employment Agreement between Cedar Shopping Centers, Inc. and Thomas B. Richey, dated as of November 1, 2003, incorporated by reference to Exhibit 10.42 of the Registration Statement on Form S-11 field on August 20, 2003, as amended.
10.3.c.ii*	First Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Thomas B. Richey, dated as of March 23, 2004, incorporated by reference to Exhibit 10.5.d.ii of Form 10-K for the year ended December 31, 2004.

10.3.c.iii*	Second Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Thomas B. Richey, dated as of October 19, 2005, incorporated by reference to Exhibit 10.4 of Form 8-K filed on October 20, 2005.
10.3.c.iv*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Thomas B. Richey, dated as of December 29, 2006, incorporated by reference to Exhibit 10.3.d.iv of Form 10-K for the year ended December 31, 2006.
10.3.c.v*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Thomas B. Richey, dated as of September 18, 2008, incorporated by reference to Exhibit 10.3.c.v of Form 10-K for the year ended December 31, 2008.
10.3.c.vi*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Thomas B. Richey, dated as of June 1, 2010, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarterly period ended June 30, 2010.
10.3.d.i*	Employment Agreement between Cedar Shopping Centers, Inc. and Nancy H. Mozzachio, dated as of August 1, 2003, incorporated by reference to Exhibit 10.3.e.i of Form 10-K for the year ended December 31, 2006.
10.3.d.ii*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Nancy H. Mozzachio, dated as of October 19, 2005, incorporated by reference to Exhibit 10.2 of Form 8-K filed on April 6, 2007.
10.3.d.iii*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Nancy H. Mozzachio, dated as of December 29, 2006, incorporated by reference to Exhibit 10.3.e.ii of Form 10-K for the year ended December 31, 2006.
10.3.d.iv*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Nancy H. Mozzachio, dated as of September 18, 2008, incorporated by reference to Exhibit 10.3.d.iv of Form 10-K for the year ended December 31, 2008.
10.3.d.v*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Nancy H. Mozzachio, dated as of April 17, 2009, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarterly period ended June 30, 2009.
10.3.d.vi*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Nancy H. Mozzachio, dated as of June 1, 2010, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarterly period ended June 30, 2010.
10.3.e*	Employment Agreement between Cedar Shopping Centers, Inc. and Lawrence E. Kreider, Jr., dated as of June 20, 2007, incorporated by reference to Exhibit 10.1 of Form 8-K filed on June 20, 2007.
10.3.f.i*	Employment Agreement between Cedar Shopping Centers, Inc. and Frank C. Ullman, dated as of September 18, 2008, incorporated by reference to Exhibit 10.3.f of Form 10-K for the year ended December 31, 2008.
10.3.f.ii*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Frank C. Ullman, dated as of April 17, 2009, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarterly period ended June 30, 2009.
10.3.f.iii*	Amendment to Employment Agreement between Cedar Shopping Centers, Inc. and Frank C. Ullman, dated as of June 1, 2010, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarterly period ended June 30, 2010.
10.3.f.iv*	Consulting Agreement between Cedar Shopping Centers, Inc. and Frank C. Ullman, dated as of January 13, 2011, incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 20, 2011.
10.4	Loan Agreement (the "Loan Agreement") by and among Cedar Shopping Centers Partnership, L.P., Bank of America, N.A., KeyBank, National Association, Manufacturers and Traders Trust Company, Regions Bank, Citizens Bank of Pennsylvania, Raymond James Bank, FSB, Royal Bank of Canada, Bank of Montreal, and the other lending

	institutions which are or may become parties to the Loan Agreement (the "Lenders") and Bank of America, N.A. (as Administrative Agent), dated as of November 10, 2009, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarterly period ended September 30, 2010.
10.5	Agreement Regarding Purchase of Partnership Interests By and Between Cedar Shopping Centers Partnership, L.P. and Homburg Holdings (U.S.) Inc. dated as of March 26, 2007, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarterly period ended September 30, 2010.
10.5.a	First Amendment to Agreement Regarding Purchase of Partnership Interests dated as of June 29, 2007, incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 12, 2007.
10.5.b	Second Amendment to Agreement Regarding Purchase of Partnership Interests dated as of October 31, 2007, incorporated by reference to Exhibit 10.2 of Form 8-K filed on December 12, 2007.
10.6	Voting Agreement dated February 13, 2008 among Cedar Shopping Centers, Inc., Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc. Inland Real Estate Investment Corporation and The Inland Group, Inc., incorporated by reference to Exhibit 10.11 of Form 10-K for the year ended December 31, 2007.
10.7.a	Amended and Restated Loan Agreement (the "Loan Agreement") by and among Cedar Shopping Centers Partnership, L.P., KeyBank, National Association, Manufacturers and Traders Trust Company, Citizens Bank of Pennsylvania, Raymond James Bank, FSB, Regions Bank, TD Bank, N.A., TriState Capital Bank and the other lending institutions which are or may become parties to the Loan Agreement (the "Lenders") and KeyBank, National Association (as Administrative Agent), dated as of October 17, 2008, incorporated by reference to Exhibit 10.5.a of Form 10-Q for the quarterly period ended September 30, 2010.
10.7.b	First Amendment to Loan Agreement, dated as of April 9, 2010, incorporated by reference to Exhibit 10.5.b of Form 10-Q for the quarterly period ended September 30, 2010.
10.8	Standby Equity Purchase Agreement dated as of September 21, 2009 by and between YA Global Master SPV Ltd. and Cedar Shopping Centers, Inc., incorporated by reference to Exhibit 4.1 of Form 8-K filed on September 22, 2009.
10.9.a	Securities Purchase Agreement dated as of October 26, 2009, by and among Cedar Shopping Centers, Inc., Cedar Shopping Centers Partnership L.P., RioCan Holdings USA Inc. and RioCan Real Estate Investment Trust, incorporated by reference to Exhibit 10.6.a of Form 10-Q for the quarterly period ended September 30, 2010.
10.9.a.i	Amendment to Securities Purchase Agreement dated February 5, 2010, incorporated by reference to Exhibit 10.6.b of Form 10-Q for the quarterly period ended September 30, 2010.
10.9.a.ii	Amendment to Securities Purchase Agreement dated February 26, 2010, incorporated by reference to Exhibit 10.6.c of Form 10-Q for the quarterly period ended September 30, 2010.
10.9.b	Agreement regarding purchase of Partnership Interests dated October 26, 2009 between Cedar Shopping Centers, Inc. and RioCan Holdings USA Inc., incorporated by reference to Exhibit 10.7 of Form 10-Q for the quarterly period ended September 30, 2010.
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Section 302 Chief Executive Officer Certification
31.2	Section 302 Chief Financial Officer Certification

32.1	Section 906 Chief Executive Officer Certification
32.2	Section 906 Chief Financial Officer Certification

---

* Management contracts or compensatory plans required to be filed pursuant to Rule 601 of Regulation S-K.

(b) Exhibits
The response to this portion of Item 15 is included in Item 15(a) (3) above.

(c) The following documents are filed as part of the report:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CEDAR SHOPPING CENTERS, INC.

/s/ LEO S. ULLMAN Leo S. Ullman President and Chairman (principal executive officer)	/s/ LAWRENCE E. KREIDER, JR. Lawrence E. Kreider, Jr. Chief Financial Officer (principal financial officer)
/s/ GASPARE J. SAITTA, II Gaspare J. Saitta, II Chief Accounting Officer (principal accounting officer)	

March 15, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

/s/ JAMES J. BURNS James J. Burns Director	/s/ RAGHUNATH DAVLOOR Raghunath Davloor Director
/s/ RICHARD HOMBURG Richard Homburg Director	/s/ PAMELA N. HOOTKIN Pamela N. Hootkin Director
/s/ PAUL G. KIRK, JR Paul G. Kirk, Jr. Director	/s/ EVERETT B. MILLER, III Everett B. Miller, III Director
/s/ LEO S. ULLMAN Leo S. Ullman Director	/s/ROGER M. WIDMANN Roger M. Widmann Director

March 15, 2011